SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                  FORM U5S

                               ANNUAL REPORT
                       For the Year ended December 31, 1998


       Filed pursuant to the Public Utility Holding Company Act of 1935 by Eastern Utilities Associates, P.O. Box 2333, Boston, Massachusetts 02107



                                 04-1271872
                       (I.R.S. Employer Identification No.)

                            FORM U5S-ANNUAL REPORT

                           For the Calendar Year 1998

                                    ITEMS

ITEM 1.     SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1998

                                                           % of
     Name of Company                   Number of Common   Voting     Issuer         Owner's
(add abbreviation used herein)          Shares Owned      Power     Book Value      Book Value

Eastern Utilities Associates           Publicly Owned      (1)     $373,718,061     $
     (EUA or the Association)

EUA Service Corporation                       100     100% (2)        2,557,189       2,557,189
     (EUA Service)

Blackstone Valley Electric                184,062     100% (2)       41,658,390      41,658,390
     Company (Blackstone)

Newport Electric Corporation            1,000,000     100% (2)       23,320,795      23,320,795
     (Newport)

Eastern Edison Company                  2,891,357     100% (2)      225,998,388     225,998,388
     (Eastern Edison)

     Montaup Electric Company             586,000     100% (3)      147,017,241     147,017,241
     (Montaup)
          Preferred Stock                                  (3)        1,500,000       1,500,000
          Debenture Bonds (Unsecured)                      (3)       90,575,000      90,575,000
          Pollution Control
               Bonds (Unsecured) - Net                     (3)       27,406,583      27,406,583

EUA Cogenex Corporation                     1,000     100% (2)       48,361,220      48,361,220
     (EUA Cogenex)

     EUA Citizens Conservation
          Services, Inc.                   10,000     100% (4)          445,607         445,607

     Northeast Energy
       Management, Inc.                    10,000     100% (4)        9,134,328       9,134,328
          (NEM)

     EUA Cogenex West                      10,000     100% (4)        4,657,067       4,657,067
     (formerly EUA Highland Corporation)

     APS Cogenex L.L.C.                                50% (5)          516,949         516,949

     EUA Cogenex-Canada Inc.                  100     100% (4)         $706,905        $706,905
          (Cogenex Canada)

          EUA Cogenex-Canada
           Energy Services Inc.               100     100% (6)

     EUA WestCoast L.P.                                50% (7)        1,018,395       1,018,395

     EUA Energy Capital and
          Services I                                   50% (8)       11,807,219      11,807,219

     EUA Energy Capital and
     Services II                                       50% (8)       13,339,067      13,339,067

     EUA FRC II Energy Associates                      50% (8)           30,592          30,592

     Micro Utility Partners of America                 50% (7)           23,720          23,720

EUA Energy Services, Inc.                     100     100% (2)          (34,086)        (34,086)

EUA Energy Investment Corporation             100     100% (2)       (24,203,924)   (24,203,924)
     (EUA Energy)

     Eastern Unicord Corporation            1,000     100% (9)        (1,840,592)    (1,840,592)
     (Unicord)

     EUA TransCapacity, Inc.                1,000     100% (9)        (8,864,744)    (8,864,744)

          TransCapacity, L.P.                          80% (7)       (15,802,547)   (15,802,547)

     EUA BIOTEN, Inc.                         100     100% (9)        (1,512,699)    (1,512,699)

          BIOTEN General Partn. (10)                   80% (8)         3,691,851      3,691,851

           BIOTEN GPM (11)                      2     100% (13)

           BIOTEN Operations, Inc. (12)     1,000     100% (13)            1,020          1,020

     EUA Compression Services, Inc.            10     100% (9)          (255,727)      (255,727)

     Renova, L.L.C. (14)                              100% (5)        (3,311,670)    (3,311,670)

EUA Telecommunications
     Corporation                               10     100% (2)          (131,037)      (131,037)

EUA Ocean State Corporation                     1     100% (2)        16,545,748     16,545,748
       (EUA Ocean State)
         Ocean State Power I                 29.9%   29.9% (8)        27,539,091     27,539,091
     Ocean State Power II                    29.9%   29.9% (8)        21,295,260     21,295,260

*Eastern Edison Electric Company                      100% (2)             1,000          1,000
_________

( 1)     Cumulative Voting.
( 2)     Wholly-owned by EUA.
( 3)     Wholly-owned by Eastern Edison.
( 4)     Wholly-owned by EUA Cogenex.
( 5)     Limited Liability Corporation.
( 6)     Wholly-owned by EUA Cogenex-Canada Inc.
( 7)     Limited Partnership.
( 8)     General Partnership.
( 9)     Wholly-owned by EUA Energy.
(10)     Effective June 1, 1998, EUA BIOTEN, Inc. increased its profits and voting interests in BIOTEN Partnership to 80%.  The Partnership was dissolved on February 25, 1999.
(11)     Organized under the Laws of Mauritius as an offshore company on June
         29, 1998 to invest in and manage projects in connection with the development and commercialization of biomass-fired combustion turbine power generation facilities and related products and services.
(12)     Organized under the Laws of Tennessee on May 22, 1995 to engage in the business of acquiring, owning, holding, developing and commercializing proprietary technology relating to biomass-
         fired combustion turbine power generation.
(13)     Wholly-owned by BIOTEN Partnership.  EUA BIOTEN is working toward restructuring, pursuant to which all ownership interest in BIOTEN GPM and
         BIOTEN Operations would be transferred to the restructured entity.
(14)     Effective May 1, 1998, Renova operations were transferred from EUA
         Cogenex to EUA Energy Investment.
*Inactive.

ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

                     Brief Description
  Name of Company    of Transaction           Consideration     Exemptions
       (1)                 (2)                     (3)             (4)

Blackstone           Sale of Land                 $10,000        Rule 44 (b)
                     School Street
                     No. Smithfield, RI


Blackstone           Sale of Land                   3,500       Rule 44 (b)
                     Helmer Lane
                     Woonsocket, RI

Eastern Edison      Sale of Mulberry Street       600,000       Rule 44 (b)
                    Building/Land
                    Brockton, MA

Eastern Edison      Sale of Land                  135,000       Rule 44 (b)
                    King Street
                    Cohasset, MA

Montaup             Canal 2                    75,878,800       Section 32 (c)
                    Riverside Ave
                    Somerset, MA

Newport           Jepson/Eldred Diesel Stations 1,566,500       Rule 44 (b)
                     Portsmouth/Jamestown, RI

ITEM 3.     ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

                                 Date and
                    Type of      Form of
  Name of Issuer    Security     Transaction     Consideration     Exemption
       (1)            (2)          (3)                (4)             (5)

     None.

The following refers to short-term borrowing by EUA system companies during 1998:

                     Highest                     Effective
   Balance at        Balance         Date of     Average
   Year-end          During Year     Highest     Interest Rate
    (000's)           (000's)        Balance     For Year

    $63,547          $132,920         7/5/98       5.8%

     EUA Cogenex is required under certain contracts with various government entities and utility companies to maintain either a letter of credit or performance bond to collateralize performance under the contract. These contingent liabilities will only be drawn by the customer if EUA Cogenex fails
to perform under the construction contract.   For the letters of credit, the
highest amount outstanding during 1998 and the year end balance was approximately $3.5 million and $3.4 million, respectively. For the performance bonds, the highest amount outstanding during 1998 and the year end balance was $10.8 million.

ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES


                       Name of Company
                        Acquiring,
Name of Issuer          Redeeming         Number of Shares or
       and             or Retiring        Principal Amount
 Title of Issue        Securities         Acquired, Redeemed,   Consideration    Authorization
       (1)                (2)               or Retired (3)          (4)               (5)

Blackstone:             Blackstone
 First Mortgage Bonds:
     9 1/2% due 2004                          $1,500,000          $1,500,000          (a)

Eastern Edison:         Eastern Edison
   First Mortgage and
   Collateral Trust Bonds:
     5 7/8% due 1998                          20,000,000          20,000,000          (a)
     5 3/4% due 1998                          40,000,000          40,000,000          (a)

Newport:                Newport
   First Mortgage Bonds:
     8.95% due 2001                              650,000             650,000          (a)

    Small Business
    Administration Loan:
     6.5% due 2005                                95,924              95,924          (a)

EUA Cogenex:            EUA Cogenex
    Unsecured Notes:
     9.6% due 2001                             3,200,000           3,200,000          (a)
     10.56% due 2005                           3,500,000           3,500,000          (a)

EUA Service:            EUA Service
    Secured Notes:
      10.20% due 2008                          1,700,000           1,700,000          (a)

EUA Ocean State:        EUA Ocean State
    Unsecured Notes:
      9.59% due 2011                           2,476,660           2,476,660          (a)

(a)  Rule 42

ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

                                                         % of      Number of Shares
                                                        Voting     or Principal       Book
Name of Owner     Name of Issuer     Security Owned     Power      Amount Owned       Value
    (1)                (2)                (3)            (4)           (5)             (6)

Eastern Edison     Massachusetts     Capital Stock     less than     1,040 shares     $   10,400
                   Business                            one
                   Development Corp.*


Montaup            Yankee Atomic     Capital Stock      4.5          6,903 shares        874,808
                   Electric Co. **

   "      "        Conn. Yankee      Capital Stock      4.5         15,750 shares      4,705,317
                   Atomic Power Co.**

   "       "       Vermont Yankee    Capital Stock      2.5          9,801 shares      1,365,653
                   Nuclear
                   Power Corp. **

   "       "       Maine Yankee      Capital Stock      4.0         20,000 shares      3,340,613
                   Atomic
                   Power Co. **

   "       "       NE Hydro Trans.   Capital Stock      3.3        111,190 shares      1,647,803
                   Electric Co. ***


   "       "       NE Hydro          Capital Stock      3.3            540 shares        946,901
                   Trans. Corp. ***

___________
     * Development company.
    ** Regional nuclear generating company.
   *** Owner of Transmission Facilities.

ITEM 6.     OFFICERS AND DIRECTORS
Part I.     As of December 31, 1998.                               Names of System Companies with which Connected

                                                                               Blackstone
                                                      Eastern     EUA          Valley     Newport      Eastern    Montaup
                                                      Utilities   Service      Electric   Electric     Edison     Electric
                                                      Associates  Corporation  Company    Corporation  Company    Company

Russell A. Boss           One Albion Road             TR
                          Lincoln, RI 02865
Richard Bower             37 Linden Terrace
                          Ottawa, Ontario,
                          Canada K1S1Z1
J. Thomas Brett           275 Slater St.,Ste 1700
                          Ottawa, Ontario,
                          Canada K1P 5H9
John D. Carney            P.O. Box 543                EVP          D,EVP        D,P         D,P         D,P         D,EVP
                          W. Bridgewater, MA 02379
Paul J. Choquette, Jr.    7 Jackson Walkway           TR
                          Providence, RI 02940
Peter S. Damon            41 Long Wharf Mall          TR
                          Newport, RI 02840
Janice P. DeBarros        Boott Mills South
                          100 Foot of John Street
                          Lowell, MA 01852
Peter B. Freeman          100 Alumni Drive            TR
                          Providence, RI 02906
Barbara A. Hassan         P.O. Box 543                             D,VP         VP          VP          VP
                          W. Bridgewater, MA 02379
Clifford J. Hebert, Jr.   One Liberty Square          T,S          D,VP,T,S,C   D,T,S       D,T,S       D,T,C       T,C
                          Boston, MA 02109
Michael J. Hirsh          P.O. Box 543                             VP           VP          VP          VP
                          W. Bridgewater, MA 02379
Darcy L. Immerman         100 Foot of John Street
                          Lowell, MA 01852
Kevin A. Kirby            P.O Box 543                              D,VP         VP          VP          VP          D,VP
                          W. Bridgewater, MA 02379
Larry A. Liebenow         1082 Davol Street, 5th Fl.  TR
                          Fall River, MA 02720

ITEM 6.     OFFICERS AND DIRECTORS - Continued                          Names of System Companies with which Connected
Part I.     As of December 31, 1998.

                                                                                Blackstone
                                                    Eastern     EUA             Valley     Newport      Eastern  Montaup
                                                    Utilities   Service         Electric   Electric     Edison   Electric
                                                    Associates  Corporation     Company    Corporation  Company  Company

Edward T. Liston         Boott Mills South                       D, VP
                         100 Foot of John Street
                         Lowell, MA 01852
Marc F. Mahoney          P.O. Box 543                            VP              VP          VP          VP
                         W. Bridgewater, MA 02379
Jacek Makowski           One Center Plaza, Ste 360   TR
                         Boston, MA 02108
Wesley W. Marple, Jr.    413 Hayden Hall             TR
                         Northeastern University
                         Boston, MA 02115
Stephen Morgan           Boott Mills South
                         100 Foot of John Street
                         Lowell, MA 01852
Donald G. Pardus         One Liberty Square          TR,CH,CEO   D,CH            D,CH        D,CH        D,CH     D,CH
                         Boston, MA 02109
Robert G. Powderly       P.O. Box 543                EVP         D,EVP           D,EVP       D,EVP       D,EVP    D,EVP
                         W. Bridgewater, MA 02379
Donald T. Sena           One Liberty Square          AS          AT,AC,AS        AT,AS       AT,AS       AT,AS    AT,AC
                         Boston, MA 02109
Dennis St. Pierre        P.O. Box 543                            VP
                         W. Bridgewater, MA 02379
William A. Sifflard      20 Thurber Blvd
                         Smithfield, RI 02917
Margaret M. Stapleton    P.O. Box 111                TR
                         Boston, MA 02117
John R. Stevens          One Liberty Square          TR,COO,P    D,P             D,VCH       D,VCH      D,VCH     D,P
                         Boston, MA 02109
W. Nicholas Thorndike    10 Walnut Place             TR
                         Brookline, MA 02445
Mark S. White            Boott Mills South
                         100 Foot of John Street
                         Lowell, MA 01852

ITEM 6.     OFFICERS AND DIRECTORS - Continued
Part I.     As of December 31, 1998.                          Names of System Companies with which Connected

                                                EUA          EUA Energy     EUA             EUA              EUA
                                                Cogenex      Investment     Ocean State     Energy           Telecommunications
                                                Corporation  Corporation    Corporation     Services, Inc.   Corporation
Russell A. Boss         One Albion Road
                        Lincoln, RI 02865
Richard Bower           37 Linden Terrace
                        Ottawa, Ontario,
                        Canada K1S1Z1
J. Thomas Brett         275 Slater St., Ste 1700
                        Ottawa, Ontario,
                        Canada K1P 5H9
John D. Carney          P.O. Box 543            D,EVP        D,EVP          EVP              D
                        W. Bridgewater, MA 02379
Paul J. Choquette, Jr.  7 Jackson Walkway
                        Providence, RI 02940
Peter S. Damon          41 Long Wharf Mall
                        Newport, RI 02840
Janice P. DeBarros      Boott Mills South
                        100 Foot of John Street
                        Lowell, MA 01852
Peter B. Freeman        100 Alumni Drive
                        Providence, RI 02960
Barbara A. Hassan       P.O. Box 543
                        W. Bridgewater, MA 02379
Clifford J. Hebert, Jr. One Liberty Square      D,T,C        D,T,C          T,S            T,C                T,C
                        Boston, MA 02109
Michael J. Hirsh        P.O. Box 543            VP
                        W. Bridgewater, MA 02379
Darcy L. Immerman       Boott Mills South       VP
                        100 Foot of John Street
                        Lowell, MA 01852
Kevin A. Kirby          P.O Box 543                                         D,VP           D,VP
                        W. Bridgewater, MA 02379
Larry A. Liebenow       1082 Davol Street, 5th Fl.
                        Fall River, MA 02720

ITEM 6.     OFFICERS AND DIRECTORS - Continued
Part I.     As of December 31, 1998.                            Names of System Companies with which Connected

                                                 EUA           EUA Energy     EUA            EUA             EUA
                                                 Cogenex       Investment     Ocean State    Energy          Telecommunications
                                                 Corporation   Corporation    Corporation    Services, Inc.  Corporation

Edward T. Liston       Boott Mills South          D,P
                       100 Foot of John Street
                       Lowell, MA 01852
Marc F. Mahoney        P.O. Box 543
                       W. Bridgewater, MA 02379
Jacek Makowski         One Center Plaza, Ste 270
                       Boston, MA 02108
Wesley W. Marple, Jr.  413 Hayden Hall
                       Northeastern University
                       Boston, MA 02115
Stephen Morgan         Boott Mills South
                       100 Foot of John Street
                       Lowell, MA 01852
Donald G. Pardus       One Liberty Square         D,CH            D,CH         D,CH           D,CH            D,CH
                       Boston, MA 02109
Robert G. Powderly     P.O. Box 543               D,EVP           D,EVP        D,EVP          D               D
                       W. Bridgewater, MA 02379
Donald T. Sena         One Liberty Square         AT,AC           AT,AC        AT,AS
                       Boston, MA 02109
Dennis St. Pierre      P.O. Box 543
                       W. Bridgewater, MA 02379
William A. Sifflard    20 Thurber Blvd            VP
                       Smithfield, RI 02917
Margaret M. Stapleton  P.O. Box 111
                       Boston, MA 02117
John R. Stevens        One Liberty Square         D,VCH           D,P           D,P           D,P             D,P
                       Boston, MA 02109
W. Nicholas Thorndike  150 Dudley Street
                       Brookline, MA 02146
Mark S. White          Boott Mills South          EVP,ACM,AC
                       100 Foot of John Street
                       Lowell, MA 01852

ITEM 6.     OFFICERS AND DIRECTORS - Continued (1 of 2)
Part I.     As of December 31, 1998.                                  Names of System Companies with which Connected

                                                            EUA          EUA             Northeast
                                                            Cogenex-     TransCapacity,  Energy
                                                            Canada Inc.  Inc.            Management, Inc.

Russell A. Boss          One Albion Road
                         Lincoln, RI 02865
Richard Bower            37 Linden Terrace                   D
                         Ottawa, Ontario,
                         Canada K1S1Z1
J. Thomas Brett          275 Slater St. Ste 1700             D
                         Ottawa, Ontario,
                         Canada K1P5H9
John D. Carney           P.O. Box  543                                     EVP
                         W. Bridgewater, MA 02379
Paul J. Choquette, Jr.   7 Jackson Walkway
                         Providence, RI 02940
Peter S. Damon           41 Long Wharf Mall
                         Newport, RI 02840
Janice P. DeBarros       Boott Mills South
                         100 Foot of John Street
                         Lowell, MA 01852
Peter B. Freeman         100 Alumni Drive
                         Providence, RI 02906
Barbara A. Hassan        P.O. Box 543
                         W. Bridgewater, MA 02379
Clifford J. Hebert, Jr.  One Liberty Square                  T,S          D,T,C         T,C
                         Boston, MA 02109
Michael J. Hirsh         P.O. Box  543
                         W. Bridgewater, MA 02379
Darcy L. Immerman        Boott Mills South                    VP
                         100 Foot of John Street
                         Lowell, MA 01852
Kevin A. Kirby           P.O Box 543
                         W. Bridgewater, MA 02379
Larry A. Liebenow        1082 Davol Street, 5th Fl.
                         Fall River, MA 02720

ITEM 6.     OFFICERS AND DIRECTORS - Continued (2 of 2)
Part I.     As of December 31, 1998.                            Names of System Companies with which Connected
                                                                 EUA Citizens   EUA        EUA     EUA
                                                                 Conservation   Cogenex    BIOTEN, Compression
                                                                 Services Corp. West Corp. Inc.    Services, Inc.
Russell A. Boss         One Albion Road
                        Lincoln, RI 02865
Richard Bower           37 Linden Terrace
                        Ottawa, Ontario,
                        Canada K1S1Z1
J. Thomas Brett         275 Slater St. Ste 1700
                        Ottawa, Ontario,
                        Canada K1P5H9
John D. Carney          P.O. Box  543                                                        D,EVP   D,EVP
                        W. Bridgewater, MA 02379
Paul J. Choquette, Jr.  7 Jackson Walkway
                        Providence, RI 02940
Peter S. Damon          41 Long Wharf Mall
                        Newport, RI 02840
Janice P. DeBarros      Boott Mills South                         VP
                        100 Foot of John Street
                        Lowell, MA 01852
Peter B. Freeman        100 Alumni Drive
                        Providence, RI 02906
Barbara A. Hassan       P.O. Box 543
                        W. Bridgewater, MA 02379
Clifford J. Hebert, Jr. One Liberty Square                        T,C            T,C         D,T,C   D,T,C
                        Boston, MA 02109
Michael J. Hirsh        P.O. Box  543
                        W. Bridgewater, MA 02379
Darcy L. Immerman       Boott Mills South                                        VP
                        100 Foot of John Street
                        Lowell, MA 01852
Kevin A. Kirby          P.O Box 543
                        W. Bridgewater, MA 02379
Larry A. Liebenow       1082 Davol Street, 5th Fl.
                        Fall River, MA 02720



ITEM 6.     OFFICERS AND DIRECTORS - Continued
Part I.     As of December 31, 1998.                           Names of System Companies with which Connected

                                                            EUA         EUA            Northeast        EUA Citizens
                                                            Cogenex-    TransCapacity, Energy           Conservation
                                                            Canada Inc. Inc.           Management,Inc.  Services Corp.
Edward T. Liston         Boott Mills South                    D,P                      D,P              D,EVP
                         100 Foot of John Street
                         Lowell, MA 01852
Marc F. Mahoney          P.O. Box 543
                         W. Bridgewater, MA 02379
Jacek Makowski           One Center Plaza, Ste 270
                         Boston, MA 02108
Wesley W. Marple, Jr.    413 Hayden Hall
                         Northeastern University
                         Boston, MA 02115
Stephen Morgan           Boott Mills South                                                               P
                         100 Foot of John Street
                         Lowell, MA 01852
Donald G. Pardus         One Liberty Square                   CH           D,CH        D,CH              D
                         Boston, MA 02109
Robert G. Powderly       P.O. Box 543                                      D,EVP
                         W. Bridgewater, MA 02379
Donald T. Sena           One Liberty Square                                AT,AC       AT,AC
                         Boston, MA 02109
Dennis St. Pierre        P.O. Box 543
                         W. Bridgewater, MA 02379
William A. Sifflard      20 Thurber Blvd
                         Smithfield, RI 02917
Margaret M. Stapleton    P.O. Box 111
                         Boston, MA 02117
John R. Stevens          One Liberty Square                   VCH          D,P         D,VCH             D
                         Boston, MA 02109
W. Nicholas Thorndike    150 Dudley Street
                         Brookline, MA 02146
Mark S. White            Boott Mills South                    EVP,                     EVP               EVP,
                         100 Foot of John Street              AT,ACM                                     ACM,AC
                         Lowell, MA 01852

ITEM 6.     OFFICERS AND DIRECTORS - Continued (2of2)
Part I.     As of December 31, 1998.                           Names of System Companies with which Connected
                                                                      EUA          EUA       EUA
                                                                      Cogenex      BIOTEN,   Compression
                                                                      West Corp.   Inc.      Services, Inc.

Edward T. Liston         Boott Mills South                             D,P
                         100 Foot of John Street
                         Lowell, MA 01852
Marc F. Mahoney          P.O. Box 543
                         W. Bridgewater, MA 02379
Jacek Makowski           One Center Plaza, Ste 270
                         Boston, MA 02108
Wesley W. Marple, Jr.    413 Hayden Hall
                         Northeastern University
                         Boston, MA 02115
Stephen Morgan           Boott Mills South
                         100 Foot of John Street
                         Lowell, MA 01852
Donald G. Pardus         One Liberty Square                             D          D,CH         D,CH
                         Boston, MA 02109
Robert G. Powderly       P.O. Box 543                                              D,EVP        D,EVP
                         W. Bridgewater, MA 02379
Donald T. Sena           One Liberty Square                                        AT,AC        AT,AC
                         Boston, MA 02109
Dennis St. Pierre        P.O. Box 543
                         W. Bridgewater, MA 02379
William A. Sifflard      20 Thurber Blvd
                         Smithfield, RI 02917
Margaret M. Stapleton    P.O. Box 111
                         Boston, MA 02117
John R. Stevens          One Liberty Square                             D          D,P          D,P
                         Boston, MA 02109
W. Nicholas Thorndike    150 Dudley Street
                         Brookline, MA 02146
Mark S. White            Boott Mills South                              EVP,
                         100 Foot of John Street                        ACM,AC
                         Lowell, MA 01852

ITEM 6.     OFFICERS AND DIRECTORS - Continued
Part I.     As of December 31, 1998.


KEY:

  CH - Chairman of the Board        T - Treasurer
 VCH - Vice Chairman of the Board  TR - Trustee
   P - President                   CM - Comptroller
 EVP - Executive Vice President    AT - Assistant Treasurer
 SVP - Senior Vice President        S - Secretary
  VP - Vice President              AS - Assistant Secretary

   C - Clerk
  AC - Assistant Clerk
   D - Director
 CEO - Chief Executive Officer
 COO - Chief Operating Officer
 ACM - Assistant Comptroller

ITEM 6.  OFFICERS AND DIRECTORS (continued)

Part II.  As of December 31, 1998.

                                               Position Held
     Name of          Name and Location of     in Financial     Applicable
Officer or Director   Financial Institution     Institution     Exemption Rule
      (1)                     (2)                   (3)              (4)

Russell A. Boss          Fleet Bank              Director        Rule 70(a)
Providence, RI

Paul J. Choquette, Jr.   Fleet Financial Group   Director        Rule 70(a)
                         Providence, RI

Peter S. Damon           Bank of Newport         Trustee,        Rule 70(a)
                         Newport, RI             President
                                                 and CEO


_____________________
(Note: In the answer to this Part II of Item 6, the phrase "financial connection within the provisions of Section 17(C) of the Act" is regarded as being limited by the definitions in Paragraph (h) of Rule 70 under the Act as in effect at December 31, 1998).

ITEM 6.  OFFICERS AND DIRECTORS (continued)

Part III.

(a) Information is set out below as to cash compensation paid by the Association and its subsidiaries for the years 1998, 1997, and 1996 to each of the five highest paid executive officers of each Company whose annual salary and bonus for the year exceeded $100,000.

                                                                      Long-Term       All
                                                                      Compensation   Other
Name and                                 Annual Compensation          Restricted    Compen-
Principal                    Fiscal               Incentive           Stock         sation
Position                      Year      Salary    Bonus    Other(1)   Awards(2)      (3)

EUA Service Corporation

Donald G. Pardus              1998     $443,525   $351,311  $14,100    $511,106     $14,865
 Chairman                     1997      428,525    167,112   12,747     232,617     13,775
                              1996      412,025        -     12,383        -        12,976

John R. Stevens               1998     $346,025   $296,026  $16,696    $408,811    $11,462
 President                    1997      334,325    133,665   11,763     232,617     10,726
                              1996      321,425       -       8,636        -        10,104

Robert G. Powderly            1998     $191,025   $145,743  $10,726    $142,105     $5,907
 Executive Vice               1997      184,025     51,249   10,240     116,322      5,560
 President                    1996      176,025       -      10,210        -         5,321

John D. Carney                1998     $187,525   $145,743  $11,302    $142,105    $ 6,085
 Executive Vice               1997      179,525     51,249   10,502      87,235      5,624
 President                    1996      169,525       -      10,018        -         5,108

Clifford J. Hebert, Jr.       1998     $148,025   $138,140      -       $90,056     $4,699
 Treasurer and                1997      136,025     28,417      -       116,322      4,078
 Secretary                    1996      129,525       -         -          -         3,846



Blackstone, Eastern Edison and Newport Electric

   The Chief Executive Officer and the four other most highly compensated executive officers of Blackstone, Newport and Eastern Edison hold the same or similar positions with EUA Service and are not paid directly by any of Blackstone, Newport or Eastern Edison. The information required by this item is the same as shown above under EUA Service Corporation.

ITEM 6.  OFFICERS AND DIRECTORS (continued)

                                                                       Long-Term      All
                                                                       Compensation   Other
  Name and                              Annual Compensation            Restricted     Compen-
  Principal                    Fiscal             Incentive            Stock          sation
  Position                     Year     Salary    Bonus     Other(1)   Awards(4)       (3)

EUA Cogenex Corporation

Edward T. Liston               1998     $180,000     -       $11,146    $  -         $12,586
 President                     1997      168,525     -        11,146     82,195        8,966
                               1996      157,025     -         6,381       -           4,676

Mark S. White                  1998     $132,504     -       $10,077    $  -          $8,390
 Executive                     1997      115,950     -         9,437     44,514        5,998
 Vice President                1996      101,875     -         5,466       -           2,860


William A. Sifflard            1998     $110,000     -        $9,502     $14,125      $6,949
 Vice President                1997      105,525     -         8,122      25,128       5,423
                               1996      101,025     -         2,942        -          2,726


Darcy L. Immerman              1998     $110,000     -        $9,458     $  -         $6,826
 Vice President                1997      100,025    40,629       316      37,681       5,048

___________________
(1)     Represents amounts reimbursed for tax liability accruing as a result of personal use of  company-owned automobiles.

(2)     Aggregate amount and value (including the value reflected in the table under "Restricted Stock Awards") of shares held under the Association's
        Restricted Stock Plan to the officers listed above are as follows:  Mr.
        Pardus, 43,841 shares, including 20,965 shares granted in 1998, 8,989 shares granted in 1997 and 13,887 shares granted in 1995, $1,238,508;  Mr. Stevens,
        34,565 shares, including 16,769 shares granted in 1998, 8,989 shares granted in 1997 and 8,807 shares granted in 1995, $976,461; Mr. Powderly, 13,412 shares, including 5,829 shares granted in 1998, 4,495 shares granted in 1997 and 3,088 shares granted in 1995, $378,889; Mr. Carney, 12,363 shares, including 5,829 shares granted in 1998, 3,371 shares granted in 1997 and 3,163 shares granted in 1995, $349,255; and Mr.  Hebert, 9,834 shares, including 3,694 shares granted in 1998, 4,495 shares granted in 1997 and 1,645 shares granted in 1995, $277,811.
        Dividends are paid on these shares.

(3)     Contributions made under the Association's Employees' Savings Plan.

(4)     Aggregate amount and value (including the value reflected in the table under "Restricted Stock Awards") of shares held under Cogenex's
        Restricted Stock Plan to the officers listed above are as follows: Mr.
        Liston, 3,693 shares granted in 1997, $104,327; Mr. White, 2,000      shares
        granted in 1997, $56,500; Mr. Sifflard, 1,129 shares granted in 1997, $31,894;
        Ms. Immerman, 1,693 shares granted in 1997, $47,827.  All of the shares granted in 1997 remain held.  With the exception of Mr. Sifflard's 1997
        Restricted Stock award, which vest half; annually in each of the two years following
        1997, Cogenex stock awards vest 1/3; annually in each of the three years subsequent to year of the award.  Because of restrictions on the sales of restricted stock, Mr. Liston's,
        Mr. White's and Ms.  Immerman's 1997 Restricted Stock Awards will vest 2/3 in 1999.  Dividends are paid on these shares.

(b)  Securities Interest

Common Shares of the Association
Beneficially Owned at January 1, 1999(1)

                                                                         Executive
                                                            Employees    Stock
                                              Jointly       Savings      Grant
                               Individual     Owned(2)      Plan         Plan        Total

     Russell A. Boss             1,000           -            -            -       1,000(3)
     John D. Carney              2,475           -          2,004       12,363    16,842
     Paul J. Choquette           2,643           -            -            -       2,643(4)
     Peter S. Damon                400         1,058          -            -       1,458
     Peter B. Freeman            2,500           -            -            -       2,500
     Clifford J. Hebert, Jr.     3,459           -          2,588        9,834    15,881
     Darcy L. Immerman             -             -            737        1,693     2,430
     Larry A. Liebenow             -           1,000          -            -       1,000
     Edward T. Liston            5,173           -          2,183        3,693    11,049
     Jacek Makowski                200           -            -            -         200
     Wesley W. Marple            2,585           -            -            -       2,585(5)
     Donald G. Pardus              -          21,029        6,388       43,841    71,258
     Robert G. Powderly          4,775           282        2,549       13,412    21,018
     William A. Sifflard            10           -            944          564     1,518
     Margaret M. Stapleton       1,685           -             -           -       1,685
     John R. Stevens                93           132        2,677       34,565    37,467
     W. Nicholas Thorndike       2,146            -            -           -       2,146
     Mark S. White                  96             2        1,701        2,000     3,799
     Trustees and Executive
     Officers as a Group        31,812        24,364       37,721      164,294   258,391(6)

(1) Unless otherwise indicated, beneficial ownership is based on sole investment and voting power. Each individual's ownership represents less than four-tenths of one percent of the outstanding common shares of the Association.
(2)   Jointly owned with spouse.
(3)   In addition, Mr. Boss owns 5 shares of Blackstone's 4.25% Preferred
      Stock.
(4)   In addition, Mr. Choquette's spouse owns 150 EUA common shares.
      Mr. Choquette disclaims any beneficial interest in such shares.
(5)   In addition, Mr. Marple's spouse owns 363 EUA common shares.
      Mr. Marple disclaims any beneficial interest in such shares.
(6) Represents approximately 1.3 percent of the outstanding common shares of the Association.

(c)     Contracts and Transactions with System Companies

     See Section (e) below regarding severance agreements.


(d)     Indebtedness to System Companies

     None.

(e)     Participation in Bonus and Profit Sharing Arrangements.

     The Employees' Retirement Plan of Eastern Utilities Associates and its Affiliated companies (the "Pension Plan") is a tax-qualified defined benefit plan available to employees who have completed one year of service and have attained the age of twenty-one. All of the officers referred to in the preceding Summary Compensation Tables participate in the Pension Plan. Trustees who are not also employees of the EUA and its subsidiaries (the "EUA System") are not covered by the Pension Plan. The benefits of participants become fully vested after five years of service. Annual lifetime benefits are determined under formulas applicable to all employees, regardless of position, and the amounts depend on length of credited service and salaries prior to retirement. Benefits are equal to one and six-tenths percent of salaries (averaged over the four years preceding retirement) for each year of credited service up to thirty-five, reduced for each year by one and two-tenths percent of the participants' estimated age sixty-five Social Security benefit, plus seventy-five hundredths percent of salaries for each year of credited service in excess of thirty-five years up to the Pension Plan maximum of forty years.

     Any contributions to provide benefits under the Pension Plan are made by the EUA System in amounts determined by the Pension Plan's actuaries to meet the funding standards established by the Employee Retirement Income Security Act of 1974. Any contributions are actuarially determined and cannot appropriately be allocated to individual participants. The annual benefits shown in the table below are straight life annuity amounts, without reduction for primary Social Security benefits as described above. Federal law limits the annual benefits payable from qualified pension plans in the form of a life annuity, after reduction for Social Security benefits, to $130,000 for 1999 plus adjustments for increases in the cost of living. The number of years of service credited at present under the Pension Plan to Messrs. Pardus, Stevens, Carney, Powderly and Hebert are thirty-six, thirty-three, thirty-two, eighteen and twenty-two, respectively.


   Average                                   Years of Service
Annual Salary     15        20           25        30        35        40

  $100,000     $ 24,000  $ 32,000     $ 40,000  $ 48,000   $56,000  $ 59,750
   200,000       48,000    64,000       80,000    96,000   112,000   119,500
   300,000       72,000    96,000      120,000   144,000   168,000   179,250
   400,000       96,000   128,000      160,000   192,000   224,000   239,000
   500,000      120,000   160,000      200,000   240,000   280,000   298,750
   600,000      144,000   192,000      240,000   288,000   336,000   358,500

   EUA has a Key Executive Plan for certain officers of the Association and its subsidiaries. This plan provides for the annual payment of supplemental retirement benefits equal to 25% of the officer's base salary when he retires, for a period of fifteen (15) years following the date of retirement. In addition, in the event of the death of the participant prior to retirement an amount equal to 200% of the officer's base salary at that time will be paid to his beneficiary.

     EUA maintains non-qualified, unfunded retirement plans ("The Restoration Plans") to restore benefits under the qualified plans' formulas which are not covered under the qualified plan trusts due to federal limitations on either earnings, contributions or benefits. Payments or contributions which exceed the applicable federal limitations are made outside the qualified plans in the same manner and under the same conditions as are applicable to benefits payable from, or contributions payable to, the qualified plans. A grantor trust has been established by the Association to help ensure the performance of its payment obligations under these plans. Any amounts not covered by trust payments or otherwise will be paid from funds available to the EUA System.

     Severance agreements with executive officers of the Association and certain of its affiliates provide that an officer's rate of compensation, benefits, position, responsibilities and other conditions of employment will not be reduced during the term of the agreement, which is thirty-six months commencing upon the date on which a Change in Control, as defined in the agreements, of the Association occurs. If within thirty-six months after a Change in Control the officer's employment is terminated for any reason other than Cause, as defined in the agreements, the Association will, (i) pay the officer within five business days a lump-sum cash amount generally equal to the present value of the additional wages and retirement benefits that the executive would have received in return for completing an additional three years of service, (ii) continue or vest certain fringe benefits and common share grants, (iii) reimburse legal fees and expenses incurred as a result of the termination or to enforce the provisions of the severance agreement and
(iv) reimburse a portion of the taxes on certain of the foregoing payments, including any amount contributing a "parachute payment" under the Internal Revenue Code. If the officer leaves the employ of the Association or a subsidiary following a reduction in his position, compensation, responsibilities, authority or other benefits existing prior to the Change in Control, or suffers a relocation of regular employment of more than fifty miles, such departure will be deemed to be a termination for reason other than Cause.

(f)  Rights to Indemnity

     Article 32 of EUA's Declaration of Trust, as set forth in Exhibit B-1(a) to Form U5S of EUA for the year ended December 31, 1986, is incorporated herein by reference.

ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

                                                           Accounts Charged
                                                           if any, Per Books
                       Name of Recipient                     of Disbursing
Name of Company         or Beneficiary         Purpose        Company          Amount
    (1)                       (2)               (3)             (4)             (5)

Blackstone            Tillinghast, Collins     Lobbying         426.4         $19,250
                      & Graham                 Expenditures

Blackstone            David Correira, Esq.     Lobbying         426.4          23,100
                                               Expenditures

Blackstone            United Way               Donations        426.1          20,000

Blackstone            David Gulvin             Lobbying         426.4          20,748
                                               Expenditures

Blackstone            Miscellaneous            Donations        426.1          37,783
                      Donations less
                      than $10,000

Blackstone            Edison Electric          Lobbying         426.4          13,692
                      Institute                Expenditures

Blackstone            Miscellaneous            Lobbying         426.4             250
                      Donations less           Expenditures
                      than $10,000

Eastern Edison        United Way               Donations        426.1          44,655

Eastern Edison        Stonehill College        Donations        426.1          13,250

Eastern Edison        Good Neighbor            Donations        426.1          12,286
                      Energy Fund

Eastern Edison        Miscellaneous            Donations        426.1          14,772
                      Donations less
                      than $10,000

Eastern Edison        Edison Electric          Lobbying         426.4          28,560
                      Institute                Expenditures

Eastern Edison        Deregulation             Lobbying         426.4         759,362
                      Repeal Movement          Expenditures

Eastern Edison        Retailers Associ-        Lobbying         426.4          15,600
                      ation of Mass.           Expenditures

Eastern Edison        Associated Indus-        Lobbying         426.4          10,000
                      tries of Mass., Inc.     Expenditures

Eastern Edison        Miscellaneous            Lobbying         426.4           5,260
                      Donations less           Expenditures
                      than $10,000

Newport               United Way               Donations        426.1          10,000

Newport               Miscellaneous            Donations        426.1          17,210
                      Donations less
                      than $10,000

Newport               Edison Electric          Lobbying         426.4           5,797
                      Institute                Expenditures

Newport               Tillinghast, Collins     Lobbying         426.4           8,250
                      & Graham                 Expenditures

Newport               David Correira, Esq.     Lobbying         426.4           9,900
                                               Expenditures

Newport               David Gulvin             Lobbying         426.4           9,010
                                               Expenditures

Montaup               Miscellaneous            Donations        426.1          13,442
                      Donations Less than
                      $10,000

Montaup               Seabrook #1              Lobbying         426.4           2,195
                                               Expenditures

Montaup               Millstone #3             Lobbying         426.4           1,171
                                               Expenditures


ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS


Part I.


     None.


Part II.


     No.


Part III.


     No.


ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

     None.

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS (*Filed herewith)

The following financial statements and supplemental schedules are filed as a part of this Annual Report.

FINANCIAL STATEMENTS

   1 - Consolidating Balance Sheets - December 31, 1998 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation and Subsidiaries.
   2 - Consolidating Statements of Capitalization - December 31, 1998 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation and Subsidiaries.
   3 -     Consolidating Income Statements for the year ended December 31,
           1998 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation and Subsidiaries.
   4 - Consolidating Statements of Cash Flows for the year ended December 31, 1998 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation and Subsidiaries.
   5 - Consolidating Statements of Retained Earnings and Other Paid-In Capital for the year ended December 31, 1998 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation and Subsidiaries.
   6 -     Notes to Consolidated Financial Statements (page 55).

Exhibits

     Exhibit A - (incorporated herein by reference)

     A-1 Form 10-K (as amended) of EUA, Blackstone and Eastern Edison for 1998 (including Annual Reports to Shareholders and Proxy Statement, portions of which are incorporated therein by reference; File Nos. 1-5366, 0-8480, and 0-2602).

   Exhibit B -

     B-1 Declaration of Trust of EUA, dated April 2, 1928, as amended (Exhibit A-3, File No. 70-3188; Exhibit 1 to EUA's 8-K reports for April in each of the years 1957, 1962, 1966, 1968, 1972, and 1973,
           File No. 1-5366; Exhibit A-1 (a), Amendment No. 2 to Form U-1, File No. 70-5997, Exhibit 4-3, Registration No. 2-72589; Exhibit 1 to Certificate of Notification, File No. 70-6713; Exhibit 1 to Certificate of Notification, File No. 70-7084; Exhibit 3-2, Form 10-K of EUA for 1987, File No. 1-5366).

     B-2 Charter of Blackstone (formerly Blackstone Valley Gas and Electric Company), as amended (Exhibit (a)(1) and (a)(2), Form 1-A filed March, 1957, File No. 24B-970; Exhibit A-2, Form U5S of EUA for the year 1958, File No. 1-5366; Exhibit (1), Form 8-K for March, 1965 File No. 0-2602; Exhibit A-2, Form U5S of EUA for the year 1966, File No. 1-5366 and Exhibit (1), Form 8-K for June 1976, File No. 0-2602; Exhibit (1), Form 10-Q for quarter ended June 30, 1988, File No. 0-2602); Exhibit 3-3, Form 10-K of Blackstone for 1989, File No. 0-2602).

     B-3 By-Laws of Blackstone, (Exhibit A-2, Form U-1 filed October 16, 1990, File No. 70-7769).

     B-4   Restated and Amended Articles of Organization of Eastern Edison,
          (Exhibit B-4 to Form U5S of EUA for 1993).

     B-5 By-Laws of Eastern Edison, as amended (Exhibit 3-2, Form 10-K of Eastern Edison for 1980, File No. 0-8480).

     B-6 Charter of Montaup Electric Company ("Montaup"), as amended (Exhibits A-6(a), A-6(b) and A-6(c) to Post Effective Amendment No. 18 to Form U-1, File No. 70-5388; Exhibit 3, Form 10-K of EUA for 1977, File No. 1-5366; and Exhibit 6 to Form U5S of EUA for 1979).

     B-7 By-Laws of Montaup, as amended (Exhibit 4, Form 10-K of EUA for 1977, File No. 1-5366).

     B-8   Charter of EUA Service Corporation (Exhibit A-1, File No. 37-67).

     B-9 By-Laws of EUA Service Corporation, as amended (Exhibit 2, Form 10-K of EUA for 1977, File No. 1-5366).

     B-10 Charter of EUA Cogenex Corporation, as amended (Exhibit A-1, File No. 70-7287, Exhibit B-15 to Form U5S of EUA for 1986).

     B-11 By-Laws of EUA Cogenex Corporation, as amended (Exhibit A-2, File No. 70-7287, to Form U5S of EUA for 1986).

     B-12 Agreement of Limited Partnership among Onsite Energy and EUA Cogenex Corporation dated as of November 30, 1988 (Exhibit A-4 to Post-Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21, 1991).

     B-13 EUA/FRCII Energy Associates Agreement of Limited Partnership dated as of September 19, 1989 (Exhibit A-5 to Post-Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21,
           1991).

     B-14 Micro Utility Partners of America, L.P., Agreement of Limited Partnership dated as of December 20, 1988 (Exhibit A-6 to Post-Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21, 1991).

     B-15 Energy Capital and Services I, LP, Agreement of Limited Partnership dated as of April 10, 1990 (Exhibit A-7 to Post-Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21, 1991).

     B-16  EUA/SYCOM General Partnership Agreement dated as of September
           20, 1989 (Exhibit A-9 to Post-Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21, 1991).

     B-17  Articles of Organization of EUA Energy Investment Corporation
          (Exhibit B-14 to Form U5S of EUA for 1987).

     B-18 By-Laws of EUA Energy Investment Corporation (Exhibit B-15 to Form U5S of EUA for 1987).

     B-19 Articles of Organization of EUA Ocean State Corporation (Exhibit B-16 to Form U5S of EUA for 1988).

     B-20 By-Laws of EUA Ocean State Corporation (Exhibit B-17 to Form U5S of EUA for 1988).

     B-21 Charter of Newport, as amended (Exhibit B-18 to Form U5S of EUA for 1990).

     B-22  By-Laws of Newport (Exhibit B-19 to Form U5S of EUA for 1990).

     B-23 Ocean State Power Amended and Restated General Partnership Agreement among EUA Ocean State, Ocean State Power Company, TCPL Power Ltd., Narragansett Energy Resources Company and NECO Power, Inc. (collectively, the "OSP Partners") dated as of December 2, 1988, as amended March 27, 1989 (Exhibit 10-107, Form 10-K of EUA for 1989, File No. 1-5366, Exhibits 10-3.12, 10-4.12 and 10-5.12,
           Form 10-K of EUA for 1994, File No. 1-5366).

     B-24 Ocean State Power II Amended and Restated General Partnership Agreement among EUA Ocean State, JMC Ocean State Corporation, Makowski Power, Inc., TCPL Power Ltd., Narragansett Energy Resources Company and Newport Electric Power Corporation (collectively, the "OSP II Partners") dated as of September 29, 1989 (Exhibit 10-110, Form 10-K of EUA for 1989, File No. 1-5366).

     B-25 Articles of Organization of EUA TransCapacity, Inc. (Exhibit A-1 File No. 70-8283).

     B-26  By-Laws of EUA TransCapacity, Inc. (Exhibit A-2 File No. 70-8283).

     B-27 Amended and Restated Agreement of Limited Partnership of TransCapacity Limited Partnership (Exhibit A-2 File No. 70-8283).

     B-28 Articles of Incorporation of Cogenex Canada (Exhibit A-1 File No. 70-8441).

     B-29  By-Law No.1 of Cogenex Canada (Exhibit A-2 File No. 70-8441).

     B-30  Articles of Organization of NEM (Exhibit A-2 File No. 70-8255).

     B-31  By-Laws of NEM (Exhibit A-3 File No. 70-8255).

     B-32  Articles of Organization of EUA Highland (Exhibit A-2 File No.  70-
           8523).

     B-33  By-Laws of EUA Highland (Exhibit A-3 File No. 70-8523).

     B-34 Articles of Organization of EUA Citizens Conservation Service, Inc. (Exhibit A-1 File No. 70-8473).

     B-35 By-Laws of EUA Citizens Conservation Services, Inc. (Exhibit A-2 File No. 70-8473).

     B-36 Articles of Organization of EUA BIOTEN, Inc. (Exhibit A-1 File No. 70-8617).

     B-37  By-Laws of EUA BIOTEN, Inc. (Exhibit A-2 File No. 70-8617).

     B-38 Certificate of Formation of APS Cogenex, L.L.C. (Exhibit A-1 File No. 70-8663).

     B-39 Limited Liability Company Operating Agreement for APS Cogenex, L.L.C. (Exhibit B-2 File No. 70-8663).

     B-40 1995 Agreement of General Partnership of BIOTEN General Partnership (Exhibit A-3 File No. 70-8617).

     B-41 Articles of Organization of EUA Energy Services, Inc. (Exhibit A-1 File No. 70-8769).

     B-42  By-Laws of EUA Energy Services, Inc. (Exhibit A-2 File No.
           70-8769).

     B-43  Articles of Organization of EUA Compression Services, Inc.

   B-44    Articles of Organization of EUA Telecommunications Corporation.

Exhibit C -

   (a)
     C-1 Form of 8% Debenture Bonds due 2000 of Montaup (Exhibit 4-10, Registration File No. 2-41488).

     C-2 Form of 8-1/4% Debenture Bonds due 2003 of Montaup (Exhibit B-3, Form U5S of EUA for 1973).


     C-3 Form of 10% Debenture Bonds due 2008 of Montaup (Exhibit 5-3, Registration No. 2-65785).

     C-4 Form of 10-1/8% Debenture Bonds due 2008 of Montaup (Exhibit 4-13, Form 10-K of EUA for 1983, File No. 1-5366).

     C-5 Form of 12-3/8% Debenture Bonds due 2013 of Montaup (Exhibit 4-13, Form 10-K of EUA for 1983, File No. 1-5366).

     C-6 Form of 9% Debenture Bonds due 2020 of Montaup (Exhibit 4-10, Form 10-K of Eastern Edison for 1990, File No. 0-8480).

     C-7 Form of 9-3/8% Debenture Bonds due 2020 of Montaup (Exhibit 4-11, Form 10-K of Eastern Edison for 1990, File No. 0-8480).

     C-8 Indenture of First Mortgage and Deed of Trust dated as of September 1, 1948 of Eastern Edison (Exhibit 4-1, Registration No. 2-77468), and twenty-seven supplements thereto (Exhibit A, File No. 70-3015; Exhibit A-3, File No. 70-3371; Exhibit C to Certificate of Notification, File No. 70-3371; Exhibit D to Certificate of Notification, File No. 3619; Exhibit D to Certificate of Notification, File No. 70-3798; Exhibit F to Certificate of Notification, File No. 70-4164; Exhibit D to Certificate of Notification, File No. 70-4748; Exhibit C to Certificate of Notification, File No. 70-5195; Exhibit F to Certificate of Notification, File No. 70-5379; Exhibit C to Certificate of Notification, File No. 70-5719; Exhibit 5-24 Registration No. 2-65785; Exhibit F to Certificate of Notification, File No. 70-6463; Exhibit C to Certificate of Notification, File No. 70-6608; Exhibit C to Certificate of Notification, File No. 70-6737; Exhibit F to Certificate of Notification, File No. 70-6851; Exhibit 4-31, Form 10-K of EUA for 1984, File No. 1-5366; Exhibit F to Certificate of Notification, File No. 70-7254; Exhibit C to Certificate of Notification, File No. 70-7373; Exhibit C to Certificate of Notification, File No. 70-7373; Exhibit C to Certificate of Notification, File No. 70-7373; Exhibit F to Certificate of Notification, File No. 20-7511; Exhibit 4-34, Form 10-K of Eastern Edison for 1990, File No. 0-8480; Exhibit 4-24, Form 10-K of Eastern Edison for 1992, File No. 0-8480; Exhibit 4-35, Form 10-K of Eastern Edison for 1990, File No. 0-8480; Exhibit 4-36, Form 10-K of Eastern Edison for 1990, File No. 0-8480; Exhibit C-33 to Form U5S of EUA for 1993; Exhibit C-34 to Form U5S of EUA for 1993; Exhibit 4-29.08, Form 10-K of Eastern Edison for 1994, File No. 0-8480; Exhibit 4-1.09, Form 10-K of EUA for 1997, File 1-5366).

     C- 9 Form of Eastern Edison Medium Term Note (Exhibit 4-36, Form 10-K of Eastern Edison for 1990, File No. 0-8480).

     C-10   First Mortgage Indenture and Deed of Trust dated as of December
            1, 1980 of Blackstone (Exhibit A, Form 8-K of EUA dated January 14, 1981, File No. 1-5366).

     C-11 First Supplemental Indenture dated as of August 1, 1989 of Blackstone (Exhibit 4-33, Form 10-K of EUA for 1989, File 1-5366).

     C-12 Second Supplemental Indenture dated as of November 26, 1990 of Blackstone (Exhibit 4-3, Form 10-K of Blackstone Valley Electric for 1990, File No. 0-2602).

     C-13 Loan Agreement between Rhode Island Industrial Facilities Corporation and Blackstone dated as of December 1, 1984 (Exhibit 10-72, Form 10-K of EUA for 1984, File No. 1-5366).

     C-14   Note Purchase Agreement dated as of January 13, 1988 of Service
           (Exhibit 4-38, Form 10-K of EUA for 1987, File No.  1-5366).

     C-15 Note Agreement dated as of June 28, 1990 of EUA Cogenex with the Prudential Insurance Company of America (Exhibit 4-46, Form 10-K of EUA for 1990, File No. 1-5366).

     C-16 Note Agreement dated as of October 29, 1991 between EUA Cogenex and Prudential Insurance Company of America (Exhibit 4-55, Form 10-K of EUA for 1991, File No. 1-5366).

     C-17   Indenture dated September 1, 1993 between EUA Cogenex and the
            Bank of New York as Trustee (Exhibit 4-4.10, Form 10-K of EUA for 1993, File No. 1-5366).

     C-18 Guaranty, dated June 28, 1990, made by Eastern Utilities Associates in favor of The Prudential Insurance Company of America
           (Exhibit B-2 to Form U-1, File No. 70-7655, dated June 14, 1990).

     C-19 Indenture of First Mortgage dated as of June 1, 1954 of Newport, as supplemented on August 1, 1959, April 1, 1962, October 1, 1964, April 1, 1967, September 1, 1969, September 1, 1970, June 1, 1978,
            October 1, 1978, May 1, 1986, December 1, 1987 and November 1, 1989 (Exhibit 4-49, Form 10-K of EUA for 1990, File No. 1-5366).

     C-20 United States Government Small Business Administration Loan to Newport entitled, "Base Closing Economic Injury Loan", signed May 30, 1975 and amended on October 6, 1983 (Exhibit 4-50, Form 10-K of EUA for 1990, File No. 1-5366).

     C-21 Indenture of Second Mortgage dated as of September 1, 1982 of Newport, as supplemented on December 1, 1988 (Exhibit 4-51, Form 10-K of EUA for 1990, File No. 1-5366).

     C-22 Note Purchase Agreement dated as of January 16, 1992 between EUA Ocean State Corporation and John Hancock Mutual Life Insurance Company (Exhibit 4-56, Form 10-K of EUA for 1991, File No. 1-5366).

     C-23 Guaranty, dated January 16, 1992 made by EUA in favor of John Hancock Mutual Life Insurance Company (Exhibit 10-125, Form 10-K of EUA for 1991, File No. 1-5366).

     C-24 Trust Agreement dated as of July 1, 1993 between Massachusetts Industrial Finance Agency and Shawmut Bank, N.A. (filed as Exhibit 10-1.08 to Eastern Edison's Form 10-K for 1993, File No. 0-8480).

     C-25 Loan Agreement dated as of July 1, 1993 between Massachusetts Industrial Finance Agency and Eastern Edison (filed as Exhibit 10-
            2.08 to Eastern Edison's Form 10-K for 1993, File No. 0-8480).

     C-26 Power Purchase Agreement entered into as of September 20, 1993 by and between Meridian Middleboro Limited Partnership and Eastern Edison Company (filed as Exhibit 10-3.08 to Eastern Edison's Form 10-K for 1993, File No. 0-8480).

     C-27 Inducement Letter dated July 14, 1993 from Eastern Edison to the Massachusetts Industrial Finance Agency and Goldman, Sachs & Company and Citicorp Securities Markets, Inc. (filed as Exhibit 10-
            4.08 to Eastern Edison's Form 10-K for 1993, File No. 0-8480).

     C-28   Indenture dated September 1, 1993 between EUA Cogenex and the
            Bank of New York as Trustee (filed as Exhibit 4-4.10 to EUA's Form 10-K for 1993, File No. 1-5366).

     C-29   Loan Agreement between the Rhode Island Port Authority and
            Economic Development Corporation and Newport Electric Corporation dated as of January 6, 1994 (filed as Exhibit 4-14.14 to EUA's Form 10-K for 1993, File No. 1-5366).

     C-30 Trust Indenture between the Rhode Island Authority and Economic Development Corporation and Newport Electric Corporation dated as of January 1, 1994 (filed as Exhibit 4-5.14 to EUA's Form 10-K for 1993, File No. 1-5366).

     C-31 Letter of Credit and Reimbursement Agreement among Newport and the Canadian Imperial Bank of Commerce dated January 6, 1994 (filed as Exhibit 4-6.14 to EUA's Form 10-K for 1993, File No. 1-5366).

   (b)  None.

*Exhibit D  -      Tax allocation agreement for 1999 pursuant to Rule 45(c).

  Exhibit E  -     Other documents.  None.

  Exhibit F  -     Report of Independent Accountants (Exhibit 13-1.03 of EUA
                   10-K for 1998, File No. 1-5366).

*Exhibit G   -     Financial Data Schedules. Filed electronically via EDGAR.

  Exhibit H  -     None.

  Exhibit I  -     None.

                                  SIGNATURE

     The undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                             EASTERN UTILITIES ASSOCIATES
                                              and Subsidiaries


                                             By /s/ Clifford J. Hebert, Jr.
                                                  Clifford J. Hebert, Jr.
                                                  Treasurer




April 29, 1999

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1998


ASSETS
                                                                                                     Blackstone
                                                                             Eastern       EUA        Valley      Newport
                                                     EUA                    Utilities    Service     Electric     Electric
                                                 Consolidated Eliminations  Associates   Corp.       Company      Corp.

Utility plant and other investments:
   Utility plant in service                    $1,000,242,694   $            $         $33,690,659 $144,119,713 $741,902,200
   Less accumulated provision for depreciation
     and amortization                            $353,779,690                           14,735,781   60,534,231   26,208,462
   Net utility plant in service                   646,463,004                           18,954,878   83,585,482   54,321,660
   Construction work in progress                    5,150,746                                         2,065,013      394,599
   Net utility plant                              651,613,750                           18,954,878   85,650,495   54,716,259
   Non-utility property                           107,342,465                                           222,960
   Less accumulated provision for depreciation     52,068,670                                            26,524
   Net non-utility property                        55,273,795                                           196,436
   Investments in subsidiaries (at equity)         69,467,670  334,116,595  334,116,595
   Excess of carrying values of investments
     in subsidiaries                                  17,489                    17,489
   Other                                          55,320,140                     1,000
   Total Utility Plant and Other Investments     831,692,844  334,116,595  334,135,084  18,954,878   85,846,931   54,716,259
Current Assets:
   Cash and temporary cash investments            32,089,677                             2,422,127      178,220      142,475
   Notes receivable                               27,078,001   52,476,120   51,968,471
   Accounts receivable - Net:
       Customers                                  55,286,076                                          10,227,575   6,227,126
       Accrued unbilled revenue                   10,655,332                                           2,605,739   1,333,204
       Others                                     29,325,915    5,655,774    1,613,697     804,898     4,664,386   1,523,141
   Accounts receivable - associates companies              0   35,275,727      666,248  12,427,468       168,696     233,876
Materials and Supplies (at average cost):
     Fuel                                          6,023,941                                                          53,352
     Plant materials and operating supplies        7,410,051                                55,803       857,074     780,350
     Other current assets                          8,448,289    2,333,407      846,151     167,459       429,254     352,986
       Total Current Assets                      176,317,282   95,741,028   55,094,567  15,877,755    19,130,944  10,646,510
Deferred Debits:
   Unamortized debt expense                        3,380,715                                42,395       535,901     358,179
   Unrecovered regulatory plant costs(Note A)     58,502,840
   Other deferred debits                         232,744,125                32,898,528     440,211    28,630,998   6,183,043
       Total Deferred Debits                     294,627,680                32,898,528     482,606    29,166,899   6,541,222
   Total Assets                               $1,302,637,806 $429,857,623 $422,128,179 $35,315,239  $134,144,774 $71,903,991

The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1998


ASSETS (Continued)
                                                                             EUA                               EUA
                                                  Eastern        EUA        Energy      EUA         EUA      Telecomm-
                                                   Edison      Cogenex    Investment    Energy      Ocean    unications
                                                Consolidated Consolidated  Consolidated Corporation Corpor.  Corporation
Utility plant and other investments
   Utility plant in service                     $741,902,200   $            $          $          $          $
   Less accumulated provision for depreciation
     and amortization                            252,301,216
   Net utility plant in service                  489,600,984
   Construction work in progress                   2,691,134
   Net utility plant                             492,292,118
   Non-utility property                            2,497,881  101,313,953   3,307,671
   Less accumulated provision for depreciation         9,697   49,897,327   2,135,122
   Net non-utility property                        2,488,184   51,416,626   1,172,549        0
   Investments in subsidiaries (at equity)        12,881,094      516,949   7,235,277            48,834,350
   Excess of carrying values of investments
     in subsidiaries
   Other                                              56,083   52,703,408   2,478,052   71,680                    9,917
   Total Utility Plant and Other Investments     507,717,479  104,636,983  10,885,878   71,680   48,834,350       9,917
Current Assets:
   Cash and temporary cash investments            25,952,161    2,782,421     552,017    2,234       39,807      18,215
   Notes receivable                                            16,379,692  11,205,958
   Accounts receivable - Net:
       Customers                                  24,685,525   13,388,014     757,836
       Accrued unbilled revenue                    6,716,389
       Others                                     13,155,014   10,833,207   2,307,877   33,393                   46,076
   Accounts receivable - associates companies     18,628,277    2,117,667     633,581  399,814                      100
Materials and Supplies (at average cost):
     Fuel                                          5,970,589
     Plant materials and operating supplies        3,993,798      827,311     895,715
     Other current assets                          4,753,504    2,038,807   2,185,204                 8,331
       Total Current Assets                      103,855,257   48,367,119  18,538,188  435,441       48,138      64,391
Deferred Debits:
   Unamortized debt expense                        1,808,956      271,606                           363,678
   Unrecovered regulatory plant costs (Note A)    58,502,840
   Other deferred debits                         159,737,739    3,912,067     941,539
       Total Deferred Debits                     220,049,535    4,183,673     941,539        0      363,678           0
   Total Assets                                 $831,622,271 $157,187,775 $30,365,605 $507,121  $49,246,166     $74,308

     The accompanying notes are an integral part of the financial statements.


EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998


LIABILITIES                                                                                          Blackstone
                                                                            Eastern        EUA         Valley      Newport
                                               EUA                         Utilities     Service      Electric    Electric
                                           Consolidated      Eliminations  Associates  Corporation    Company    Corporation

Capitalization:
   Common equity                          $373,674,149      $334,116,595 $373,718,061  $2,557,189   $41,658,390  $23,320,795
   Non-redeemable preferred stock of sub.    6,900,625                                                6,129,500      771,050
   Redeemable preferred stock of
     subsidiaries - net                     29,664,502
   Preferred stock redemption cost          (1,670,209)
   Long-term debt - net                    310,346,379                                   5,100,000   32,000,000    9,659,531
     Total Capitalization                  718,915,446       334,116,595  373,718,061    7,657,189   79,787,890   33,751,376
Current Liabilities:
   Long-term debt due within one year       21,910,813                                   1,100,000    1,500,000   10,134,153
   Notes payable                            63,573,512        52,476,120   42,000,000                              2,220,000
   Accounts payable                         29,018,449                         67,320      438,383      684,145      667,948
   Accounts payable - associated companies           0        35,275,727    1,233,308      336,545   13,641,506    8,254,307
   Customer deposits                         2,896,521                                                  926,409      561,833
   Taxes accrued                            14,208,162         5,655,774                     7,254    1,492,971      686,999
   Interest accrued                          6,997,135         2,333,407      523,954      316,200      778,803      419,007
   Dividends accrued                            64,980                                                   72,188       (7,208)
   Other current liabilities                31,945,655                      1,206,199    1,573,979    4,277,638    2,067,591
     Total Current Liabilities             170,615,227        95,741,028   45,030,781    3,772,361   23,373,660   25,004,630
Other Liabilities:
   Unamortized investment credit            16,390,753                                                2,202,136    1,038,954
   Other deferred credits and other liab.  254,687,043                      2,723,475   22,603,470   15,496,221    2,903,419
    Total Other Liabilities                271,077,796                      2,723,475   22,603,470   17,698,357    3,942,373
Accumulated deferred taxes                 142,029,337                        655,862    1,282,219   13,284,867    9,205,612
Commitments and contingencies (Note J)
  Total Liabilities and Capitalization  $1,302,637,806      $429,857,623 $422,128,179  $35,315,239 $134,144,774  $71,903,991

   ( ) Denotes Contra

The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998


LIABILITIES (continued)
                                                                              EUA                                    EUA
                                                  Eastern        EUA         Energy        EUA          EUA         Telecomm-
                                                   Edison      Cogenex     Investment     Energy      Ocean State   unications
                                                Consolidated Consolidated Consolidated   Corporation  Corporation  Corporation

Capitalization:
   Common equity                                $225,998,388  $48,361,220 ($24,203,924)   ($34,086) $16,545,748    ($131,037)
   Non-redeemable preferred stock of subs.                             75
   Redeemable preferred stock of
     subsidiaries - net                          29,664,502
   Preferred stock redemption cost               (1,670,209)
   Long-term debt - net                         162,549,952    77,400,000                            23,636,896
     Total Capitalization                       416,542,633   125,761,295  (24,203,924)    (34,086)  40,182,644     (131,037)
Current Liabilities:
   Long-term debt due within one year                           6,700,000                             2,476,660
   Notes payable                                               16,108,438   51,779,436     540,195    3,190,000      211,563
   Accounts payable                              25,502,231     1,505,513      150,930                    1,979            0
   Accounts payable - associated companies        8,987,251     1,132,715    1,666,815       3,558       16,477        3,245
   Customer deposits                              1,408,279             0
   Taxes accrued                                 17,360,688        62,725        3,647                  249,652
   Interest accrued                               3,560,655     1,187,797    2,326,419       4,982      210,720        2,005
   Dividends accrued
   Other current liabilities                     17,316,856     5,354,453      148,639                      300
     Total Current Liabilities                   74,135,960    32,051,641   56,075,886     548,735    6,145,788      216,813
Other Liabilities:
   Unamortized investment credit                 13,149,663
   Other deferred credits and other liabilities 208,150,839     3,706,643     (897,024)
    Total Other Liabilities                     221,300,502     3,706,643     (897,024)          0                         0
Accumulated deferred taxes                      119,643,176    (4,331,804)    (609,333)     (7,528)   2,917,734      (11,468)
Commitments and contingencies (Note J)
  Total Liabilities and Capitalization          $831,622,271 $157,187,775  $30,365,605    $507,121  $49,246,166      $74,308

   ( ) Denotes Contra



     The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION
DECEMBER 31, 1998
(1 of 2)

                                                                                                        Blackstone
                                                                               Eastern        EUA         Valley      Newport
                                                       EUA                    Utilities     Service      Electric     Electric
                                                   Consolidated Eliminations  Associates  Corporation    Company    Corporation

Common Equity:
   Common shares, $5 par value of Registrant (1)   $102,179,985 $92,856,908  $102,179,985      $1,000   $9,203,100  $11,368,779
   Other paid-in capital                           218,959,339  133,114,783  218,959,339    2,100,000   17,907,931    9,000,000
   Common share expense                             (3,930,680)    (742,214)  (3,886,768)                              (742,214)
   Retained earnings                                56,465,505  108,887,118   56,465,505      456,189   14,547,359    3,694,230
     Total Common Equity                           373,674,149  334,116,595  373,718,061    2,557,189   41,658,390   23,320,795
Non-Redeemable Preferred:
  4.25%, $100 par value, 35,000 share(2)             3,500,000                                           3,500,000
  5.60%, $100 par value, 25,000 share(2)             2,500,000                                           2,500,000
  3.75%, $100 par value,  7,600 share(2)               768,900                                                          768,900
  $.01 par value, 7,500 shares(3)                           75
  Premium, net of expense                              131,650                                             129,500        2,150
     Total Non-Redeemable                            6,900,625                                           6,129,500      771,050
Redeemable Preferred:
   6.625%, $100 par value, 300,000 shares(4)        30,000,000
   Expense, net of premium                            (335,498)
   Preferred stock redemption cost                  (1,670,209)
     Total Redeemable                               27,994,293
Long-Term Debt:
   Secured Notes:
     10.2% due 2008                                  6,200,000                              6,200,000
   Unsecured Notes:
     9.59% due 2011                                 26,113,556
     7% due 2000                                    50,000,000
     9.6% due 2001                                   9,600,000
     10.56% due 2005                                24,500,000
   Variable Rate Bonds:
     Demand due 2014 (5)                             6,500,000                                           6,500,000
     Revenue Refunding due 2011(5)                   7,925,000                                                        7,925,000
   First Mortgage and Collateral Trust Bonds:
     6.875% due 2003                                40,000,000
     8% due 2023                                    40,000,000
     6.35% due 2003                                  8,000,000
     7.78% Secured medium-term notes due 2002       35,000,000

EASTERN UTILITIES ASSOCIATES
CONSOLIDATING STATEMENTS OF CAPITALIZATION (CONTINUED)
DECEMBER 31, 1998
(1 of 2)

                                                                                                                      EUA
                                                   Eastern        EUA          EUA          EUA          EUA       Telecomm-
                                                    Edison      Cogenex    Energy Inv.       Energy  Ocean State   unications
                                                 Consolidated Consolidated Consolidated Corporation  Corporation  Corporation

Common Equity:
   Common shares, $5 par value of Registrant(1)  $72,283,925         $100           $1           $1           $1           $1
   Other paid-in capital                          47,249,633   47,046,923          999          999    9,808,199           99
   Common share expense                              (43,912)
   Retained earnings                             106,508,742    1,314,197  (24,204,924)     (35,086)   6,737,548     (131,137)
     Total Common Equity                         225,998,388   48,361,220  (24,203,924)     (34,086)  16,545,748     (131,037)
Non-Redeemable Preferred:
  4.25%, $100 par value, 35,000 shares(2)
  5.60%, $100 par value, 25,000 shares (2)
  3.75%, $100 par value,  7,689 shares (2)
  $.01 par value, 7,500 shares (3)                                     75
   Premium, net of expense
     Total Non-Redeemable                                              75
Redeemable Preferred:
   6.625%, $100 par value, 300,000 shares(4)      30,000,000
   Expense, net of premium                          (335,498)
   Preferred stock redemption                     (1,670,209)
     Total Redeemable                             27,994,293
Long-Term Debt:
   Secured Notes:
     10.2% due 2008
   Unsecured Notes:
     9.59% due 2011                                                                                   26,113,556
     7% due 2000                                               50,000,000
     9.6% due 2001                                              9,600,000
     10.56% due 2005                                           24,500,000
   Variable Rate Bonds:
     Demand due 2014 (5)
     Revenue Refunding due 20
   First Mortgage and Collateral Trust Bonds:
     6.875% due 2003                              40,000,000
     8% due 2023                                  40,000,000
     6.35% due 2003                                8,000,000
     7.78% Secured medium-term notes due 2002     35,000,000

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION
DECEMBER 31, 1998
(2 0F 2)


                                                                                                  Blackstone
                                                                         Eastern        EUA         Valley      Newport
                                                 EUA                    Utilities     Service      Electric     Electric
                                             Consolidated Eliminations  Associates  Corporation    Company    Corporation

Long-Term Debt (continued):
   Pollution Control Revenue Bonds:
     5.875% due 2008                          40,000,000
   First Mortgage Bonds:
     9.5% due 2004 (Series B)                  9,000,000                                           9,000,000
     10.35% due 2010 (Series C)               18,000,000                                          18,000,000
     9% due 1999                               1,386,000                                                        1,386,000
     9.8% due 1999                             8,000,000                                                        8,000,000
     8.95% due 2001                            1,950,000                                                        1,950,000
   Second Mortgage Bonds:
     6.5% SBA Loan due 2005                      532,684                                                          532,684
   Unamortized (Discount) - Net                 (450,048)
                                             332,257,192                              6,200,000   33,500,000   19,793,684
   Less portion due within one year           21,910,813                              1,100,000    1,500,000   10,134,153
     Total Long-Term Debt                    310,346,379                              5,100,000   32,000,000    9,659,531
     Total Capitalization                    $718,915,446 $334,116,595 $373,718,061  $7,657,189  $79,787,890  $33,751,376

     (1)  Authorized 36,000,000 shares, outstanding 20,435,997
     (2)  Authorized and Outstanding.
     (3)  The Preferred Stock shall be entitled to an annual dividend per share at a rate equal to 33% of the net income of Citizens Conservation Services divided by 7,500.
     (4)  Authorized 400,000 shares, outstanding 300,000.
     (5)  Weighted average interest rate was 3.6% for 1998.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION (Continued)
DECEMBER 31, 1998
(2 0F 2)


                                                                                                                  EUA
                                               Eastern        EUA          EUA          EUA          EUA       Telecomm-
                                                Edison      Cogenex    Energy Inv.    Energy     Ocean State   unications
                                             Consolidated Consolidated Consolidated Corporation  Corporation  Corporation

Long-Term Debt (continued):
   Pollution Control Revenue Bonds:
     5.875% due 2008                          40,000,000
   First Mortgage Bonds:
     9.5% due 2004 (Series B)
     10.35% due 2010 (Series
     9% due 1999
     9.8% due 1999
     8.95% due 2001
   Second Mortgage Bonds:
     6.5% SBA Loan due 2005
   Unamortized (Discount) - Net                 (450,048)
                                             162,549,952   84,100,000                             26,113,556
   Less portion due within one year                         6,700,000                              2,476,660
     Total Long-Term Debt                    162,549,952   77,400,000                             23,636,896
     Total Capitalization                    $416,542,633 $125,761,295 ($24,203,924    ($34,086) $40,182,644    ($131,037)

     (1)  Authorized 36,000,000 shares, outstanding 20,435,997
     (2)  Authorized and Outstanding.
     (3)  The Preferred Stock shall be entitled to an annual dividend per share at a rate equal to 33% of the net income of Citizens Conservation Services divided by 7,500.
     (4)  Authorized 400,000 shares, outstanding 300,000.
     (5)  Weighted average interest rate was 3.6% for 1998.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1998
                                                                                                     Blackstone
                                                                            Eastern        EUA         Valley      Newport
                                                    EUA                    Utilities     Service      Electric     Electric
                                                Consolidated Eliminations  Associates  Corporation    Company    Corporation
Operating Revenues                              $538,801,238 $117,806,833   $                       $130,202,261 $59,454,977
Operating Expenses:
   Operation                                    364,660,086  166,621,901    1,639,821   49,186,441  101,612,700   43,750,269
   Maintenance                                   20,143,183    1,181,326        1,810    1,181,433    2,738,942    2,171,175
   Depreciation and amortization                 51,079,365    1,279,546        2,986    1,283,718    6,251,411    2,917,801
   Taxes other than income                       23,322,536    2,662,101        9,223    2,677,837    7,593,543    3,981,128
   Income Taxes - Current (credit)               34,488,434       71,765                   225,232      997,295    1,629,537
                - Deferred (credit)             (15,015,015)     (44,337)     (65,350)      25,564    2,248,006       87,374
      Total Operating Expenses                  478,678,589  171,772,302    1,588,490   54,580,225  121,441,897   54,537,284
         Operating Income                        60,122,649  (53,965,469)  (1,588,490) (54,580,225)   8,760,364    4,917,693
Other Income and Deductions:
   Interest and dividend income                   7,801,220    2,886,713    2,768,443        3,220       47,422       43,380
   Equity in earnings of jointly -
     owned companies                              9,524,297   32,570,328   32,570,328
   Allowance for other funds used during
     construction                                   172,817
   Loss on Disposal of Cogenera                  (3,171,904)
   Income Tax Impact of Loss on Disposal of
      Cogeneration Operations                     1,110,166
   Other (deductions) income - net               (1,345,161)  54,595,293    2,346,765   55,492,619     (118,696)      22,351
      Total Other Income                         14,091,435   90,052,334   37,685,536   55,495,839      (71,274)      65,731
         Income Before Interest                  74,214,084   36,086,865   36,097,046      915,614    8,689,090    4,983,424
Interest Charges:
   Interest on long-term debt                    28,287,600                                632,400    3,029,507    1,417,243
   Amortization of debt expense                   1,812,612                                 17,618       82,023       93,639
   Other interest expense (principally
     short-term notes)                            7,745,065    3,516,537    1,386,711        3,753      787,854      652,062
   Allowance for borrowed funds used during
     construction (credit)                         (646,612)                                           (114,848)     (36,660)
       Total Interest Charges                    37,198,665    3,516,537    1,386,711      653,771    3,784,536    2,126,284
          Net Income                             37,015,419   32,570,328   34,710,335      261,843    4,904,554    2,857,140
Preferred Dividends Requirement                   2,305,084                                             288,750       28,834
          Earnings available for common
              shareholders                      $34,710,335   32,570,328  $34,710,335     $261,843   $4,615,804   $2,828,306

Weighted average shares outstanding              20,435,997
Basic and Diluted Earnings per shares                 $1.70

   ( ) Denotes Contra


EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS  (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 1998
                                                                                                                    EUA
                                                 Eastern        EUA          EUA          EUA          EUA       Telecomm-
                                                  Edison      Cogenex    Energy Inv.    Energy     Ocean State   unications
                                               Consolidated Consolidated Consolidated Corporation  Corporation  Corporation

Operating Revenues                             $408,229,510  $54,775,898   $3,945,425    $            $            $
Operating Expenses:
   Operation                                    287,804,170   38,212,310    8,724,671       29,362      173,371      148,872
   Maintenance                                   14,062,986    1,164,195           35          569        3,173          191
   Depreciation and amortization                 29,636,098   11,760,691      462,663       37,822        2,788        2,933
   Taxes other than income                       10,779,967      799,303      130,918        1,247        7,419        4,052
   Income Taxes - Current (credit)               34,706,644   (1,225,268)  (2,297,779)     130,671   (1,077,005)     (45,620)
                - Deferred (credit)             (16,389,383)    (891,761)     (53,143)      (2,324)      (6,867)     (11,468)
      Total Operating Expenses                  360,600,482   49,819,470    6,967,365      197,347     (897,121)      98,960
         Operating Income                        47,629,028    4,956,428   (3,021,940)    (197,347)     897,121      (98,960)
Other Income and Deductions:
   Interest and dividend income                     616,157    6,032,720    1,176,528           15           43            5
   Equity in earnings of jointly-
     owned companies                              1,389,623                (1,189,761)                9,324,435
   Allowance for other funds used during
     construction                                   172,817
   Loss on Disposal of Cogeneration assets                    (3,171,904)
   Income Tax Impact of Loss on
      Cogeneration Operations                                  1,110,166
   Other (deductions) income - net               (2,261,435)    (959,292)     462,299          353   (3,251,144)        (180)
      Total Other Income                            (82,838)    3,011,690      449,066          368    6,073,334         (175)
         Income Before Interest Charges          47,546,190    7,968,118   (2,572,874)    (196,979)   6,970,455      (99,135)
Interest Charges:
   Interest on long-term debt                    13,072,670    7,473,149                              2,662,631
   Amortization of debt expense and premium       1,591,357                                              27,975
   Other interest expense (principally
     short-term notes)                            3,437,747    2,027,380    2,713,598       31,404      213,905        7,188
   Allowance for borrowed funds used during
     construction (credit)                         (261,384)    (233,720)
       Total Interest Charges                    17,840,390    9,266,809    2,713,598       31,404    2,904,511        7,188
          Net Income                             29,705,800   (1,298,691)  (5,286,472)    (228,383)   4,065,944     (106,323)
Preferred Dividends Requirement                   1,987,500
          Earnings available for common
              shareholders                      $27,718,300  ($1,298,691) ($5,286,472)   ($228,383)  $4,065,944    ($106,323)

Weighted average shares outstanding
Basic and Diluted Earnings per share

   ( ) Denotes Contra

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1998
                                                                                                        Blackstone
                                                                              Eastern        EUA         Valley      Newport
                                                       EUA                   Utilities     Service       Electric     Electric
                                                   Consolidated Eliminations  Associates  Corporation    Company    Corporation

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                          $37,015,419  $32,570,328  $34,710,335     $261,843   $4,904,554   $2,857,140
Adjustments to Reconcile Net Income
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization                    56,307,683                 1,768,817    1,301,336    6,904,871    2,858,807
    Amortization of nuclear fuel                      1,265,313
    Deferred taxes                                  (17,854,333)               (1,952,215)      25,564    2,258,092       92,382
    Non-cash (gains)/expenses on sales of investment
        in energy savings projects                   10,001,810
    Investment tax credit, net                       (3,081,151                                            (178,209)     (85,320)
    Allowance for other funds used during constr.     (172,817)
    Collections and sales of project notes and
            leases receivable                        17,260,531
    Other - net                                      (1,513,838)  (6,793,027) (17,431,594)   5,603,717   (1,752,486)  (1,184,820)
Changes in Operating Assets and Liabilities:
    Accounts receivable                              (2,620,744)  (8,720,466)    (700,076)  (2,056,119)  (2,544,960)  (1,506,020)
    Materials and supplies                           (2,232,332)                                 3,427      (97,793)     (80,004)
    Notes receivable                                 (1,245,549) (13,670,373) (13,670,374)
    Accounts payable                                 (6,018,140)   7,276,584   (1,075,793)    (337,155)   5,033,955   (1,021,287)
    Accrued taxes                                    11,144,954    2,895,034            0       (5,835)    (572,004)     155,648
    Other - net                                      (1,317,460)  (1,451,153)    (294,589)     328,633   (3,959,102)     605,781
     Net Cash Provided from (Used in) Operating
          Activities                                 96,939,346   12,106,927    1,354,511    5,125,411    9,996,918    2,692,307
CASH FLOW FROM INVESTING ACTIVITIES:
     Construction expenditures                      (51,200,853)           0                (1,511,803)  (5,988,855)  (2,851,565)
     Collections on notes and lease receivable
         of EUA Cogenex                              11,558,419
     Proceeds from divestiture of generation Assets  76,873,288                                                        1,566,500
     Other investments                               (2,070,970)
     Investments in subsidiaries                              0      200,000      200,000
     Net Cash Used in Investing Activities           35,159,884      200,000      200,000   (1,511,803)  (5,988,855)  (1,285,065)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemptions of long-term debt                    (73,122,584)                            (1,700,000)  (1,500,000)    (745,924)
   EUA common share dividends paid                  (33,923,775) (26,484,950) (33,923,775)    (600,000)  (1,049,154)  (1,880,000)
   Subsidiary preferred dividends paid               (2,305,084                                            (288,750)     (28,834)
   Net increase (decrease) in short-term debt         2,089,917   14,178,023   32,200,000                (1,400,000)   1,220,000
   Net Cash (Used in) Provided from Financing Act. (107,261,526) (12,306,927)  (1,723,775)  (2,300,000)  (4,237,904)  (1,434,758)
NET INCREASE (DECREASE) IN CASH                      24,837,704                  (169,264)   1,313,608     (229,841)     (27,516)
Cash and temporary cash investments at
       beginning of year                              7,251,973                   169,264    1,108,519      408,061      169,991
Cash and temporary cash investments at
       end of year                                  $32,089,677                        $0   $2,422,127     $178,220     $142,475
Cash paid during the year for:
    Interest (net of amount capitalized)            $37,086,950                $1,385,603     $722,700   $3,243,155   $1,706,437
    Income Taxes (Refund)                           $25,975,691                  $312,494     $388,503   $1,957,466   $1,439,842
Conversion of investments in energy savings projects
        to notes and leases receivable               $4,528,788

( ) Denotes Contra
 The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                 EUA                                    EUA
                                                      Eastern        EUA         Energy        EUA          EUA       Telecomm-
                                                       Edison      Cogenex     Investment    Energy     Ocean State   unications
                                                    Consolidated Consolidated Consolidated Corporation  Corporation  Corporation

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                          $29,705,800  ($1,298,691) ($5,286,472)   ($228,383)  $4,065,944    ($106,323)
Adjustments to Reconcile Net Income
  to Net Cash Provided by Operating Activities
    Depreciation and amortization                    31,090,632   11,972,188      342,891       37,398       27,975        2,768
    Amortization of nuclear fuel                      1,265,313
    Deferred taxes                                  (17,278,806)    (628,047)      65,063       (2,324)    (422,574)     (11,468)
    Non-cash (gains)/expenses on sales of Invest.
        in energy savings projects                                10,001,810
    Investment tax credit, net                       (2,817,622)
    Allowance for other funds used during const.       (172,817)
    Collections and sales of project notes and
      leases receivable                              17,260,531
    Other - net                                       2,525,221    1,646,021     (729,653)     (10,000)   3,024,266        2,463
Changes in Operating Assets and Liabilities
    Accounts receivable                              (8,264,502)   4,231,839     (631,237)     162,124                   (32,259)
    Materials and supplies                           (1,982,062)       2,787      (78,687)
    Notes receivable                                                           (1,245,548)
    Accounts payable                                     59,736   (1,767,098)     452,629       (4,841)     (29,833)     (51,869)
    Accrued taxes                                    15,036,097     (192,110)     (43,402)                 (338,406)           0
    Other - net                                       1,283,766     (271,006)    (449,285)          70      (14,887)       2,006
     Net Cash Provided from (Used in)
           Operating Activities                      50,450,756   40,958,224   (7,603,701)     (45,956)   6,312,485     (194,682)
CASH FLOW FROM INVESTING ACTIVITIES:
     Construction expenditures                      (14,047,091) (26,774,878)     (26,661)                                     0
     Collections on notes and lease receivables
          of EUA Cogenex                             11,558,419
     Proceeds from divestiture of generation Assets  75,306,788
     Other investments                                  248,678    3,853,374   (6,173,022)
     Investments in subsidiaries
     Net Cash Used in Investing Activities           61,508,375  (11,363,085)  (6,199,683)           0            0            0
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemptions of long-term debt                    (60,000,000)  (6,700,000)                            (2,476,660)           0
   EUA common share dividends paid                  (19,805,796)                                         (3,150,000)           0
   Subsidiary preferred dividends paid               (1,987,500)
   Net increase (decrease) in short-term             (4,675,000) (24,585,083)  13,932,612       33,848     (670,000)     211,563
   Net Cash (Used in) Provided from Financing Act.  (86,468,296) (31,285,083)  13,932,612       33,848   (6,296,660)     211,563
NET INCREASE (DECREASE) IN CASH                      25,490,835   (1,689,944)     129,228      (12,108)      15,825       16,881
Cash and temporary cash investments at beginning
        of year                                         461,326    4,472,365      422,789       14,342       23,982        1,334
Cash and temporary cash investments at end of year  $25,952,161   $2,782,421     $552,017       $2,234      $39,807      $18,215
Cash paid during the year for:
        Interest (net of amount capitalized)        $16,188,035   $9,086,848   $2,289,084           $0   $2,465,088           $0
        Income Taxes (refund)                       $22,445,502  ($1,171,503) ($2,281,407)    ($31,454)  $2,929,313     ($13,065)
Conversion of investments in energy savings projects
        to notes and leases receivable                            $4,528,788

( ) Denotes Contra
 The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
DECEMBER 31, 1998
                                                                                               Blackstone
                                                                      Eastern        EUA         Valley      Newport
                                              EUA                    Utilities     Service      Electric     Electric
                                          Consolidated Eliminations  Associates  Corporation    Company    Corporation

Balance of retained earnings at beginning
         of year                          $56,061,427  $102,984,222  56,061,427      594,346   10,980,709    2,745,924
Additions:
   Net Income (Loss)                       37,015,419   32,570,328   34,710,335      261,843    4,904,554    2,857,140
         Total                             93,076,846  135,554,550   90,771,762      856,189   15,885,263    5,603,064
Deductions:
  Dividends:
    Preferred - subsidiaries                2,305,084                                             288,750       28,834
    Common - subsidiaries                               26,284,950                   400,000    1,049,154    1,880,000
    Common - registrant - $1.660
                per share                  33,923,775                33,923,775
         Total Dividends                   36,228,859   26,284,950   33,923,775      400,000    1,337,904    1,908,834
  Other                                       382,482      382,482      382,482
         Total Deductions                  36,611,341   26,667,432   34,306,257      400,000    1,337,904    1,908,834
Balance of retained earnings at end
          of period                        56,465,505  108,887,118   56,465,505      456,189   14,547,359    3,694,230


Other Paid-In Capital at Beginning of yr. $219,156,027              $219,156,027

Additions:
Amortization restricted stock costs         1,562,861                 1,562,861
Other                                          65,301                    65,301

Deductions:
Restricted Stock Issue and Grant Provision  1,746,366                 1,746,366
Currency Conversion                            78,484                    78,484

Other Paid-In Capital at End of Year      $218,959,339              $218,959,339

   ( ) Denotes Contra
      The accompanying notes are an integral part of the financial statements.


EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL (Continued)
DECEMBER 31, 1998
                                                                             EUA                                    EUA
                                                 Eastern        EUA         Energy        EUA          EUA       Telecomm-
                                                  Edison      Cogenex     Investment     Energy     Ocean State   unications
                                               Consolidated Consolidated Consolidated  Corporation  Corporation  Corporation

Balance of retained earnings at
      beginning of year                         98,978,720      477,171  (16,782,735)     193,297    5,821,604      (24,814)
Additions:
   Net Income (Loss)                            29,705,800   (1,298,691)  (5,286,472)    (228,383)   4,065,944     (106,323)
         Total                                 128,684,520     (821,520) (22,069,207)     (35,086)   9,887,548     (131,137)
Deductions:
  Dividends:
    Preferred - subsidiaries                     1,987,500
    Common - subsidiaries                       19,805,796                                      0    3,150,000
    Common - registrant - $1.660 per share
         Total Dividends                        21,793,296                                      0    3,150,000            0
  Other                                            382,482   (2,135,717)   2,135,717
         Total Deductions                       22,175,778   (2,135,717)   2,135,717            0    3,150,000
Balance of retained earnings at end of period  106,508,742    1,314,197  (24,204,924)     (35,086)   6,737,548     (131,137)


Other Paid-In Capital at Beginning of Year

Additions:
Amortization restricted stock costs
Sale of EUA Common Shares

Deductions:
Restricted Stock Issue and Grant Provision
Currency Conversion

Other Paid-In Capital at End of Year

   ( ) Denotes Contra
 The accompanying notes are an integral part of the financial statements.

EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1998


ASSETS

                                                 Eastern                     Eastern     Montaup
                                                  Edison                      Edison     Electric
                                               Consolidated  Eliminations    Company     Company

Utility plant and other investments:
    Utility plant in service                   $741,902,200        $       $245,699,700 $496,202,500
    Less accumulated provision for
     depreciation and amortization              252,301,216                 96,143,250   156,157,966
    Net utility plant in service                489,600,984                149,556,450   340,044,534
    Construction work in progress                 2,691,134                  1,384,141     1,306,993
    Net utility plant                           492,292,118                150,940,591   341,351,527
    Non-utility property                          2,497,881                    105,735     2,392,146
    Less accumulated provision for
      depreciation                                    9,697                      9,697
    Net non-utility property                      2,488,184                     96,038     2,392,146
    Investments in subsidiaries (at equity)      12,881,094   266,498,824  266,498,824    12,881,094
    Other                                            56,083                     10,405        45,678
    Total Utility Plant and Other
      Investments                               507,717,479   266,498,824  417,545,858   356,670,445
Current Assets:
    Cash and temporary cash investments          25,952,161                 25,798,213       153,948
    Accounts receivable - Net:
        Customers                                24,685,525                 22,706,500     1,979,025
        Accrued unbilled revenue                  6,716,389                  6,225,533       490,856
        Others                                   13,155,014                 11,699,386     1,455,628
    Accounts receivable - associated
         companies                               18,628,277    64,892,768   16,883,047    66,637,998
Materials and supplies (at average cost):
      Fuel                                        5,970,589                                5,970,589
      Plant materials and operating supplies      3,993,798                  1,952,793     2,041,005
    Other current assets                          4,753,504                    692,576     4,060,928
        Total Current Assets                    103,855,257    64,892,768   85,958,048    82,789,977
Deferred Debits:
    Unamortized debt expense                      1,808,956                  1,787,183        21,773
    Unrecovered regulatory plant costs
        (Note A)                                 58,502,840                               58,502,840
    Other deferred debits                       159,737,739                 16,751,760    142,985,979
        Total Deferred Debits                   220,049,535                 18,538,943    201,510,592
    Total Assets                               $831,622,271  $331,391,592  $522,042,849  $640,971,014

    ( ) Denotes Contra

EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1998


LIABILITIES
                                                        Eastern                    Eastern       Montaup
                                                         Edison                    Edison        Electric
                                                      Consolidated  Eliminations   Company       Company

Capitalization:
    Common equity                                     $225,998,388  $147,017,241  $225,998,388 $147,017,241
    Redeemable preferred stock - net                    29,664,502                  29,664,502
    Redeemable preferred stock of  subsidiaries - net                  1,500,000                  1,500,000
    Preferred stock redemption cost                     (1,670,209)                 (1,670,209)
    Long-term debt - net                               162,549,952   117,981,583   162,549,952  117,981,583
      Total Capitalization                             416,542,633   266,498,824   416,542,633  266,498,824
Current Liabilities:
    Accounts payable                                    25,502,231                   1,303,109   24,199,122
    Accounts payable - associated companies              8,987,251    59,782,899    55,605,640   13,164,510
    Customer deposits                                    1,408,279                   1,408,279
    Taxes accrued                                       17,360,688                  (2,230,443)  19,591,131
    Interest accrued                                     3,560,655     5,109,869     3,560,655    5,109,869
    Other current liabilities                           17,316,856                   9,622,282    7,694,574
      Total Current Liabilities                         74,135,960    64,892,768    69,269,522   69,759,206
Other Liabilities:
    Unamortized investment credit                       13,149,663                   3,309,800    9,839,863
    Other deferred credits and other liabilities       208,150,839                  12,845,113  195,305,726
      Total Other Liabilities                          221,300,502                  16,154,913  205,145,589
Accumulated deferred taxes                             119,643,176                  20,075,781   99,567,395
Commitments and contingencies (Note J)
  Total Liabilities and Capitalization                $831,622,271  $331,391,592  $522,042,849 $640,971,014

    ( ) Denotes Contra

EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATING STATEMENTS OF CAPITALIZATION
DECEMBER 31, 1998




                                                          Eastern                     Eastern      Montaup
                                                           Edison                      Edison     Electric
                                                        Consolidated  Eliminations    Company      Company

Common Equity:
    Common shares                                        $72,283,925   $58,600,000  $72,283,925  $ 58,600,000
    Other paid-in capital                                 47,249,633    29,528,000   47,249,633    29,528,000
    Common share expense                                     (43,912)                   (43,912)
    Retained earnings                                    106,508,742    58,889,241  106,508,742    58,889,241
      Total Common Equity                                225,998,388   147,017,241  225,998,388   147,017,241

Redeemable Preferred:
    6.625%, $100 par value, 300,000 shares                30,000,000                 30,000,000
    Redeemable preferred stock of subsidiaries                           1,500,000                 1,500,000
    Expense, net of premium                                 (335,498)                  (335,498)
    Preferred stock redemption cost                       (1,670,209)                (1,670,209)
      Total Redeemable                                    27,994,293     1,500,000   27,994,293    1,500,000
Long-Term Debt:
    First Mortgage and Collateral Trust Bonds:
      6.875% due 2003                                     40,000,000                 40,000,000
      8% due 2023                                         40,000,000                 40,000,000
      6.35% due 2003                                       8,000,000                  8,000,000
      7.78% Secured medium-term notes due 2002            35,000,000                 35,000,000
    Pollution Control Revenue Bonds:
      5.875% due 2008                                     40,000,000                 40,000,000
    Debenture Bonds:
      8% due 2000                                                        8,500,000                 8,500,000
      8.25% due 2003                                                    12,800,000                12,800,000
      10% due 2008                                                       9,275,000                 9,275,000
      12.375% due 2013                                                  30,000,000                30,000,000
      10.125% due 2008                                                  27,406,583                27,406,583
      9% due 2020                                                        5,000,000                 5,000,000
      9.375% due 2020                                                   25,000,000                25,000,000
    Unamortized (Discount) - Net                            (450,048)                  (450,048)
      Total Long-Term Debt                               162,549,952   117,981,583  162,549,952   117,981,583
      Total Capitalization                              $416,542,633  $266,498,824  $416,542,633 $266,498,824

EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATING INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1998


                                                   Eastern                     Eastern      Montaup
                                                    Edison                      Edison     Electric
                                                 Consolidated  Eliminations    Company     Company

Operating Revenues                               $408,229,510  $176,055,969 $259,617,863  $324,667,616
Operating Expenses:
    Operation                                     287,804,170   176,055,969  216,760,369   247,099,770
    Maintenance                                    14,062,986                  4,904,932     9,158,054
    Depreciation and amortization                  29,636,098                 10,636,025    19,000,073
    Taxes other than income                        10,779,967                  4,604,408     6,175,559
    Income Taxes - Current                         34,706,644                  4,728,205    29,978,439
                 - Deferred                       (16,389,383)                 5,547,986   (21,937,369)
       Total Operating Expenses                   360,600,482   176,055,969  247,181,925   289,474,526
          Operating Income                         47,629,028                 12,435,938    35,193,090
Other Income and Deductions:
    Interest and dividend income                      616,157    21,725,724   20,219,085     2,122,796
    Equity in earnings of jointly-owned
       companies                                    1,389,623    15,529,886   15,529,886     1,389,623
    Allowance for other funds used during
       construction                                   172,817                          0       172,817
    Other (deductions) income - net                (2,261,435)                  (788,193)   (1,473,242)
       Total Other Income                             (82,838)   37,255,610   34,960,778     2,211,994
           Income Before Interest Charges          47,546,190    37,255,610   47,396,716    37,405,084
Interest Charges:
    Interest on long-term debt                     13,072,670    19,973,119   13,072,670    19,973,119
    Amortization of debt expense and premium        1,591,357                    429,801     1,161,556
    Other interest expense (principally
      short-term notes)                             3,437,747     1,752,605    4,349,442       840,910
    Allowance for borrowed funds used during
      construction - (credit)                        (261,384)                  (160,997)     (100,387)
        Total Interest Charges                     17,840,390    21,725,724   17,690,916    21,875,198
Net Income                                         29,705,800    15,529,886   29,705,800    15,529,886
Preferred Dividends Requirement                     1,987,500                  1,987,500
        Earnings Available for Common
           Stockholders                           $27,718,300   $15,529,886  $27,718,300   $15,529,886

Weighted average shares outstanding                 2,891,357

Earnings per share                                      $9.59

( ) Denotes Contra

EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1998



                                                    Eastern                     Eastern      Montaup
                                                     Edison                      Edison      Electric
                                                  Consolidated  Eliminations    Company      Company

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                         $29,705,800   $15,529,886  $29,705,800  $15,529,886
Adjustments to Reconcile Net Income
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization                   31,090,632                 10,587,736  20,502,896
    Amortization of nuclear fuel                     1,265,313                              1,265,313
    Deferred taxes                                 (17,278,806)                 5,568,338  (22,847,144
    Investment tax credit, net                      (2,817,622)                  (303,708) (2,513,914)
    Allowance for other funds used during
         construction                                 (172,817)                         0    (172,817)
    Other - Net                                      2,525,221    13,224,177   26,097,709  (10,348,311
Changes in Operating Assets and Liabilities:
    Accounts receivable                             (8,264,502)  (25,378,328) (13,739,796) (19,903,034
    Materials and supplies                          (1,982,062)                  (226,463) (1,755,599)
    Accounts payable                                    59,736    25,399,958   17,008,600   8,451,094
    Accrued taxes                                   15,036,097                 (3,500,109) 18,536,206
    Other - net                                      1,283,766       (21,631)  (4,664,720)  5,926,855
     Net Cash Provided from Operating
       Activities                                   50,450,756    28,754,062   66,533,387  12,671,431
CASH FLOW FROM INVESTING ACTIVITIES:
    Construction expenditures                      (14,047,091)                (9,554,389) (4,492,702)
    Proceeds from divestiture of generation assets  75,306,788                          0  75,306,788
    Decrease in other investments                      248,678    55,000,000   55,000,000     248,678
     Net Cash Provided From Investing Activities    61,508,375    55,000,000   45,445,611  71,062,764
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemptions:
    Long-term debt                                 (60,000,000)  (54,729,382) (60,000,000) (54,729,382
   Eastern Edison common share dividends paid      (19,805,796)  (28,774,480) (19,805,796) (28,774,480
   Preferred dividends paid                         (1,987,500)     (250,200)  (1,987,500)   (250,200)
   Net Decrease in short-term debt                  (4,675,000)                (4,675,000)
       Net Cash (Used In) Financing Activities     (86,468,296)  (83,754,062) (86,468,296) (83,754,062
NET INCREASE IN CASH                                25,490,835                 25,510,702     (19,867)
Cash and temporary cash investments
   at beginning of year                                461,326                    287,511     173,815
Cash and temporary cash investments
   at end of year                                  $25,952,161            $0  $25,798,213    $153,948
Cash paid during the year for:
      Interest (Net of Amounts Capitalized)        $16,188,035   $19,994,750  $16,258,847  $19,923,938
      Income Taxes                                 $22,445,502                 $8,541,816  $13,903,686

( ) Denotes Contra

EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
DECEMBER 31, 1998



                                                  Eastern                     Eastern      Montaup
                                                   Edison                      Edison     Electric
                                                Consolidated  Eliminations    Company     Company

Balance of retained earnings at begin. of yr.    $98,978,720   $72,384,036  $98,978,720  $72,384,036
Additions:
    Net Income                                    29,705,800    15,529,886   29,705,800  15,529,886
      Total                                      128,684,520    87,913,922  128,684,520  87,913,922
Deductions:
  Dividends:
    Preferred                                      1,987,500       250,200    1,987,500     250,200
    Common                                        19,805,796    28,774,480   19,805,796  28,774,480
    Total Dividends                               21,793,296    29,024,680   21,793,296  29,024,680
  Other                                              382,482                    382,482
      Total Deductions                            22,175,778    29,024,680   22,175,778  29,024,680
Balance of retained earnings at end of period   $106,508,742   $58,889,242  $106,508,742 $58,889,242

    ( ) Denotes Contra

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1998


ASSETS
                                                                                                                     EUA
                                                    EUA                       EUA          EUA          EUA       Day Matrix
                                                  Cogenex                   Cogenex        Nova         Day      (fka Day I & II
                                                Consolidated Eliminations  (Division)   (Division)   (Division)   (Division)

Utility Plant and Other Investments:
   Utility plant in service                     $            $            $                $        $            $
   Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                         101,313,953                50,541,931                 2,556,140    1,150,027
   Less accumulated provision for depreciation   49,897,327                27,780,132                   971,799      673,919
   Net non-utility property                      51,416,626                22,761,799                 1,584,341      476,108
   Investments in subsidiaries (at equity)          516,949   41,241,600   41,758,549
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable                              26,395,990                23,396,887
   Leases receivable                             14,538,275                 9,687,718
   Other                                         11,769,143                 6,167,797
      Total Utility Plant and Other Invest.     104,636,983   41,241,600  103,772,750                 1,584,341      476,108
Current Assets:
   Cash and temporary cash investments            2,782,421                  (210,746)                1,359,116
   Notes receivable                              14,698,118   15,724,861   27,796,512                 2,324,534
   Leases receivable                              1,681,574                   733,806
   Accounts receivable - Net:
       Customers                                 13,388,014                 5,769,978                 1,955,737
       Accrued unbilled revenue
       Others                                    10,833,207                 8,198,902                     4,136         (293)
   Accounts receivable - associated companies     2,117,667    9,190,971    9,063,420                   643,484
   Materials and supplies (at average cost):
     Plant materials and operating supplies         827,311                    15,353                   197,874      486,707
   Other current assets                           2,038,807    1,711,594    3,673,313                    45,994
       Total Current Assets                      48,367,119   26,627,426   55,040,538                 6,530,875      486,414
Deferred Debits:
   Unamortized debt expense                         271,606                   271,606
   Unrecovered regulatory plant costs
   Other deferred debits                          3,912,067                 2,518,735                     1,118
       Total Deferred Debits                      4,183,673                 2,790,341                     1,118
    Total Assets                                $157,187,775 $67,869,026  $161,603,629     $         $8,116,334     $962,522

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1998

ASSETS (CONTINUED)
                                                                                              EUA
                                                       EUA          EUA          EUA        Cogene       EUA
                                                       NEM        Cogenex      Citizens       West       MUPA
                                                       Inc.        Canada    Corporation  Corporation  (Partnership)
Utility Plant and Other Investments:
   Utility plant in service                        $            $            $            $            $
   Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                              8,493,365        5,654    4,502,114    1,629,162
   Less accumulated provision for depreciation       4,024,619          326    1,017,072      683,229
   Net non-utility property                          4,468,746        5,328    3,485,042      945,933
   Investments in subsidiaries (at equity)
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable                                                 (22,777)                2,845,721
   Leases receivable                                                                        1,940,266
   Other                                                 8,353       22,305      100,259    4,869,186       (3,978)
      Total Utility Plant and Other Investments      4,477,099        4,856    3,585,301   10,601,106       (3,978)
Current Assets:
   Cash and temporary cash investments                  18,120      317,043       27,488      157,788
   Notes receivable                                                  32,834                   151,573
   Leases receivable                                                                          293,406
   Accounts receivable - Net:
       Customers                                       784,345      301,740    1,374,791    1,102,218      (15,552)
       Accrued unbilled revenue
       Others                                          (86,047)          95      550,316      331,582
   Accounts receivable - associated companies                                     67,253      124,415
   Materials and supplies (at average cost):
     Plant materials and operating supplies                                                   127,377
   Other current assets                                                 427        4,950       25,717
       Total Current Assets                            716,418      652,139    2,024,798    2,314,076      (15,552)
Deferred Debits:
   Unamortized debt expense
   Unrecovered regulatory plant costs
   Other deferred debits                             1,062,379       10,924      202,351       64,924       15,552
       Total Deferred Debits                         1,062,379       10,924      202,351       64,924       15,552
    Total Assets                                    $6,255,896     $667,919   $5,812,450  $12,980,106      ($3,978)

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1998

ASSETS (CONTINUED)

                                                   EUA          EUA          EUA          EUA
                                                WestCoast      FRC II       EC&S I      EC&S II
                                                (Partn.)      (Partn.)    (Partn.)    (Partnership)

Utility Plant and Other Investments:
   Utility plant in service                    $            $            $            $
   Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                          2,038,920       77,490   11,742,210   18,576,940
   Less accumulated provision for depreciation   1,945,691       77,490    3,213,964    9,509,086
   Net non-utility property                         93,229                 8,528,246    9,067,854
   Investments in subsidiaries (at equity)
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable                                                          176,159
   Leases receivable                                                       1,094,303    1,815,988
   Other                                           238,967       82,325      220,156       63,773
      Total Utility Plant and Other Investments    332,196       82,325   10,018,864   10,947,615
Current Assets:
   Cash and temporary cash investments              89,182       52,909      561,381      410,140
   Notes receivable                                117,526
   Leases receivable                                                         145,842      508,520
   Accounts receivable - Net:
       Customers                                    13,917      (35,602)   1,100,890    1,035,552
       Accrued unbilled revenue
       Others                                      735,789                   214,574      884,153
   Accounts receivable - associated companies                                285,607    1,124,459
   Materials and supplies (at average cost):
     Plant materials and operating supplies
   Other current assets
       Total Current Assets                        956,414       17,307    2,308,294    3,962,824
Deferred Debits:
   Unamortized debt expense
   Unrecovered regulatory plant costs
   Other deferred debits                                         35,603          481
       Total Deferred Debits                                     35,603          481
    Total Assets                                $1,288,610     $135,235  $12,327,639  $14,910,439

  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1998
LIABILITIES                                                                                                 EUA
                                                       EUA                       EUA          EUA          EUA       Day Matrix
                                                     Cogenex                   Cogenex        Nova         Day     (fka Day I&II
                                                   Consolidated Eliminations  (Division)   (Division)   (Division) (Division)

Capitalization:
   Common equity                                   $22,142,227  $41,251,598  $48,911,875      $         $1,874,631  ($2,336,588)
   Non-redeemable preferred stock of subsidiaries
   Redeemable preferred stock of subsidiaries               75
   Preferred stock redemption cost
   Partnerships' capital                            26,218,993
   Long-term debt - net                             77,400,000                77,400,000
       Total Capitalization                        125,761,295   41,251,598  126,311,875                 1,874,631   (2,336,588)
Current Liabilities:
   Preferred stock sinking fund requirements
   Long-term debt due within one year                6,700,000                 6,700,000
   Notes payable                                    16,108,438   15,724,861   16,160,000                 1,801,059    3,001,070
   Accounts payable                                  1,505,513                   678,503                   760,189
   Accounts payable - associated companies           1,132,715    9,190,972    3,343,611                 2,880,581      230,003
   Customer deposits
   Taxes accrued                                        62,725                     5,683                    14,457
   Interest accrued                                  1,187,797    1,711,595    1,187,797                   479,302       68,037
   Dividends declared
   Other current liabilities                         5,354,453                 4,160,988                    41,466
       Total Current Liabilities                    32,051,641   26,627,428   32,236,582                 5,977,054    3,299,110
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                            3,706,643      (10,000)   3,198,323                   264,649
       Total Deferred Credits                        3,706,643      (10,000)   3,198,323                   264,649
Accumulated deferred taxes                          (4,331,804)                 (143,151)
Commitments and contingencies
    Total Liabilities and Capitalization           $157,187,775 $67,869,026  $161,603,629     $         $8,116,334     $962,522

   ( ) Denotes Contra
  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1998

LIABILITIES  (CONTINUED)                                                                                  EUA
                                                        EUA          EUA          EUA        Cogenex
                                                        NEM        Cogenex      Citizens       West
                                                        Inc.        Canada    Corporation  Corporation

Capitalization:
   Common equity                                     $9,134,328     $706,905     $445,607   $4,657,067
   Non-redeemable preferred stock of subsidiaries
   Redeemable preferred stock of subsidiaries                                          75
   Preferred stock redemption cost
   Partnerships' capital
   Long-term debt - net
       Total Capitalization                           9,134,328      706,905      445,682    4,657,067
Current Liabilities:
   Preferred stock sinking fund requirements
   Long-term debt due within one year
   Notes payable                                        150,000      (52,320)   3,718,659    7,054,831
   Accounts payable                                       5,016      (95,985)     106,176       42,407
   Accounts payable - associated companies              421,081     (174,169)     681,444    1,275,834
   Customer deposits
   Taxes accrued                                                      34,173          179        8,233
   Interest accrued                                                               450,613      713,643
   Dividends declared
   Other current liabilities                                         178,886      218,223      111,697
       Total Current Liabilities                        576,097     (109,415)   5,175,294    9,206,645
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                                    (8)      70,429       41,865          135
       Total Deferred Credits                                (8)      70,429       41,865          135
Accumulated deferred taxes                           (3,454,521)                  149,609     (883,741)
Commitments and contingencies
    Total Liabilities and Capitalization             $6,255,896     $667,919   $5,812,450  $12,980,106

   ( ) Denotes Contra
  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1998


LIABILITIES (CONTINUED)
                                                        EUA          EUA          EUA          EUA          EUA
                                                        MUPA      WestCoast      FRC II       EC&S I      EC&S II
                                                       (Partn.)   (Partn.)       (Partn.)   (Partn.)    (Partnership)
Capitalization:
   Common equity                                      $            $            $            $            $
   Non-redeemable preferred stock of subsidianies
   Redeemable preferred stock of subsidianies
   Preferred stock redemption cost
   Partnerships' capital                                   23,720    1,018,395       30,592   11,807,219   13,339,067
   Long-term debt - net
       Total Capitalization                                23,720    1,018,395       30,592   11,807,219   13,339,067
Current Liabilities:
   Preferred stock sinking fund requirments
   Long-term debt due within one year
   Notes payable
   Accounts payable                                                                                  290        8,917
   Accounts payable - associated companies                 (3,948)     246,398       82,325      199,278    1,141,249
   Customer deposits
   Taxes accrued
   Interest accrued
   Dividends declared
   Other current liabilities                              (23,750)      23,817       22,318      236,188      384,620
       Total Current Liabilities                          (27,698)     270,215      104,643      435,756    1,534,786
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                                                                         84,664       36,586
       Total Deferred Credits                                                                     84,664       36,586
Accumulated deferred taxes
Commitments and contingencies
    Total Liabilities and Capitalization                  ($3,978)  $1,288,610     $135,235  $12,327,639  $14,910,439
                                                                                                                    0
   ( ) Denotes Contra
  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION
DECEMBER 31, 1998

                                                                                                            EUA
                                           EUA                       EUA          EUA          EUA       Day Matrix
                                         Cogenex                   Cogenex        Nova         Day      (fka Day I&II
                                       Consolidated Eliminations  (Division)   (Division)   (Division)   (Division)
Common Equity:
   Common Shares, $.01 par value              $100       $1,400         $100      $            $            $
   Other Paid-In Capital                47,046,923   12,574,016   45,949,391                 1,097,532
   Retained Earnings                     1,314,197   28,676,182    2,962,384                   777,099   (2,336,588)
      Total Common Equity               48,361,220   41,251,598   48,911,875                 1,874,631   (2,336,588)
Non-Redeemable Preferred:
   $.01 par value, 7,500 shares (1)             75
      Total Non-Redeemable                      75
Long-Term Debt:
   Unsecured Notes:
   7.00% due 2000                       50,000,000                50,000,000
   9.6% due 2001                         9,600,000                 9,600,000
   10.56% due 2005                      24,500,000                24,500,000
                                        84,100,000                84,100,000
Less portion due within one year         6,700,000                 6,700,000
   Total Long-Term Debt                 77,400,000                77,400,000
   Total Capitalization                $125,761,295 $41,251,598  $126,311,875     $         $1,874,631  ($2,336,588)

(1) The Preferred Stock shall be entitled to an annual dividend per share at a rate equal to 33% of the net income of Citizens Conservation Services divided by 7,500.

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION (CONTINUED)
DECEMBER 31, 1998

                                                                                  EUA
                                           EUA          EUA          EUA        Cogenex
                                           NEM        Cogenex      Citizens       West
                                           Inc.        Canada    Corporation  Corporation
Common Equity:
   Common Shares, $.01 par value            $1,100         $100         $100         $100
   Other Paid-In Capital                 7,052,050                              5,521,966
   Retained Earnings                     2,081,178      706,805      445,507     (864,999)
      Total Common Equity                9,134,328      706,905      445,607    4,657,067
Non-Redeemable Preferred:
   $.01 par value, 7,500 shares (1)                                       75
      Total Non-Redeemable                                                75
Long-Term Debt:
   Unsecured Notes:
   7.00% due 2000
   9.6% due 2001
   10.56% due 2005

Less portion due within one year
   Total Long-Term Debt
   Total Capitalization                 $9,134,328     $706,905    $445,682    $4,657,067

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION (CONTINUED)
DECEMBER 31, 1998




                                           EUA          EUA          EUA          EUA          EUA
                                           MUPA      WestCoast      FRC II       EC&S I      EC&S II
                                         (Partn.)     (Partn.)     (Partn.)     (Partn.)   (Partnership)
Common Equity:
   Common Shares, $.01 par value           $            $            $            $            $
   Other Paid-In Capital                         0
   Retained Earnings                        23,720    1,018,395       30,592   11,807,219   13,339,067
      Total Common Equity                   23,720    1,018,395       30,592   11,807,219   13,339,067
Non-Redeemable Preferred:
   $.01 par value, 7,500 shares (1)
      Total Non-Redeemable
Long-Term Debt:
   Unsecured Notes:
   7.00% due 2000
   9.6% due 2001
   10.56% due 2005

Less portion due within one year
   Total Long-Term Debt
   Total Capitalization                    $23,720   $1,018,395      $30,592  $11,807,219  $13,339,067

(1 The Preferred Stock shall be entitled to an annual dividend per share at a rate equal to 33% of the net income of Citizens Conservation Services divided by 7,500.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998

                                                                                                                        EUA
                                                       EUA                       EUA          EUA          EUA       Day Matrix
                                                     Cogenex                   Cogenex        Nova         Day     (fka Day I&II
                                                   Consolidated Eliminations  (Division)   (Division)   (Division)  (Division)

Operating Revenues                                 $54,775,898      $        $23,590,482   $1,331,498   $9,000,149      $10,798
Operating Expenses:
   Operation                                        38,212,310                17,914,005    1,851,988    8,053,398    1,179,788
   Maintenance                                       1,164,195                   596,661
   Depreciation and amortization                    11,760,691                 6,544,469       44,121       94,942      230,008
   Taxes - Other than income                           799,303                   329,712       56,251      218,044        8,593
              - Income (credit)                     (1,225,268)               (1,810,078)        (387)
              - Deferred                              (891,761)               (1,243,998)
      Total Operating Expenses                      49,819,470                22,330,771    1,951,973    8,366,384    1,418,389
         Operating Income                            4,956,428                 1,259,711     (620,475)     633,765   (1,407,591)
Other Income and Deductions:
   Interest and dividend income                      6,032,720      906,785    5,743,043          (41)
   Equity in earnings of jointly-owned companies        (9,854)   5,835,952    5,826,098
   Allowance for other funds used during construct.
   Loss on Disposal of Cogeneration Operations      (3,171,904)               (3,171,904)
   Income Tax Impact of Loss on Disposal of
     Cogeneration Operations                         1,110,166                 1,110,166
   Other (deductions) income - net                    (949,439)               (1,221,023)      22,063      (37,386)        (720)
     Total Other Income (Deductions)                 3,011,690    6,742,737    8,286,380       22,022      (37,386)        (720)
       Income (Loss) Before Interest Charges         7,968,118    6,742,737    9,546,091     (598,453)     596,379   (1,408,311)
Interest Charges:
   Interest on long-term debt                        7,473,149                 7,473,149
   Amortization of debt expense and premium
   Other interest expense (principally
     short-term notes)                               2,027,380      906,785    1,929,065       37,978      111,462       41,543
   Allowance for borrowed funds used during
     construction - (credit)                          (233,720)                 (158,800)
       Total Interest Charges                        9,266,809      906,785    9,243,414       37,978      111,462       41,543
         Net Income (Loss) before preferred return  (1,298,691)   5,835,952      302,677     (636,431)     484,917   (1,449,854)
Preferred Return Requirement
         Net (Loss) Income                         ($1,298,691)  $5,835,952     $302,677    ($636,431)    $484,917  ($1,449,854)

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS (CONTINUED)
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998

                                                                                                   EUA
                                                            EUA          EUA          EUA        Cogenex
                                                            NEM        Cogenex      Citizens       West
                                                            Inc.        Canada    Corporation  Corporation

Operating Revenues                                       $3,663,773     $126,352   $5,452,291   $3,543,409
Operating Expenses:
   Operation                                                 55,722      108,152    4,166,881    3,463,535
   Maintenance                                               20,148                    98,274      102,752
   Depreciation and amortization                            701,429       15,194      527,358      579,840
   Taxes - Other than income                                     69        1,543       91,523       95,168
              - Income (credit)                             700,389       (2,452)      38,381     (151,121)
              - Deferred                                    295,719                    83,164      (26,646)
      Total Operating Expenses                            1,773,476      122,437    5,005,581    4,063,528
         Operating Income                                 1,890,297        3,915      446,710     (520,119)
Other Income and Deductions:
   Interest and dividend income                                          192,549                   436,473
   Equity in earnings of jointly-owned companies
   Allowance for other funds used during construction
   Loss on Disposal of Cogeneration Operations
   Income Tax Impact of Loss on Disposal of
     Cogeneration Operations
   Other (deductions) income - net                               15     (188,592)        (128)      (3,163)
     Total Other Income (Deductions)                             15        3,957         (128)     433,310
       Income (Loss) Before Interest Charges              1,890,312        7,872      446,582      (86,809)
Interest Charges:
   Interest on long-term debt
   Amortization of debt expense and premuim
   Other interest expense (principally
     short-term notes)                                                    83,348      274,648      451,033
   Allowance for borrowed funds used during
     construction - (credit)                                                          (50,120)     (24,800)
       Total Interest Charges                                             83,348      224,528      426,233
         Net Income (Loss) before preferred return        1,890,312      (75,476)     222,054     (513,042)
Preferred Return Requirement
         Net (Loss) Income                               $1,890,312     ($75,476)    $222,054    ($513,042)

  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS (CONTINUED)
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998


                                                        EUA          EUA          EUA          EUA          EUA
                                                        MUPA        WestCoas     FRC II       EC&S I      EC&S II
                                                       (Partn.)     (Partn.)     (Partn.)  (Partn.)     (Partnership)

Operating Revenues                                      $           $416,598     $392,042   $2,241,615   $5,006,891
Operating Expenses:
   Operation                                                113        5,788                   258,700    1,154,240
   Maintenance                                                        37,658                    66,910      241,792
   Depreciation and amortization                                     171,383                   805,419    2,046,528
   Taxes - Other than income                                                       (1,600)
              - Income (credit)
              - Deferred
      Total Operating Expenses                              113      214,829       (1,600)   1,131,029    3,442,560
         Operating Income                                  (113)     201,769      393,642    1,110,586    1,564,331
Other Income and Deductions:
   Interest and dividend income                                       65,591       75,670      136,347      289,873
   Equity in earnings of jointly-owned companies
   Allowance for other funds used during construction
   Loss on Disposal of cogeneration operations
   Income Tax Impact of Loss on Disposal of
     Cogeneration Operations
  Other (deductions) income - net                          (100)       1,358         (100)      28,587      449,751
     Total Other Income (Deductions)                       (100)      66,949       75,570      164,934      739,624
       Income (Loss) Before Interest Charges               (213)     268,718      469,212    1,275,520    2,303,955
Interest Charges:
   Interest on long-term debt
   Amortization of debt expense and premuim
   Other interest expense (principally
     short-term notes)                                                                           5,088
   Allowance for borrowed funds used during
     construction - (credit)
       Total Interest Charges                                                                    5,088
         Net Income (Loss) before preferred return         (213)     268,718      469,212    1,270,432    2,303,955
Preferred Return Requirement
         Net (Loss) Income                                ($213)    $268,718     $469,212   $1,270,432   $2,303,955

  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998


                                                                                                            EUA
                                                        EUA                       EUA          EUA          EUA       Day Matrix
                                                      Cogenex                   Cogenex        Nova         Day     (fka Day I&II
                                                    Consolidated Eliminations  (Division)   (Division)   (Division)   (Division)
CASH FLOW FROM OPERATING ACTIVITIES:
Net (Loss) Income                                   ($1,298,691)  $5,835,952     $302,677    ($636,431)    $484,917  ($1,449,854)
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Acticities
    Depreciation and amortization                    11,961,370                 6,745,147       44,121       94,940      230,008
    Deferred taxes                                     (628,047)                 (980,284)
    Gains on sales of investments in energy savings
       projects paid for with notes and leases rec.  (2,825,578)               (2,060,570)
    Non - cash costs of energy savings project sales 12,827,388                 9,061,792
    Pension liability                                    21,009                    18,696        2,313
    Amortization of deferred revenues                    10,818
    Collections and sales of project notes and
         leases receivable                           17,260,531                14,812,109
    Undistributed Equity earnings of subsidiaries                  6,687,825    6,687,825
    Other - net                                       1,625,012    1,542,117    3,307,776      (49,619)    (416,330)          (1)
Net Changes to Working Capital:
    Accounts receivable                               4,231,839   (3,033,769)  (2,846,243)   3,160,155     (959,227)         293
    Materials and supplies                                2,787                    48,215        2,418       27,666      (75,512)
    Accounts payable                                 (1,767,098)   3,024,871    1,411,844   (1,268,951)   3,046,599      215,003
    Accrued taxes                                      (192,110)                  (39,267)     (12,853)     (12,078)
    Accrued interest                                    (79,084)    (549,456)     (79,084)  (1,413,187)      98,355       40,405
    Other - net                                        (191,922)     559,457      234,911       (5,450)      24,472
    Net Cash Provided from (Used in) Operating Act.  40,958,224   14,066,997   36,625,544     (177,484)   2,389,314   (1,039,658)
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy savings
           projects                                 (26,774,878)     (83,725) (19,644,557)     (11,462)  (1,311,052)
    Collections on notes and leases receivable       11,558,419                 6,319,996                     2,138
    Proceeds from sale of Assets                      3,853,374    1,989,651    3,860,139    1,982,886
     Investments in subsidiaries
     Net Cash Provided from (Used in) Investing Act.(11,363,085)   1,905,926   (9,464,422)   1,971,424   (1,308,914)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt                              (6,700,000)               (6,700,000)
         Premium on reacquisition and financing expenses
    Dividends declared                                            (3,450,000)
    Capital contribution - EUA
    Partner's contribution(withdrawal)                            (9,278,357)
    Net increase (decrease) in short-term debt      (24,585,083)  (3,244,566) (21,390,000)  (1,752,150)     128,987    1,039,658
    Net Cash Provided from (Used in) Fin. Act.      (31,285,083) (15,972,923) (28,090,000)  (1,752,150)     128,987    1,039,658
NET (DECREASE) INCREASE IN CASH                      (1,689,944)                 (928,878)      41,790    1,209,387
Cash and temporary cash investments at beginning
     of year                                          4,472,365                   718,132      (41,790)     149,729
Cash and temporary cash investments at end of year   $2,782,421     $           ($210,746)    $          $1,359,116      $
Cash paid during the year for:
    Interest (net of amounts capitalized)            $9,086,848                $9,086,848                        $0
    Income Taxes                                    ($1,171,503)              ($1,778,812)
Conversion of investments in energy saving projects
       to notes and leases receivable                $4,528,788                $3,757,867
( ) Denotes contra

  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998

                                                                    EUA         EUA       EUA            EUA
                                                                    NEM         Cogenex   Citizens      Cogenex West
                                                                    Inc.        Canada    Corporation   Corporation

CASH FLOW FROM OPERATING ACTIVITIES:
Net (Loss) Income                                                $1,890,312     ($75,476)    $222,054    ($513,042)
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities
    Depreciation and amortization                                   701,431       15,195      527,360      579,841
    Deferred taxes                                                  295,719                    83,164      (26,646)
    Gains on sales of investments in energy savings
       projects paid for with notes and leases receivable                                                 (573,318)
    Non - cash costs of energy savings projects sales                                         670,037    1,724,790
    Pension liability
    Amortization of deferred revenues                              (124,588)       8,900       41,842
    Collections and sales of project notes and leases receivable                                           759,242
    Undistributed Equity earnings of subsidiaries
    Other - net                                                          (5)      38,354      (79,081)     288,830
Net Changes to Working Capital:
    Accounts receivable                                              46,964      984,286    1,226,028    1,597,762
    Materials and supplies
    Accounts payable                                                472,142   (3,509,975)     139,919     (313,785)
    Accrued taxes                                                               (113,994)         120      (14,038)
    Accrued interest                                                                          274,638      450,333
    Other - net                                                                  191,938      178,185      125,087
    Net Cash Provided from (Used in) Operating Activities         3,281,975   (2,460,772)   3,284,266    4,085,056
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy savings projects                      (42,827)  (1,126,606)  (3,433,686)
    Collections on notes and leases receivable                                 5,236,285
    Proceeds from sale of Assets
     Investments in subsidiaries
     Net Cash Provided from (Used in) Investing activities                     5,193,458   (1,126,606)  (3,433,686)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt
         Premium on reacquisition and financing expenses
    Dividends declared                                           (3,450,000)
    Capital contribution - EUA
    Partner's contribution(withdrawal)
    Net increase (decrease) in short-term debt                     (198,222)  (3,198,495)  (1,709,341)    (732,987)
    Net Cash Provided from (Used in) Financing Activities        (3,648,222)  (3,198,495)  (1,709,341)    (732,987)
NET (DECREASE) INCREASE IN CASH                                    (366,247)    (465,809)     448,319      (81,617)
Cash and temporary cash investments at beginning of year            384,367      782,852     (420,831)     239,405
Cash and temporary cash investments at end of year                  $18,120     $317,043      $27,488     $157,788
Cash paid during the year for:
     Interest (net of amounts capitalized)                                            $0           $0           $0
     Income Taxes                                                  $754,396                   $39,674    ($186,761)
Conversion of investments in energy saving projects
       to notes and leases receivable                                                 $0                  $522,229
( ) Denotes contra

  The accompanying notes are an integral part of the financial statements.


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998


                                                             EUA          EUA          EUA          EUA          EUA
                                                             MUPA        WestCoast    FRC II       EC&S I      EC&S II
                                                            (Partn.)     (Partn.)     (Partn.)    (Partn.    (Partnership)

CASH FLOW FROM OPERATING ACTIVITIES:
Net (Loss) Income                                              ($213)    $268,718     $469,212   $1,270,432   $2,303,955
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization                                         171,383                   805,418    2,046,526
    Deferred taxes
    Gains on sales of investments in energy savings
       projects paid for with notes and lease receivable                                           (204,838)      13,148
    Non - cash costs of energy savings projects sales                     375,527                     6,000      989,242
    Pension liability
    Amortization of deferred revenues                                                                84,664
    Collections and sales of project notes and lease receivable            61,095                   479,276    1,148,809
    Undistributed Equity earnings of subsidiaries
    Other - net                                              (15,552)           2      (35,603)     100,002       28,356
Net Changes to Working Capital:
    Accounts receivable                                       39,302     (596,646)     624,364     (561,552)  (1,517,416)
    Materials and supplies
    Accounts payable                                          (3,949)     244,481       82,325      110,168      631,952
    Accrued taxes
    Accrued interest
    Other - net                                              (23,750)    (393,593)      22,318      112,008      (98,591)
    Net Cash Provided from (Used in) Operating Activities     (4,162)     130,967    1,162,616    2,201,578    5,545,981
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy savings projects    3,978     (202,740)     (82,325)    (167,799)    (839,527)
    Collections on notes and leases receivable
    Proceeds from sale of Assets
     Investments in subsidiaries
     Net Cash Provided from (Used in) Investing Activities     3,978     (202,740)     (82,325)    (167,799)    (839,527)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt
         Premium on reacquisition and finacing expenses
    Dividends declared
    Capital contribution - EUA
    Partner's contribution(withdrawal)                                   (500,000)  (1,378,357)  (2,100,000)  (5,300,000)
    Net increase (decrease) in short-term debt                                                      (17,099)
    Net Cash Provided from (Used in) Finacing Activities                 (500,000)  (1,378,357)  (2,117,099)  (5,300,000)
NET (DECREASE) INCREASE IN CASH                                 (184)    (571,773)    (298,066)     (83,320)    (593,546)
Cash and temporary cash investments at beginning of year         184      660,955      350,975      644,701    1,003,686
Cash and temporary cash investments at end of year          $             $89,182      $52,909     $561,381     $410,140
Cash paid during the year for:
   Interest (net of amounts capitalized)                                                                               $0
   Income Taxes
Conversion of investments in energy savings projects
       to notes and leases receivable                                                              $202,934      $45,758
( ) Denotes contra

  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
DECEMBER 31, 1998

                                                                                                                       EUA
                                                      EUA                       EUA          EUA          EUA       Day Matrix
                                                    Cogenex                   Cogenex        Nova         Day       (fka Day I&II
                                                  Consolidated Eliminations  (Division)   (Division)   (Division)   (Division)

Balance of retained earnings at beginning or year    $477,171  $32,197,071   $2,659,707  ($1,499,286)    $292,182    ($886,734)
Additions:
   Net Income (Loss)                              ($1,298,691)   5,835,952      302,677     (636,431)     484,917   (1,449,854)
   Partners Capital contribution
   Total                                             (821,520)  38,033,023    2,962,384   (2,135,717)     777,099   (2,336,588)
Deductions:
   Dividends:
   Common - subsidiaries
   Partners withdrawals                                          9,278,357
   Other deductions                                (2,135,717)      78,484                (2,135,717)
   Total                                           (2,135,717)   9,356,841                (2,135,717)
Balance of retained earnings at end of period       1,314,197   28,676,182    2,962,384                   777,099   (2,336,588)

Other Paid-In Capital at beginning of year         47,125,406   16,024,016   46,027,874                 1,097,532
Additions:
   Other
   Total                                           47,125,406   16,024,016   46,027,874                 1,097,532

Deductions:
   Foreign currency translation adjustments            78,483                    78,483
   Return of Capital                                             3,450,000
   Total                                               78,483    3,450,000       78,483
Other Paid-In Capital at end of period            $47,046,923  $12,574,016  $45,949,391                $1,097,532

   ( ) Denotes Contra
  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL (CONTINUED)
DECEMBER 31, 1998

                                                                                                 EUA
                                                          EUA          EUA          EUA        Cogenex
                                                          NEM        Cogenex      Citizens       West
                                                          Inc.        Canada    Corporation   Corporation

Balance of retained earnings at beginning of year        $190,866     $860,765     $223,453    ($351,957)
Additions:
   Net Income (Loss)                                    1,890,312      (75,476)     222,054     (513,042)
   Partners Capital contribution
   Total                                                2,081,178      785,289      445,507     (864,999)
Deductions:
   Dividends:
   Common - subsidiaries
   Partners withdrawals
   Other deductions                                                     78,484
   Total                                                                78,484
Balance of retained earnings at end of period           2,081,178      706,805      445,507     (864,999)

Other Paid-In Capital at beginning of year             10,502,050                              5,521,966
Additions:
   Other
   Total                                               10,502,050                              5,521,966

Deductions:
   Foreign currency translation adjustments
   Return of Capital                                    3,450,000
   Total                                                3,450,000
Other Paid-In Capital at end of period                 $7,052,050                             $5,521,966

   ( ) Denotes Contra
  The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL (CONTINUED)
DECEMBER 31, 1998


                                                  EUA          EUA          EUA          EUA          EUA
                                                  MUPA      WestCoast      FRC II       EC&S I      EC&S II
                                                 (Partn.)   (Partn.)     (Partn.)     (Partn.)    (Partnership)

Balance of retained earnings at beginng of year   $23,933   $1,249,677     $939,737  $12,636,787  $16,335,112
Additions:
   Net Income (Loss)                                 (213)     268,718      469,212    1,270,432    2,303,955
   Partners Capital contribution
   Total                                           23,720    1,518,395    1,408,949   13,907,219   18,639,067
Deductions:
   Dividends:
   Common - subsidiaries
   Partners withdrawals                                        500,000    1,378,357    2,100,000    5,300,000
   Other deductions
   Total                                                       500,000    1,378,357    2,100,000    5,300,000
Balance of retained earnings at end of period      23,720    1,018,395       30,592   11,807,219   13,339,067

Other Paid-In Capital at beginning of year
Additions:
   Other
   Total

Deductions:
   Foreign currency translation adjustments
   Return of Capital
   Total
Other Paid-In Capital at end of period

   ( ) Denotes Contra
  The accompanying notes are an integral part of the financial statements.

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1998


                                                     EUA                       EUA
                                                    Energy                    Energy
                                                  Investment                Investment      EUA
ASSETS                                           Consolidated Eliminations Corporation   Transcapacity

Utility plant and other investments:
    Non-utility property                          $3,307,671     $            $          $1,778,761
    Less accumulated provision for depreciation    2,135,122                              1,239,057

    Net non-utility property                       1,172,549                                539,704
    Investments in subsidiaries (at equity)        7,235,277  (15,785,432) (12,475,322)
    Other investments & notes receivable           2,478,052                 2,596,151

    Total Utility Plant and Other Investments     10,885,878  (15,785,432)  (9,879,171)     539,704

Current Assets:
    Cash and temporary cash investments              552,017                    15,641      504,147
    Notes receivable                              11,205,958   31,193,965   34,068,965
    Accounts receivable  - Net                     3,065,713                   201,965    1,451,118
    Accounts receivable - associated companies       633,581      223,851      222,565          100
    Other current assets                           3,080,919    1,023,933    1,139,485       39,018

        Total Current Assets                      18,538,188   32,441,749   35,648,621    1,994,383

Deferred Debits:
    Other deferred debits                            941,539                   927,362       10,305

        Total Deferred Debits                        941,539                   927,362       10,305

    Total Assets                                 $30,365,605  $16,656,317  $26,696,812   $2,544,392

    ( ) Denotes Contra

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1998



                                                         Eastern                                  EUA
                                                         Unicord        EUA         Renova    Compression
ASSETS (CONTINUED)                                     Corporation     Bioten                   Services

Utility plant and other investments:
    Non-utility property                                  $            $          $1,528,910     $
    Less accumulated provision for depreciation                                      896,065

    Net non-utility property                                                         632,845
    Investments in subsidiaries (at equity)                317,539    3,607,628
    Other investments & notes receiveivable                              53,672     (186,000)      14,229

    Total Utility Plant and Other Investments              317,539    3,661,300      446,845       14,229

Current Assets:
    Cash and temporary cash investments                                               32,229
    Notes receivable                                                  8,258,000       72,958
    Accounts receivable  - Net                                 456      596,837      758,251       57,086
    Accounts receivable - associated companies               1,186                   633,581
    Other current assets                                              1,967,983      958,366

        Total Current Assets                                 1,642   10,822,820    2,455,385       57,086

Deferred Debits:
    Other deferred debits                                                              3,872

        Total Deferred Debits                                                          3,872

    Total Assets                                          $319,181  $14,484,120   $2,906,102      $71,315

    ( ) Denotes Contra

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1998


                                                            EUA                       EUA
                                                           Energy                    Energy
                                                         Investment                Investment      EUA
LIABILITIES                                             Consolidated Eliminations Corporation   Transcapacity

Capitalization:
    Common equity                                       ($24,203,924 ($15,785,432 ($24,203,924 ($8,864,744)

      Total Capitalization                              (24,203,924) (15,785,432) (24,203,924)  (8,864,744)

Current Liabilities:
    Notes Payable                                        51,779,436   31,193,965   51,216,713   12,477,641
    Accounts payable                                        150,930                     8,166       22,173
    Accounts payable - associated companies               1,666,815      223,851       78,214       20,765
    Taxes accrued                                             3,647
    Interest accrued                                      2,326,419    1,023,933      822,601      113,409
    Other current liabilities                               148,639                                181,900

      Total Current Liabilities                          56,075,886   32,441,749   52,125,694   12,815,888

Deferred Credits:
      Other deferred credits and other liabilities         (897,024)                            (1,156,669)

      Total Deferred Credits                               (897,024)                            (1,156,669)

Accumulated deferred taxes                                 (609,333)               (1,224,958)    (250,083)

Commitments and contingencies (Note J)

  Total liabilities and capitalization                  $30,365,605  $16,656,317  $26,696,812   $2,544,392

    ( ) Denotes Contra

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1998



                                                       Eastern                                  EUA
                                                       Unicord        EUA         Renova     Compression
LIABILITIES (CONTINUED)                              Corporation     Bioten                   Services

Capitalization:
    Common equity                                    ($1,840,592) ($1,512,699) ($3,311,670)   ($255,727)

      Total Capitalization                            (1,840,592)  (1,512,699)  (3,311,670)    (255,727)

Current Liabilities:
    Notes Payable                                      2,245,096   13,852,543    2,844,474      336,934
    Accounts payable                                                               120,591
    Accounts payable - associated companies                2,120      351,884    1,394,537       43,146
    Taxes accrued                                                                    3,647
    Interest accrued                                      20,690      870,730    1,503,818       19,104
    Other current liabilities                                                      (33,261)

      Total Current Liabilities                        2,267,906   15,075,157    5,833,806      399,184

Deferred Credits:
      Other deferred credits and other liabilities                                 259,645

      Total Deferred Credits                                                       259,645

Accumulated deferred taxes                              (108,133)     921,662      124,321      (72,142)

Commitments and contingencies (Note J)
 Total liabilities and capitalization                  $319,181  $14,484,120   $2,906,102      $71,315

    ( ) Denotes Contra

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING STATEMENTS OF CAPITALIZATION
DECEMBER 31, 1998

                                         EUA                       EUA
                                        Energy                    Energy
                                      Investment                Investment      EUA
                                     Consolidated Eliminations Corporation    Transcapacity

Common Equity:
    Common shares                             $1          $21           $1          $10
    Other paid-in capital                    999   (1,134,628)  (2,134,718)   1,000,090
    Retained earnings                (24,204,924) (14,650,825) (22,069,207)  (9,864,844)

      Total Common Equity            (24,203,924) (15,785,432) (24,203,924)  (8,864,744)

      Total Capitalization           ($24,203,924 ($15,785,432 ($24,203,924 ($8,864,744)


EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING STATEMENTS OF CAPITALIZATION (CONTINUED)
DECEMBER 31, 1998


                                       Eastern                                  EUA
                                       Unicord        EUA       Renova    Compression
                                     Corporation     Bioten                 Services

Common Equity:
    Common shares                            $10           $1       $              $
    Other paid-in capital                    990            9
    Retained earnings                 (1,841,592)  (1,512,709)  (3,311,670)    (255,727)

      Total Common Equity             (1,840,592)  (1,512,699)  (3,311,670)    (255,727)

      Total Capitalization           ($1,840,592) ($1,512,699) ($3,311,670)   ($255,727)

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1998


                                                             EUA                       EUA
                                                            Energy                    Energy
                                                          Investment                Investment      EUA
                                                         Consolidated Eliminations Corporation   Transcapacity

Operating  Revenues                                       $3,945,425     $            $            $334,658
Operating Expenses:
    Operation                                              8,724,671                   472,314    3,407,540
    Maintenance                                                   35                     7,862
    Depreciation and amortization                            462,663                    21,609      323,544
    Taxes Other than income                                  130,918                    15,518        1,885
    Income Taxes - Current (credit)                       (2,297,779)               (1,033,632)  (1,264,147)
                 - Deferred (credit)                         (53,143)                  131,263     (189,175)

       Total Operating Expenses                            6,967,365                  (385,066)   2,279,647

          Operating (Loss) Income                         (3,021,940)                  385,066   (1,944,989)

Other Income and Deductions:
    Interest and dividend income                           1,176,528    1,370,140    1,754,059        5,435
    Equity in earnings of jointly-owned companies         (1,189,761)  (4,634,659)  (4,901,323)
    Allowance for other funds used during construction             0
    Other income (deductions) - net                          462,299                    93,842         (174)

      Total Other Income                                     449,066   (3,264,519)  (3,053,422)       5,261

        Loss Before Interest Charges                      (2,572,874)  (3,264,519)  (2,668,356)  (1,939,728)

Interest Charges:
    Other interest expense (principally
      short-term notes)                                    2,713,598    1,370,140    2,618,116      691,267

        Total Interest Charges                             2,713,598    1,370,140    2,618,116      691,267

Net Income (Loss)                                         (5,286,472)  (4,634,659)  (5,286,472)  (2,630,995)

      Earnings (Loss) Available for Common Shareholders  ($5,286,472) ($4,634,659) ($5,286,472) ($2,630,995)

EUA Energy Common Shares outstanding                             100

Loss per share                                           ($52,864.72)

    ( ) Denotes Contra

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING INCOME STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 1998



                                                   Eastern                                  EUA
                                                   Unicord        EUA         Renova      Compression
                                                 Corporation     Bioten                   Services

Operating  Revenues                                 $            $          $3,610,767     $
Operating Expenses:
    Operation                                                     309,511    4,525,006       10,300
    Maintenance                                                                 (7,827)
    Depreciation and amortization                                  35,781       77,758        3,971
    Taxes Other than income                                         2,283      111,072          160
    Income Taxes - Current (credit)
                 - Deferred (credit)                                             4,769

       Total Operating Expenses                                   347,575    4,710,778       14,431

          Operating (Loss) Income                                (347,575)  (1,100,011)     (14,431)

Other Income and Deductions:
    Interest and dividend income                                  787,092           82
    Equity in earnings of jointly-owner companies                (657,452)                 (265,645)
    Allowance for other funds used dring construction
    Other income (deductions) - net                               287,680      (22,872)     103,823

      Total Other Income                                          417,320      (22,790)    (161,822)

        Loss Before Interest Charges                               69,745   (1,122,801)    (176,253)

Interest Charges:
    Other interest expense (principally
      short-term notes)                                           702,359       53,151       18,845

        Total Interest Charges                                    702,359       53,151       18,845

Net Income (Loss)                                                (632,614)  (1,175,952)    (195,098)

        Earnings (Loss) Available for Common Shareholders       ($632,614) ($1,175,952)   ($195,098)

EUA Energy Common Shares outstanding

Loss per share

    ( ) Denotes Contra

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1998



                                                           EUA                       EUA
                                                          Energy                    Energy
                                                        Investment                Investment
                                                       Consolidated Eliminations Corporation

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                                      ($5,286,472) ($4,634,659) ($5,286,472)
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and Amortization                          342,891                    14,902
    Deferred Taxes                                          65,063                    37,288
    Other - Net                                           (729,653)   4,634,660    4,761,422
Changes in Operating Assets and Liabilities:
    Accounts receivable                                   (631,237)    (176,077)    (528,789)
    Material and supplies                                  (78,687)
    Notes receivable                                    (1,245,548)  (9,644,401) (10,094,400)
    Accounts payable                                       452,629      176,077       59,378
    Accrued taxes                                          (43,402)
    Other - net                                           (449,285)                  185,582

     Net Cash (Used In) Provided from
       Operating Activities                             (7,603,701)  (9,644,400) (10,851,089)

CASH FLOW FROM INVESTING ACTIVITIES:
    Construction expenditures                              (26,661)
    Increase/Decrease in Other Investments              (6,173,022)               (2,560,137)

     Net Cash (Used in) Investing Activities            (6,199,683)               (2,560,137)

CASH FLOW FROM FINANCING ACTIVITIES:
Net increase in short-term debt                         13,932,612    9,644,400   13,424,962

       Net Cash Provided From Financing Activities      13,932,612    9,644,400   13,424,962

NET (DECREASE) INCREASE IN CASH                            129,228                    13,736
Cash and temporary cash investments
   at beginning of year                                    422,789                     1,905
Cash and temporary cash investments
   at end of year                                         $552,017                   $15,641

Cash paid during the year for:
       Interest (net of Amounts Capitalized)            $2,289,084     $630,431   $2,289,084
       Income Taxes (Refund)                           ($2,281,407)                ($681,391)
( ) Denotes Contra

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 1998


                                               Eastern                                  EUA
                                               Unicord        EUA         Renova      Compression
                                             Corporation     Bioten                   Services

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                                $          ($632,614) ($1,175,952)   ($195,098)
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities
    Depreciation and Amortization                              35,781                     3,971
    Deferred Taxes                                            284,323        4,769      (72,142)
    Other - Net                                               657,453   (1,779,963)     265,645
Changes in Operating Assets and Liabiailities
    Accounts receivable                                        16,457      (48,952)     (23,983)
    Material and supplies                                                  (78,687)
    Notes receivable                                         (795,549)           0
    Accounts payable                                          314,308      237,564       11,015
    Accrued taxes                                                          (43,402)
    Other - net                                              (675,709)      (9,108)      10,592

     Net Cash (Used In) Provided from
       Operating Activities                                  (795,550)  (2,893,731)

CASH FLOW FROM INVESTING ACTIVITIES:
    Construction expenditures                                               74,723
    Increase/Decrease in Other Investments                 (3,558,450)       6,763      (61,198)

     Net Cash (Used in) Investing Activities               (3,558,450)      81,486      (61,198)

CASH FLOW FROM FINANCING ACTIVITIES:
Net increase in short-term debt                             4,354,000    2,844,474       61,198

       Net Cash Provided From Financing Activities          4,354,000    2,844,474       61,198

NET (DECREASE) INCREASE IN CASH                                             32,229
Cash and temporary cash investments
   at beginning of year
Cash and temporary cash investments
   at end of year                                $             $           $32,229      $

Cash paid during the year for:
     Interest (Net of Amounts Capitalized)
     Income Taxes (Refund)                          $738    ($588,460)     $            ($7,698)
( ) Denotes Contra

EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
DECEMBER 31, 1998


                                                     EUA                       EUA
                                                    Energy                    Energy
                                                  Investment                Investment      EUA
                                                 Consolidated Eliminations Corporation  Transcapacity
Balance of retained earnings at begin. of year   ($16,782,735 ($10,016,166 ($16,782,735 ($7,233,848)
Additions:
      Net Income (Loss)                           (5,286,472)  (4,634,659)  (5,286,472)  (2,630,995)

      Other                                       (2,135,717)               (2,135,717)


Balance of retained earnings at end of period    ($24,204,924 ($14,650,825 ($24,204,924 ($9,864,843)


    ( ) Denotes Contra

EUA ENERGY INVESTMENT AND SUBSIDIARY
ONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL (CONTINUED)
DECEMBER 31, 1998

                                                         Eastern                                  EUA
                                                         Unicord        EUA         Renova    Compression
                                                       Corporation     Bioten                   Services

Balance of retained earnings at begin. of year         ($1,841,592)   ($880,095)          $0     ($60,631)
Additions:
      Net Income (Loss)                                                (632,614)  (1,175,952)    (195,098)

      Other


Balance of retained earnings at end of period          ($1,841,592) ($1,512,709) ($1,175,952)   ($255,729)


    ( ) Denotes Contra


Notes to Consolidated Financial Statements  December 31, 1998

(A) Nature of Operations and Summary of Significant Accounting Policies:

General: Eastern Utilities Associates (EUA) is a public utility holding company headquartered in Boston, Massachusetts. Its subsidiaries are principally engaged in the generation, transmission, distribution and sale of electricity; energy related services such as energy management; and promoting the conservation and efficient use of energy. See "Generation Divestiture" below for a discussion of EUA's planned divestiture of generating capacity.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Consolidation: The consolidated financial statements include the accounts of EUA and all subsidiaries. All material intercompany transactions between the consolidated subsidiaries have been eliminated.

System of Accounts: The accounts of EUA and its consolidated subsidiaries are maintained in accordance with the uniform system of accounts prescribed by the regulatory bodies having jurisdiction.

Jointly Owned Companies: Montaup Electric Company (Montaup) follows the equity method of accounting for its stock ownership investments in jointly owned companies including four regional nuclear generating companies. Montaup's investments in these nuclear generating companies range from 2.5% to 4.5%. Three of the four facilities, Yankee Atomic, Connecticut Yankee and Maine Yankee, have been permanently shut down and are in the process of decommissioning. Montaup's share of total estimated costs for the permanent shutdown, decommissioning and recovery of the investment in Yankee Atomic, Connecticut Yankee and Maine Yankee is $3.7 million, $23.8 million and $31.0 million, respectively. These amounts are included with Other Liabilities on the Consolidated Balance Sheet as of December 31, 1998. Also, due to anticipated recoverability, a regulatory asset has been recorded for the same amount and is included with Other Assets. Montaup is entitled to electricity produced from the remaining facility, Vermont Yankee, based on its ownership interest and is billed for its entitlement pursuant to a contractual agreement which is approved by the Federal Energy Regulatory Commission (FERC).

Montaup also has a stock ownership investment of 3.27% in each of two companies which own and operate certain transmission facilities between the Hydro Quebec electric system and New England.

EUA Ocean State Corporation (EUA Ocean State) follows the equity method of accounting for its 29.9% partnership interest in the Ocean State Power Project
(OSP). Also, EUA Energy Investment follows the equity method of accounting for its partnership interest in BIOTEN, G.P. and for its 20% stock ownership in Separation Technologies, Inc. EUA is attempting to restructure its partnership interest in the BIOTEN, G. P. to a preferred equity position. These ownership interests and Montaup's stock ownership investments are included in "Investments in Jointly Owned Companies" on the Consolidated Balance Sheet.

Plant and Depreciation: Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and material, allocable overhead, allowance for funds used during construction and indirect charges for engineering and supervision. For financial statement purposes, depreciation is computed on the straight-line method based on estimated useful lives of the various classes of property. On a consolidated basis, provisions for depreciation on utility plant were equivalent to a composite rate of approximately 3.5% in 1998, based on the average depreciable property balances at the beginning and end of each year. Beginning in 1998, coincident with billing a contract termination charge (CTC) to its retail affiliates, Montaup commenced recovery of its net investment in generation related assets through the CTC over a twelve-year period. The difference between the annual recovery and annual depreciation expense pursuant to Generally Accepted Accounting Principles is being deferred. Non-utility property and equipment of EUA Cogenex Corporation (EUA Cogenex) is stated at original cost. For financial statement purposes, depreciation on office furniture and equipment, computer equipment and real property is computed on the straight-line method based on estimated useful lives ranging from five to forty years. Project equipment is depreciated over the term of the applicable contracts or based on the estimated useful lives, whichever is shorter, ranging from five to fifteen years.

Allowance for Funds Used During Construction (AFUDC) and Capitalized
Interest: AFUDC represents the estimated cost of borrowed and equity funds used to finance the EUA System's construction program. In accordance with regulatory accounting, AFUDC is capitalized as a cost of utility plant in the same manner as certain general and administrative costs. AFUDC is not an item of current cash income but is recovered over the service life of utility plant in the form of increased revenues collected as a result of higher depreciation expense. The combined rate used in calculating AFUDC was 8.0% in 1998. The caption "Allowance for Borrowed Funds Used During Construction" also includes interest capitalized for non-regulated entities in accordance with FASB Statement No. 34.

Operating Revenues: Utility revenues are based on billing rates authorized by applicable federal and state regulatory commissions. Eastern Edison Company (Eastern Edison), Blackstone Valley Electric Company (Blackstone) and Newport Electric Corporation (Newport) (collectively, the Retail Subsidiaries) accrue the estimated amount of unbilled revenues at the end of each month to match costs and revenues more closely. Montaup recognizes revenues when billed. In 1998, Montaup and the Retail Subsidiaries also began recording revenues in an amount management believes to be recoverable pursuant to provisions of approved settlement agreements and enabling state legislation. Provisions of the approved restructuring settlement agreements in conjunction with accounting provisions of SFAS 71 allow Montaup and the retail subsidiaries to accrue and/or defer revenue related to the future recovery of certain items. Montaup has accrued revenues and recorded associated regulatory assets and liabilities for certain items during 1998 commencing with the implementation of the aforementioned settlement agreements and billing of the Contract Termination Charge (CTC), January 1, 1998 in Rhode Island and March 1, 1998 in Massachusetts. Montaup was authorized to accrue an amount of lost revenue equal to the difference in revenues Montaup would have collected under its previously approved rates and revenues collected pursuant to the settlement agreements. The settlements also provide Montaup with a nuclear PBR provision under which Montaup normalizes expenses and revenues for 80% of going forward operations of Montaup's nuclear interests. Montaup was also allowed to accrue a return enhancement related to stranded investments charged to its Rhode Island retail affiliates during the generation divestiture period as an incentive to divest. Also, Montaup is normalizing the difference between GAAP depreciation expense on generation plant assets prior to divestiture and the recovery level included in the settlement agreements. Montaup has also accrued revenue related to the two-month delay in implementing the Massachusetts settlement agreement from January 1, 1998 to March 1, 1998. Finally, Montaup normalizes for the difference in actual versus estimated CTC variable components costs and revenues. Settlement provisions and SFAS 71 also provide for Eastern Edison to accrue revenue equal to the approved deferral of standard offer costs which will be collected in the future.

The following table reflects the nature and amount of accrued and/or deferred revenue and the associated balance sheet placement.

                            Amount
                            Accrued
                            (Deferred)
                            $000's           Balance Sheet Placement
Lost revenue                $ 18,527     Other Asset/Accrued CTC Assets
Mass. Delay Credit               768     Other Asset/Accrued CTC Assets
R.I. Return True-up            1,970     Other Asset/Accrued CTC Assets
Depr. Norm. (12 yr S/L vs.
     CTC Level)               10,933     Other Asset/Accrued CTC Assets
Depr. Norm  (GAAP vs.
      12 yr S/L)             (14,294)    Other Liab./Reg. Liab.
Nuclear PBR                    3,933     Other Asset/Other Reg.  Assets
CTC Variable
      Component Norm.        (23,793)    Other Liab./Reg. Liab.
Eastern Edison Standard
     Offer Deferral            8,782     Other Accts. Rec./Reg. Assets

EUA Cogenex's revenues are recognized based on financial arrangements established by each individual contract. Under paid-from-savings contracts, revenues are recognized as energy savings are realized by customers. Revenue from the sale of energy savings projects and sales-type leases are recognized when the sales are complete. Interest on the financing portion of the contracts is recognized as earned at rates established at the outset of the financing arrangement. All construction and installation costs are recognized as contract expenses when the contract revenues are recorded. In circumstances in which material uncertainties exist as to contract profitability, cost recovery accounting is followed and revenues received under such contracts are first accounted for as recovery of costs to the extent incurred.

Federal Income Taxes: EUA and its subsidiaries generally reflect in income the estimated amount of taxes currently payable, and provide for deferred taxes on certain items subject to temporary timing differences to the extent permitted by the various regulatory agencies. EUA's rate-regulated subsidiaries amortize previously deferred investment tax credits (ITC) over the productive lives of the related assets. Beginning in 1998, Montaup is amortizing previously deferred ITC related to generation investments recoverable through the CTC over a twelve-year period. Unamortized ITC related to the Canal 2 generating unit was reversed at the time of the Canal 2 sale, December 30, 1998.

Cash and Temporary Cash Investments: EUA considers all highly liquid investments and temporary cash investments with a maturity of three months or less when acquired to be cash equivalents.


Other Assets:  The components of Other Assets at December 31, 1998:

($ in thousands)                                  1998
Regulatory Assets:
  Unamortized losses on reacquired debt          $  10,979
  Unrecovered plant and  decommissioning costs      66,934
  Deferred FAS 109 costs (Note B)                   50,167
  Deferred FAS 106 costs                             9,167
  Mendon Road judgment (Note J)                      6,154
  Unrecovered CTC assets                            33,161
  Accrued CTC assets                                32,198
  Other regulatory assets                           21,947
  Total regulatory assets                          230,707
Other deferred charges and assets:
    Split dollar life insurance premiums            24,803
    Unamortized debt expenses                        3,381
Goodwill                                             6,436
Other                                               29,301
    Total Other Assets                            $294,628

Regulatory assets represent deferred costs for which future revenues are expected in accordance with regulatory practices. These costs are expensed when the corresponding revenues are received in order to appropriately match revenues and expenses.

Regulatory Accounting: Core Electric companies are subject to certain accounting rules that are not applicable to other industries. These accounting rules allow regulated companies, in appropriate circumstances, to establish regulatory assets and liabilities which defer the current financial impact of certain costs that are expected to be recovered in future rates. In light of approved restructuring settlement agreements and restructuring legislation in both Massachusetts and Rhode Island, EUA has determined that Montaup no longer will apply the provisions of Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards No. 71 (FAS71), "Accounting for the Effects of Certain Types of Regulation" for the generation portion of its business. Montaup ceased applying SFAS 71 to its ongoing generation portion of its business effective January 1, 1998. Approved restructuring settlement agreements with parties in Massachusetts and Rhode Island, the two states in which Montaup operates, allow Montaup full recovery or stranded generation investments as of December 31, 1997 and as such Montaup incurred no asset impairment. As disclosed in Footnote A under the caption "GENERATION DIVESTITURE", Montaup has agreements to divest all of its generation assets and power purchase agreements with the exception of its 4.0% (46mw) ownership interest in the Millstone 3 nuclear station and is 12 mw entitlement from the Vermont Yankee nuclear unit. Post-divestiture ongoing generation operations will include the two aforementioned nuclear units in which Montaup will continue to have an interest. The approved settlement agreements also provide Montaup with recovery of 100% of embedded nuclear investments as of December 31, 1997 and recovery of 80% of its post 1997 on going nuclear generation operations. Because only 20% of Montaup's remaining nuclear operations will no longer be subject to the accounting treatment pursuant to SFAS 71 and would be subject to market risk, Management believes that the discontinuation of SFAS 71 for Montaup's post-divestiture generation business will not have a material impact on EUA's results of operations or financial position. EUA believes its transmission and retail distribution businesses continue to meet the criteria for continued application of FAS71.

Generation Divestiture: Terms of approved electric utility restructuring settlement agreements provide that EUA exit the electric generation business. Through separately negotiated agreements, EUA has agreements to divest all of its generation assets and power purchase contracts, with the exception of its 4.0% (46 mw) ownership interest in the Millstone 3 nuclear station and its 12 mw entitlement from Vermont Yankee. All of the agreements are subject to approval of various state and federal regulatory agencies.

EUA has agreed to sell generating assets totaling 509 mw to various parties for $133.2 million in aggregate. The net proceeds from the sales, as defined in the settlement agreements, will be recorded as a regulatory liability at the time of sale and will be returned to customers via a Residual Value Credit
(RVC) through the year 2009.

EUA has also agreed to make contribution payments to two parties in exchange for their assumption of all future obligations under six purchased power contracts. These fixed monthly payments ranging from $850,000 to $2.6 million, will be made from the effective date through 2009. EUA may be required to record a liability for these fixed contributions, but in such an event would record a regulatory asset for a like amount due to recoverability. In addition, EUA has agreed to a buyout of its obligations under the Pilgrim Nuclear purchased power contract in conjunction with the sale of the unit by Boston Edison Co. (BEC) to Entergy Nuclear Generating Co. (Entergy). This agreement provides for a buyout payment by EUA to BEC of $115.8 million, assuming a June 30, 1999 closing, along with a short-term, fixed-price purchased power agreement with Entergy for declining shares of the unit's output beginning with 11% in 1999 and ending with 5.5% in 2004.
Entergy will assume all future operating and decommissioning obligations.

EUA will continue to attempt to sell and/or transfer its minority interests in Millstone 3 and Vermont Yankee. Until such time as these units are divested, EUA will share 80% of the operating costs and revenues associated with the units with customers and 20% with shareholders.

(B) Income Taxes:

EUA adopted FASB Statement No. 109, "Accounting for Income Taxes" (FAS109), which requires recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when temporary differences reverse. Generally, for regulated companies, the change in tax rates may not be immediately recognized in operating results because of ratemaking treatment and provisions in the Tax Reform Act of 1986. Total deferred tax assets and liabilities for 1998 include the following:

                  Deferred Tax                          Deferred Tax
                    Assets                        Liabilities
($ in thousands)     1998                                  1998
Plant Related                         Plant Related
   Differences       $22,776          Differences          $185,590
Deregulation          23,301          Refinancing
                                         Costs                1,325
NOL                                   Deregulation           12,993
   Carryforward        1,973          Employee
                                         Benefit
Employee                                 Accruals             4,481
   Benefit
   Accruals            5,294
Acquisitions           3,334
Other                 14,075          Other                  8,393
   Total             $70,753             Total            $212,782

As of December 31, 1998, EUA has recorded on its Consolidated Balance Sheet a regulatory liability to ratepayers of approximately $15.5 million. This amount primarily represents excess deferred income taxes resulting from the reduction in the federal income tax rate and also includes deferred taxes provided on investment tax credits. Also at December 31, 1998, a regulatory asset of approximately $50.2 million, has been recorded, representing the cumulative amount of federal income taxes on temporary depreciation differences which were previously flowed through to ratepayers.

NOTE B - INCOME AND DEFERRED TAXES:

Components of income and deferred tax expense for Eastern Utilities Associates and Subsidiary Companies
for 1998 are as follows:
                                                                                              Blackstone
                                                                       Eastern      EUA        Valley     Newport
                                               EUA                    Utilities   Service      Electric   Electric
                                               Consolidated  Elimin.  Associates  Corporation  Company    Company

Federal:
  Current                                     $30,754,347    $71,765     $        $214,400   $1,173,556  $1,631,297
  Deferred                                    (14,054,019)   (44,337)   (65,350)   (44,337)   2,171,830      87,375
  Investment Tax Credit, Net                   (2,999,791)         0          0          0     (178,209)     (3,960)
                                               13,700,537     27,428    (65,350)   170,063    3,167,177   1,714,712

State:
  Current                                       5,217,386          0          0     10,832        1,948       2,200
  Deferred                                       (960,996)         0          0     69,901       76,175           0
                                                4,256,390          0          0     80,733       78,123       2,200


Charged to Operations (Federal &
  State)                                       17,956,927     27,428    (65,350)   250,796    3,245,300   1,716,912
Charged to Other Income:
  Current                                       4,416,334          0    (116,112)        0      (22,430)    (14,023)
  Deferred                                     (2,839,318)         0  (1,886,865         0            0           0
  Investment Tax Credit, Net                      (81,360)         0           0         0            0     (81,360)
       Total                                  $19,452,583    $27,428 ($2,068,327) $250,796   $3,222,870  $1,621,529


Federal income tax expense was different than the amounts computed by applying the statutory rates to book income subject to tax for the following reasons:

Tax Computed at Statutory Rates               $19,763,807     $9,600    $25,087   $179,424   $2,844,598  $1,567,535
(Decrease) Increase in Tax From:
    Equity Component of AFUDC                     (60,486)                                            0          0
    Depreciation of Equity AFUDC                1,319,995                            3,541      226,160     40,271
    Amortization and Utilization of            (3,081,145)                                     (178,209)   (85,320)
    State Tax, Net of Fed. Income Tax Benefit   2,802,976                      0    52,476       50,780      1,430
    Other                                      (1,292,564)    17,828  (2,093,414)   15,355      279,541     97,613
       Total                                  $19,452,583    $27,428 ($2,068,327) $250,796   $3,222,870  $1,621,529


NOTE B - INCOME AND DEFERRED TAXES: (CONTINUED)

Components of income and deferred tax expense for Eastern Utilities Associates and Subsidiary
Companies for 1998 are as follows:

                                                                       EUA          EUA                     EUA
                                             Eastern        EUA        Energy       Energy       EUA        Telecomm-
                                             Edison       Cogenex      Investment   Services    Ocean       unications
                                             Consolidated Consolidated Consolidated Corporation Corporation Corporation

Federal:
  Current                                    $32,347,150 ($1,245,477) $(2,301,955)   $129,916  ($1,077,155) ($45,620)
  Deferred                                   (15,574,551)   (598,519)     (54,145)     (2,324)      (6,867)  (11,468)
  Investment Tax Credit, Net
                                              13,954,977  (1,843,996)  (2,356,100)    127,592   (1,084,022)  (57,088)

State:
  Current                                      5,177,116      20,209        4,177         755          149
  Deferred                                      (814,832)   (293,242)       1,002           0            0
                                               4,362,284    (273,033)       5,179         755          149


Charged to Operations (Federal &
   State)                                     18,317,261  (2,117,029)  (2,350,921)    128,347   (1,083,873)  (57,088)
Charged to Other Income:
  Current                                        443,875   1,060,543     (603,684)               3,667,869       296
  Deferred                                      (920,901)    265,139      118,845                 (415,536)
  Investment Tax Credit, Net
       Total                                 $17,840,235   ($791,347) ($2,835,760)   $128,347   $2,168,460  ($56,792)


Federal income tax expense was different than the amounts computed by applying the statutory rates to book income subject to tax for the following reasons:

Tax Computed at Statutory Rates              $16,641,115   ($731,511) ($2,842,780)   ($35,012)  $2,182,041  ($57,090)
(Decrease) Increase in Tax From:
    Equity Component of AFUDC                    (60,486)
    Depreciation of Equity AFUDC               1,050,023
    Amortization and Utilization of ITC       (2,817,616)
    State Tax, Net of Federal Income
        Tax Benefit                            2,832,524    (141,323)       4,750         491        1,552       296
    Other                                        194,675      81,487        2,270     162,868      (15,133)        2
       Total                                 $17,840,235  ($791,347)  ($2,835,760)   $128,347   $2,168,460  ($56,792)

NOTE B - INCOME AND DEFERRED TAXES (Continued):

Components of income and deferred tax expense for Eastern Edison Company and Subsidiary for 1998 are as follows:

                                     Eastern                  Eastern    Montaup
                                      Edison                   Edison    Electric
                                  Consolidated  Eliminations  Company    Company

Federal:
  Current                          $32,347,150   $           $4,198,993 $28,148,157
  Deferred                         (15,574,551)               3,840,573  (19,415,124)
  Investment Tax Credit, Net        (2,817,622)                (303,708)  (2,513,914)
                                    13,954,977               7,735,858     6,219,119

State:
  Current                           5,177,116                  832,920    4,344,196
  Deferred                           (814,832)               1,707,413   (2,522,245)
                                    4,362,284                2,540,333    1,821,951


Charged to Operations (Federal &
  State)                           18,317,261               10,276,191   8,041,070
Charged to Other Income:
  Current                             443,875                   11,326      432,549
  Deferred                           (920,901)                       0     (920,901)
       Total                      $17,840,235    $         $10,287,517   $7,552,718


Federal income tax expense was different than the amounts computed by applying the statutory rates rates to book income subject to tax for the following reasons:

Tax Computed at Statutory Rates   $16,641,115    $         $ 8,562,201   $8,078,914
(Decrease) Increase in Tax From:
  Equity Component of AFUDC           (60,486)                       0      (60,486)
  Depreciation of Equity AFUDC      1,050,023                 (209,182)   1,259,205
  Amortization and Utilization of
      ITC                          (2,817,616)                (303,708)  (2,513,908)
  State Tax, Net of Federal Income
      Tax Benefit                   2,832,524                1,652,437    1,180,087
  Other                               194,675                  585,769     (391,094)
       Total                      $17,840,235    $         $10,287,517   $7,552,718


NOTE B - INCOME AND DEFERRED TAXES (Continued):

Components of income and deferred tax expense for EUA Cogenex Corporation and Subsidiary Companies for 1998 are as follows:


                                       EUA                                                                   EUA
                                     Cogenex                  EUA                       EUA         EUA      Cogenex
                                     Corporation           Cogenex          EUA        Cogenex    Citizens   West
                                    Consolidated  Elimin.  Corporation     NEM Inc.    Canada     Corpor.  Corporation

Federal:
  Current                           ($1,245,477) $         ($1,859,244)    $719,303    ($2,450)   $34,875  ($137,961)
  Deferred                             (598,519)              (943,645)     287,571          0     83,164    (25,609)
       Total                         (1,843,996             (2,802,889    1,006,874     (2,450)   118,039   (163,570)

State:
  Current                                20,209                 48,777      (18,914)         0      3,506    (13,160)
  Deferred                             (293,242)              (300,353)       8,148          0          0     (1,037)
                                       (273,033)              (251,576)     (10,766)         0      3,506    (14,197)


Charged to Operations (Federal &
  State)                             (2,117,029)             (3,054,465     996,108     (2,450)   121,545   (177,767)
Charged to Other Income:
  Current                             1,060,543               1,060,543
  Deferred                              265,139                 265,139
       Total                          ($791,347)    $       ($1,728,783)   $996,108    ($2,450)  $121,545  ($177,767)

Federal income tax expense was different than the amounts computed by applying the statutory rates rates to book income subject to tax for the following reasons:

Tax Computed at Statutory Rates       ($731,511)   $        ($1,592,962) $1,010,248   ($27,274)  $120,259  ($241,782)
(Decrease) Increase in Tax From:
  State Tax, Net of Federal Income
   Tax Benefit                        ($141,323)               (127,376)     (6,998)         0      2,279     (9,228)
  Other                                 $81,487                  (8,445)     (7,142)    24,824       (993)    73,243
       Total                          ($791,347)   $        ($1,728,783)   $996,108    ($2,450)  $121,545  ($177,767)

NOTE B - INCOME AND DEFERRED TAXES (Continued):

Components of income and deferred tax expense for EUA Energy Investment and Subsidiary Companies for 1998 are as follows:


                                    EUA Energy             EUA Energy               Eastern                             EUA
                                    Investment             Investment    EUA        Unicord      EUA                 Compression
                                   Consolidated   Elimin.  Corporation  Transcap.  Corporation  Bioten      Renova    Services

Federal:
  Current                         ($2,301,955)   $         (1,035,379)  (1,266,576  $            $          $          $
  Deferred                            (54,145)                131,263     (189,175)           0          0      3,767         0
                                    (2,356,100)              (904,116)  (1,455,751)           0          0      3,767         0

State:
  Current                               4,177                   1,747        2,430            0          0                    0
  Deferred                              1,002                                    0            0          0      1,002         0
                                        5,179                   1,747        2,430            0          0      1,002         0


Charged to Operations (Federal &
      State)                       (2,350,921)               (902,369)  (1,453,321)           0          0      4,769         0
Charged to Other Income:
  Current                            (603,684)                                   0            0   (572,003)             (31,681)
  Deferred                            118,845                 (93,336)           0            0    284,323              (72,142)
       Total                      ($2,835,760)   $          ($995,705) ($1,453,321) $         0  ($287,680)    $4,769 ($103,823)

Federal income tax expense was different than the amounts computed by applying the statutory rates to book income subject to tax for the following reasons:

Tax Computed at Statutory Rates   ($2,842,780)    $         ($991,314) ($1,429,511)   $          ($322,103)    $4,769 ($104,621)
Increase (Decrease) in Tax From:
  State Tax, Net of Federal Income
    Tax Benefit                         4,750                   1,787        1,580            0      1,087                  296
  Other                                 2,270                  (6,178)     (25,390)           0     33,336                  502
       Total                      ($2,835,760)    $         ($995,705) ($1,453,321)   $          ($287,680)    $4,769 ($103,823)



(C) Capital Stock:

The Agreement and Plan of Merger dated February 1, 1999 by and among New England Electric System (NEES) and EUA, which is subject to EUA shareholder and various regulatory agencies' approval, provides for NEES to purchase all of the outstanding EUA shares for $31 per share in cash. The transaction is expected to be completed by early 2000.

There was no change in the number of common shares outstanding during 1998.

As permitted, the Company accounts for its stock-based compensation, as discussed below, using the method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB25) and as permitted under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS123) .

The Company established a Restricted Stock Plan in 1989. Under the Restricted Stock Plan, executives and certain key employees may be granted restricted common shares of the Company. In 1998, approximately 74,000 shares of restricted common shares, valued at approximately $1.8 million were granted. The issued shares are restricted for a period ranging from two to five years and all shares are subject to forfeiture if specified employment services are not met. There are no exercise prices related to these share grants. During the applicable restriction period, the recipient has all the voting, dividend, and other rights of a record holder except that the shares are nontransferable. The annual compensation expense related to these grant awards was approximately $1.6 million in 1998. There are no material differences in the Company recording its annual compensation expense under APB25 from the requirements under FAS123. All of the restricted shares will become immediately vested upon the completion of EUA's plan of merger with NEES.

The preferred stock provisions of the Retail Subsidiaries place certain restrictions upon the payment of dividends on common stock by each company. At December 31, 1998, each company was in excess of the minimum requirements which would make these restrictions effective.

In the event of involuntary liquidation, the holders of non-redeemable preferred stock of the Retail Subsidiaries are entitled to $100 per share plus accrued dividends. In the event of voluntary liquidation, or if redeemed at the option of these companies, each share of the non-redeemable preferred stock is entitled to accrued dividends plus the following:

Company                      Issue              Amount
Blackstone:               4.25% issue          $104.40
                          5.60% issue           103.82
Newport:                  3.75% issue           103.50

(D) Redeemable Preferred Stock:

Eastern Edison's 6-5/8% Preferred Stock issue is entitled to an annual mandatory sinking fund sufficient to redeem 15,000 shares commencing September 1, 2003. The redemption price is $100 per share plus accrued dividends. All outstanding shares of the 6-5/8% issue are subject to mandatory redemption on September 1, 2008, at a price of $100 per share plus accrued dividends. In the event of liquidation, the holders of Eastern Edison's 6-5/8% Preferred Stock are entitled to $100 per share plus accrued dividends.

(E) Long-Term Debt:

The various mortgage bond issues of Blackstone, Eastern Edison, and Newport are collateralized by substantially all of their utility plant.

In addition, Eastern Edison's bonds are collateralized by securities of Montaup, which are wholly-owned by Eastern Edison. On December 30, 1998, Montaup redeemed $55 million of debenture bonds and paid a $19 million special dividend to Eastern Edison with proceeds received from the sale of its 50% ownership share of the Canal 2 generating station. The principal amount of Montaup securities wholly-owned by Eastern Edison at December 31, 1998 was approximately $181 million.

Blackstone's Variable Rate Demand Bonds are collateralized by an irrevocable Letter of Credit which expires on January 21, 2000. The letter of credit permits an extension of one year upon mutual agreement of the bank and Blackstone.

Newport's Variable Rate Electric Energy Facilities Revenue Refunding Bonds are collateralized by an irrevocable Letter of Credit which expires on January 6, 2000, and permits an extension of one year upon mutual agreement of the bank and Newport. EUA Service Corporation's (EUA Service) 10.2% Secured Notes due 2008 are collateralized by certain real estate and property of the company.

In July, Eastern Edison used short-term borrowings to redeem $20 million of 5-7/8% and $40 million of 5-3/4%, First Mortgage and Collateral Trust Bonds at maturity. On December 30, 1998, Eastern repaid outstanding short-term borrowings with proceeds received from the redemption of Montaup securities.

The EUA System's aggregate amount of current cash sinking fund requirements and maturities of long-term debt, (excluding amounts that may be satisfied by available property additions) for each of the five years following 1998 are:
$21.9 million in 1999, $62.5 million in 2000, $14.3 million in 2001, $46 million in 2002, and $60 million in 2003.

(F) Fair Value Of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:

Cash and Temporary Cash Investments: The carrying amount approximates fair value because of the short-term maturity of these instruments.

Long Term Notes Receivable and Net Investment in Sales-Type Leases: The fair value of these assets are based on market rates of similar securities.

Preferred Stock and Long-Term Debt of Subsidiaries: The fair value of the System redeemable preferred stock and long-term debt were based on quoted market prices for such securities at December 31, 1998.

The estimated fair values of the System's financial instruments at December 31, 1998 were as follows:

                                          Carrying Amount     Fair Value
($ in thousands)                               1998             1998

EUA
     Cash and Temporary Cash Investments     $   -             $   -
     Redeemable Preferred Stock                  -                 -
     Long-Term Debt                              -                 -

EUA Service
     Cash and Temporary Cash Investments      2,422             2,422
   Redeemable Preferred Stock                   -                  -
   Long-Term Debt                             6,200             6,515

Blackstone
     Cash and Temporary Cash Investments        178               178
     Redeemable Preferred Stock                 -                  -
     Long-Term Debt                          33,500            37,102

Newport
     Cash and Temporary Cash Investments        142               142
     Redeemable Preferred Stock                 -                  -
     Long-Term Debt                          19,794            20,041

Eastern Edison - Consolidated
     Cash and Temporary Cash Investments     25,952            25,952
     Redeemable Preferred Stock              30,000            32,625
     Long-Term Debt                         163,000           167,723

EUA Cogenex - Consolidated
     Cash and Temporary Cash Investments      2,782             2,782
     Redeemable Preferred Stock                 -                 -
     Long-Term Notes Receivable and
     Net Investment in Sales-Type Leases     40,934            42,052
     Long-Term Debt                          84,100            88,788

EUA Energy - Consolidated
     Cash and Temporary Cash Investments        552               552
     Redeemable Preferred Stock                 -                  -
     Long-Term Debt                             -                  -

EUA Ocean State
    Cash and Temporary Cash Investments          40                40
    Redeemable Preferred Stock                  -                   -
    Long-Term Debt                           26,114            30,224

EUA Energy Services
    Cash and Temporary Cash Investments           2                 2
    Redeemable Preferred Stock                  -                   -
    Long-Term Debt                              -                   -

EUA Telecommunications
     Cash and Temporary Cash Investments         18                18
     Redeemable Preferred Stock                   -                 -
     Long-Term Debt                               -                 -

(G) Lines Of Credit:

In July 1997, several EUA System companies entered into a three-year revolving credit agreement allowing for borrowings in aggregate of up to $145 million from all sources of short-term credit. As of December 31, 1998, various financial institutions have committed up to $75 million under the revolving credit facility. In addition to the $75 million available under the revolving credit facility, EUA System companies maintain short-term lines of credit with various banks totaling $90 million for an aggregate amount available of $165 million. At December 31, 1998, the EUA System had unused short-term lines of credit of approximately $101.4 million. During 1998, the weighted average interest rate for short-term borrowings was 5.8%.

(H) Jointly Owned Facilities:

At December 31, 1998, in addition to the stock ownership interests discussed in Note A, Nature of Operations and Summary of Significant Accounting Policies
- Jointly Owned Companies, Montaup and Newport had direct ownership interests in the following electric generating facilities:

                                        Accumulated     Net
                            Utility     Provision for   Utility   Construction
                    Percent Plant in    Depreciation    Plant in  Work in
($ in thousands)    Owned   Service     & Amortization  Service   Progress
Montaup:
   Wyman Unit 4      1.96%  $  4,041      $  2,388      $  1,653   $
   Seabrook Unit I   2.90%   194,169        47,277       146,892      480
   Millstone Unit 3  4.01%   178,598        65,705       112,893      347
   Newport:
   Wyman Unit 4      0.67%     1,312           805           507

The foregoing amounts represent Montaup's and Newport's interest in each facility, including nuclear fuel where appropriate, and are included on the like-captioned lines on the Consolidated Balance Sheet. At December 31, 1998, Montaup's total net investment in nuclear fuel of the Seabrook and Millstone Units amounted to $2.5 million and $1.9 million, respectively.

Montaup's and Newport's shares of related operating and maintenance expenses with respect to units reflected in the preceding table are included in the corresponding operating expenses.

EUA has entered into agreements to sell its joint ownership shares in Wyman Unit 4 and Seabrook Unit I. Closing of the Wyman sale is expected in the first quarter of 1999 and the Seabrook sale is expected to close later in 1999. Both agreements are subject to approval of various regulatory agencies.

(I) Financial Information By Business Segments:

Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), requires disclosure of certain financial and descriptive information by operating segments. The Core Electric Business includes results of the electric utility operations of Blackstone, Eastern Edison, Newport and Montaup.

Energy Related Business includes results of our diversified energy-related subsidiaries, EUA Cogenex, EUA Ocean State, EUA Energy Investment Corporation (EUA Energy), EUA Energy services and EUA Telecommunications.

Corporate results include the operations of EUA Service and EUA Parent. EUA does not have any intersegment revenues. Financial data for the business segments are as follows:

Year Ended December 31, 1998

($ in thousands)          Core Electric  Energy Related    Corporate   Total
Operating Revenues          $480,080       $ 58,721            -      $538,801
Pre-Tax Operating
   Income                     84,586         (2,945)       (2,045)      79,596
Income Taxes                  22,685         (1,387)       (1,845)
19,453
Depreciation and
   Amortization               38,804         12,267             8       51,079
Cash Construction
   Expenditures               22,888        26,801         1,512        51,201
Equity in Subsidiary
   Earnings                    1,390         8,134                       9,524
Net Interest Charges          23,593        12,219         1,387        37,199
Net Interest Income              528         7,210            63         7,801

Year ended December 31, ($ in thousands)              1998
Total Plant and Other Investments
     Core Electric                                   $    648,281
     Energy Related                                       164,439
     Corporate                                             18,973
          Total Plant and Other Investments               831,693
Other Assets
     Core Electric                                        370,360
     Energy Related                                        67,780
     Corporate                                             32,805
          Total Other Assets                              470,945
Total Assets                                           $1,302,638

(J) Commitments And Contingencies:

Plan of Merger Agreement: On February 1, 1999, EUA and New England Electric System (NEES) entered into an Agreement and Plan of Merger under which NEES will acquire all outstanding shares of EUA for $31 per share in cash. Under certain terms of the merger agreement, if the merger agreement is terminated by EUA, EUA would pay NEES a termination fee of $20 million plus up to $5 million for documented out-of-pocket expenses.

Nuclear Fuel Disposal and Nuclear Plant Decommissioning Costs: The owners (or lead participants) of the nuclear units in which Montaup has an interest have made, or expect to make, various arrangements for the acquisition of uranium concentrate, the conversion, enrichment, fabrication and utilization of nuclear fuel and the disposition of that fuel after use. The owners (or lead participants) of United States nuclear units have entered into contracts with the Department of Energy (DOE) for disposal of spent nuclear fuel in accordance with the Nuclear Waste Policy Act of 1982 (NWPA). The NWPA requires (subject to various contingencies) that the federal government design, license, construct and operate a permanent repository for high level radioactive wastes and spent nuclear fuel and establish a prescribed fee for the disposal of such wastes and nuclear fuel. The NWPA specifies that the DOE provide for the disposal of such waste and spent nuclear fuel starting in 1998. Objections on environmental and other grounds have been asserted against proposals for storage as well as disposal of spent nuclear fuel. The DOE now estimates that a permanent disposal site for spent fuel will not be ready to accept fuel for storage or disposal until as late as the year 2010. In early 1998, a number of utilities filed suit in federal appeals court seeking, among other things, an order requiring the DOE to immediately establish a program for the disposal of spent nuclear fuel. Montaup owns a 4.01% interest in Millstone 3 and a 2.9% interest in Seabrook I. Northeast Utilities, the operator of the units, indicates that Millstone 3 has sufficient on-site storage facilities which, with rack additions, can accommodate its spent fuel for the projected life of the unit. At the Seabrook Project, there is on-site storage capacity which, with rack additions, will be sufficient to at least the year 2011.

The Energy Policy Act of 1992 requires that a fund be created for the decommissioning and decontamination of the DOE uranium enrichment facilities. The fund will be financed in part by special assessments on nuclear power plants in which Montaup has an interest. These assessments are calculated based on the utilities' prior use of the government facilities and have been levied by the DOE, starting in September 1993, and will continue over 15 years. This cost is passed on to the joint owners or power buyers as an additional fuel charge on a monthly basis and is currently being recovered by Montaup through rates.

Montaup has a 4.5% equity ownership in Connecticut Yankee, a nuclear generating facility which is in the process of decommissioning. Montaup's share of the total estimated costs for the permanent shutdown, decommissioning, and recovery of the investment in Connecticut Yankee is approximately $23.8 million. On August 31, 1998, a FERC law judge rejected Connecticut Yankee's filed plan to decommission the plant. The judge claimed that estimates of clean-up costs were flawed and certain restoration costs were not supported. The judge also said Connecticut Yankee could not pass on spent fuel storage costs to rate-payers. The judge recommended that Connecticut Yankee withdraw its decommissioning plan and submit a new plan which addresses the issues cited by him. FERC will review the judge's recommendations and issue a decision on this case in the coming months. If FERC concurs with the judge's recommendation, this may result in a write down of certain Connecticut Yankee plant investments. Montaup cannot predict the ultimate outcome of FERC's review.

In August 1997, as the result of an economic evaluation, the Maine Yankee Board of Directors voted to permanently close that nuclear plant. Montaup has a 4.0% equity ownership in Maine Yankee. Montaup's share of the total estimated costs for the permanent shutdown, decommissioning, and recovery of the remaining investment in Maine Yankee is approximately $31.0 million. In January 1998, FERC accepted Maine Yankee's rate filing, subject to refund, for the recovery of its costs during the decommissioning period. On January 19, 1999, Maine Yankee and the active intervening parties filed an Offer of Settlement with FERC which was supported by FERC trial staff. Upon commission approval, this agreement will constitute full settlement of issues raised in this proceeding.

Also, Montaup is recovering through rates its share of estimated decommissioning costs for Millstone 3 and Seabrook I. Montaup's share of the current estimate of total costs to decommission Millstone 3 is $22.4 million in 1998 dollars, and Seabrook I is $14.4 million in 1998 dollars. These figures are based on studies performed for the lead owners of the units. Montaup also pays into decommissioning reserves pursuant to contractual arrangements with other nuclear generating facilities in which it has an equity ownership interest or life of the unit entitlement. Such expenses are currently recoverable through rates.

Pensions: EUA maintains a noncontributory defined benefit pension plan covering most of the employees of the EUA System (Retirement Plan). Retirement Plan benefits are based on years of service and average compensation over the four years prior to retirement. It is the EUA System's policy to fund the Retirement Plan on a current basis in amounts determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974. Total pension (income) expense for the Retirement Plan for 1998 included the following components:


($ in thousands)                                    1998
Service cost                                    $   2,929
Interest cost                                      10,390
Expected return on assets                         (15,033)
  Net amortization:
  Prior service cost                                  671
  Net actuarial (gain)                               (395)
  Transition obligation (asset)                      (274)
Total periodic pension (income) expense          $ (1,712)

Assumptions used to determine pension costs:

Discount Rate                                        7.25%
Compensation Increase Rate                           4.25%
Long-Term Return on Assets                           9.50%


The following tables set forth the actuarial present value of projected benefit obligations, fair value of assets and funded status at December 31, 1998:

Reconciliation of Projected Benefit Obligation

($ in thousands)                                     1998
Beginning of year benefit obligation               $144,915
Service cost                                          2,929
Interest cost                                        10,390
Actuarial loss                                        9,256
Disbursements                                        (8,032)
End of year benefit obligation                     $159,458

Reconciliation of Fair Value of Assets

($ in thousands)                                      1998
Beginning of year fair value of assets             $182,795
Actual return on plan assets                         38,074
Disbursements                                        (8,032)
End of year fair value of assets                   $212,837

Reconciliation of Funded Status

($ in thousands)                                      1998
Projected benefit obligation (PBO)                $(159,458)
Fair value of plan assets (FVA)                     212,837
PBO less than FVA (funded status)                    53,379
Unrecognized prior service cost                       4,153
Unrecognized net transition obligation (asset)         (662)
Unrecognized net actuarial (gain)                   (54,845)
Net amount recognized                             $   2,025

The discount rate used to determine pension obligations, effective January 1, 1999 was changed from 7.25% to 6.75% and was used to calculate the plan's funded status at December 31, 1998.

At December 31, 1998, approximately $2.7 million was included in other liabilities for non-qualified pension benefits.

EUA also maintains non-qualified supplemental retirement plans for certain officers and trustees of the EUA System (Supplemental Plans). Benefits provided under the Supplemental Plans are based primarily on compensation at retirement date. EUA maintains life insurance on certain participants of the Supplemental Plans, and policy cash values and death benefits may be available to offset EUA's obligations under the Supplemental Plans. As of December 31, 1998, approximately $6.5 million was included in accrued expenses and other liabilities for these plans. Expenses related to the Supplemental Plans were $1.1 million in 1998.

EUA also provides a defined contribution 401(k) savings plan for substantially all employees. EUA's matching percentage of employees' voluntary contributions to the plan, amounted to $1.5 million in 1998.

Post-Retirement Benefits: Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by EUA System companies for all qualified employees.

The total cost of post-retirement benefits other than pensions for 1998 includes the following components:

($ in thousands)                                    1998
Service cost                                     $    967
Interest cost                                       4,526
Expected return on assets                          (1,849)
Net amortization:
  Net actuarial (gain)                               (780)
  Transition obligation                             3,289
Total periodic postretirement benefit cost         $6,153
Assumptions used to determine post-retirement costs
   Discount rate                                     7.25%
   Health care cost trend rate
        - near-term                                  6.00%
        - long-term                                  5.00%
  Compensation increase rate                         4.25%
  Long-term return on assets
        - union                                      8.50%
        - non-union                                  7.50%

The following tables set forth the actuarial present value of accumulated postretirement benefit obligation, fair value of assets and funded status at December 31, 1998.

Reconciliation of Accumulated Post-retirement Benefit Obligation

($ in thousands)                                     1998
Beginning of year benefit obligation               $64,826
Service cost                                           967
Interest cost                                        4,526
Participant contributions                              151
Actuarial loss                                       2,644
Disbursements                                       (3,486)
End of year benefit obligation                     $69,628

Reconciliation of Fair Value Assets

($ in thousands)                                      1998
Beginning of year fair value of assets           $  23,729
Actual return on plan assets                         3,007
Company contributions                                6,794
Participant contributions                              151
Disbursements                                       (3,486)
End of year fair value of assets                   $30,195

Reconciliation of Funded Status

($ in thousands)                                     1998
Accumulated post-retirement benefit
       obligation (APBO)                         $ (69,628)
Fair value of plan assets (FVA)                     30,195
APBO (in excess of) FVA (Funded Status)            (39,433)
Unrecognized net transition obligation (asset)      46,046
Unrecognized net actuarial (gain)                  (13,967)
Net amount recognized                              $(7,354)

Effect of 1% Change in Assumed Health Care Cost Trend Rate

                                                 One Percentage Point
($ in thousands)                                 Increase     Decrease
Effect on 1998 service and interest cost
   components of net-periodic costs           $      814     $    (649)
Effect on 1998 accumulated post-retirement
   benefit obligation                         $    8,578     $  (6,996)

The discount rate used to determine post-retirement benefit obligations effective January 1, 1999 was changed from 7.25% to 6.75% and was used to calculate the funded status of post-retirement benefits at December 31, 1998.

Long-Term Purchased Power Contracts: The EUA System is committed under long-term purchased power contracts, expiring on various dates through September 2021, to pay demand charges whether or not energy is received. Under terms in effect at December 31, 1998, the aggregate annual minimum commitments for such contracts are approximately $111 million in 1999, $109 million in 2000, $111 million in 2001, $108 million in 2002, $101 million in 2003 and will aggregate approximately $927 million for the ensuing years. In addition, the EUA System is required to pay additional amounts depending on the actual amount of energy received under contracts in effect. The demand costs associated with these contracts are reflected as Purchased Power-Demand on the Consolidated Statement of Income. Such costs are currently recoverable through rates. Pending regulatory approval, certain power contract transfers related to the divestiture of EUA's generating assets will become effective in 1999. Upon completion of the power contract transfers, the demand charges will be reduced to $54 million in 1999, $43 million in 2000, $40 million in 2001, $42 million in 2002, $26 million in 2003, and $162 million in the ensuing years.

Environmental Matters: There is an extensive body of federal and state statutes governing environmental matters, which permit, among other things, federal and state authorities to initiate legal action providing for liability, compensation, cleanup, and emergency response to the release or threatened release of hazardous substances into the environment and for the cleanup of inactive hazardous waste disposal sites which constitute substantial hazards. Because of the nature of the EUA System's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by the United States Environmental Protection Agency (EPA) as well as state and local authorities. The EUA System generally provides for the disposal of such substances through licensed contractors, but these statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. Subsidiaries of EUA have been notified with respect to a number of sites where they may be responsible for such costs, including sites where they may have joint and several liability with other responsible parties. It is the policy of the EUA System companies to notify liability insurers and to initiate claims. EUA is unable to predict whether liability, if any, will be assumed by, or can be enforced against, the insurance carriers in these matters.

On December 13, 1994, the United States District Court for the District of Massachusetts (District Court) issued a judgment against Blackstone, finding Blackstone liable to the Commonwealth of Massachusetts (Commonwealth) for the full amount of response costs incurred by the Commonwealth in the cleanup of a by-product of manufactured gas at a site at Mendon Road in Attleboro, Massachusetts. The judgment also found Blackstone liable for interest and litigation expenses calculated to the date of judgment. The total liability is approximately $5.9 million, including approximately $3.6 million in interest which had accumulated since 1985. Due to the uncertainty of the ultimate outcome of this proceeding and anticipated recoverability whether through rates, insurance providers or other parties, Blackstone recorded an asset for the amount funded under the escrow agreement (discussed below) consistent with provisions of SFAS 5, specifically paragraphs 3, 10, and 13 and SFAS 71, specifically paragraphs 3 and 9. This amount is included with Other Assets on the Consolidated Balance Sheets at December 31, 1998 and
1997. Should the EPA determine the substance to be non-toxic, the company may be able to retain the entire escrowed amount and would relieve both the asset and liability from its balance sheet at that time. However should the EPA determine that the substance is hazardous, the company would amortize its asset, net of amounts recovered through insurance proceeds or from other parties, over a five year period in accordance with the company's established rate recovery mechanisms of similar costs.

Blackstone filed a Notice of Appeal of the District Court Judgment and filed its brief with the United States Court of Appeals for the First Circuit (First Circuit) on February 24, 1995. On October 6, 1995, the First Circuit vacated the District Court's judgment and ordered the District Court to refer the matter to the EPA to determine whether the chemical substance, ferric ferrocyanide (FFC), contained within the by-product is a hazardous substance. On January 20, 1995, Blackstone entered into an escrow agreement with the Commonwealth whereby Blackstone deposited $5.9 million with an escrow agent who transferred the funds into an interest bearing money market account. The distribution of the proceeds of the escrow account will be determined upon the final resolution of the judgment. No additional interest expense will accrue on the judgment amount.

On January 28, 1994, Blackstone filed a complaint in the District Court, seeking, among other relief, contribution and reimbursement from Stone & Webster Inc., of New York City and several of its affiliated companies (Stone
& Webster), and Valley Gas Company of Cumberland, Rhode Island (Valley) for any damages incurred by Blackstone regarding the Mendon Road site. On November 7, 1994, the Court denied motions to dismiss the complaint which were filed by Stone & Webster and Valley. This proceeding was stayed in December 1995 pending final EPA determination as to whether FFC is a hazardous substance.

Blackstone has notified certain liability insurers and has filed claims with respect to the Mendon Road site, as well as other sites. Blackstone reached settlement with one carrier for reimbursement of legal costs related to the Mendon Road case. In January 1996, Blackstone received the proceeds of the settlement.

As of December 31, 1998, the EUA System had incurred costs of approximately $7.7 million (excluding the $5.9 million Mendon Road judgment) in connection with the investigation and cleanup of these sites, substantially all of which relate to Blackstone. These amounts have been financed primarily by internally generated cash. Blackstone is currently amortizing all of its incurred costs over a five-year period consistent with prior regulatory recovery periods and is recovering certain of those costs in rates.

EUA estimates that additional costs of up to $2.5 million (excluding the $5.9 million Mendon Road judgment) may be incurred at these sites through 1999, substantially all of which relates to sites at which Blackstone is a potentially responsible party. Estimates beyond 1999 cannot be made since site studies, which are the basis of these estimates, have not been completed. As a result of the recoverability of cleanup costs in rates and the uncertainty regarding both its estimated liability, and potential contributions from insurance carriers and other responsible parties, EUA does not believe that the ultimate impact of the environmental costs will be material to the financial position of the EUA System or to any individual subsidiary. Thus no loss provision is required at this time.

The Clean Air Act Amendments created new regulatory programs and generally updated and strengthened air pollution control laws. These Amendments expanded the EPA regulations of emissions from electric generating facilities and a host of other sources. EUA System generating facilities were first affected in 1995, when EPA regulations became applicable to the facilities. Montaup's coal-fired Somerset Unit 6 is utilizing lower sulfur content coal to meet the 1995 air standards. EUA does not anticipate the impact from the Amendments to be material to the financial position of the EUA System.

In July 1997, the EPA issued a new and more stringent rule covering ozone particulate matter which is to be followed by promulgation of more stringent ozone and particulate matter standards. The effect that such standards will have on the EUA System cannot be determined by management at this time.

Eastern Edison, Montaup, the Massachusetts Attorney General and Division of Energy Resources entered into a settlement regarding electric utility industry restructuring in Massachusetts. The settlement includes a plan for emissions reductions related to Montaup's Somerset Station Units 5 and 6. The basis for SO2 and NOx emission reductions in the proposed settlement is an allowance cap calculation. Montaup may meet its allowance caps by any combination of control technologies, fuel switching, operational changes, and/or the use of purchased or surplus allowances. The settlement was approved by FERC on December 19, 1997.

In April 1992, the Northeast States for Coordinated Air Use Management (NESCAUM), an environmental advisory group for eight northeast states including Massachusetts and Rhode Island, issued recommendations for NOx controls for existing utility boilers required to meet the ozone non-attainment requirements of the Clean Air Act. The NESCAUM recommendations are more restrictive than the Clean Air Act requirements. The Massachusetts Department of Environmental Management has amended its regulations to require that Reasonably Available Control Technology (RACT) be implemented at all stationary sources potentially emitting 50 tons or more per year of NOx. Similar regulations have been issued in Rhode Island. Montaup has initiated compliance with these requirements through, among other things, selective noncatalytic reduction processes.

See Note A regarding EUA's planned divestiture of generation assets.

A number of scientific studies in the past several years have examined the possibility of health effects from EMF that are found wherever there is electricity. While some of the studies have indicated some association between exposure to EMF and health effects, many others have indicated no direct association. Some states have enacted regulations to limit the strength of magnetic fields at the edge of transmission line rights-of-way. Rhode Island has enacted a statute which authorizes and directs the Energy Facility Siting Board to establish rules and regulations governing construction of high voltage transmission lines of 69 kv or more. Management cannot predict the ultimate outcome of the EMF issue.

Guarantee of Financial Obligations: EUA has guaranteed or entered into equity maintenance agreements in connection with certain obligations of its subsidiaries. EUA has guaranteed the repayment of EUA Cogenex's $24.5 million, 10.56% unsecured long-term notes due 2005 and EUA Ocean State's $26.1 million, 9.59% unsecured long-term notes due 2011. In addition, EUA has entered into equity maintenance agreements in connection with the issuance of EUA Service's 10.2% Secured Notes and EUA Cogenex's 9.6% Unsecured Notes. Under the December 1992 settlement agreement with EUA Power, EUA reaffirmed its guarantee of up to $10 million of EUA Power's share of the decommissioning costs of Seabrook I and any costs of cancellation of Seabrook I or Seabrook
II. EUA guaranteed this obligation in 1990 in order to secure the release to EUA Power of a $10 million fund established by EUA Power at the time EUA Power acquired its Seabrook interest. EUA has not provided a reserve for this guarantee because management believes it unlikely that EUA will ever be required to honor the guarantee.

Montaup is a 3.27% equity participant in two companies which own and operate transmission facilities interconnecting New England and the Hydro Quebec system in Canada. Montaup has guaranteed approximately $4.1 million of the outstanding debt of these two companies. In addition, Montaup and Newport have minimum rental commitments which total approximately $11.2 million and $1.4 million, respectively, under a noncancelable transmission facilities support agreement for years subsequent to 1998.

Other: Since early 1997, fourteen plaintiffs brought suits against numerous defendants, including EUA, for injuries and illness allegedly caused by exposure to asbestos over approximately a thirty-year period, at premises, including some owned by EUA companies. The total damages claimed in all of these complaints was $34 million in compensatory and punitive damages, plus exemplary damages and interest and costs. Each complaint names between fifteen and twenty-eight defendants, including EUA. These complaints have been referred to the applicable insurance companies. Counsel has been retained by the insurers and is actively defending all cases. Four cases have been dismissed as against the EUA Companies. EUA cannot predict the ultimate outcome of this matter at this time.

A pending class action, filed on March 2, 1998, in the Massachusetts Supreme Judicial Court naming all Massachusetts electric distribution companies, including Eastern Edison, and certain Massachusetts state agencies as defendants, seeks to invalidate certain sections of the Electric Utility Restructuring Act of 1997. The Act directs the Massachusetts Department of Telecommunications and Energy to impose mandatory charges on all electricity sold to customers, except those served by a municipal lighting plant, to fund energy efficiency activities and to promote renewable energy projects. In addition to declaratory judgment, plaintiffs seek remittance of monies paid to each distribution company by customers along with any interest earned. The outcome of this class action is unknown at this time, however, Eastern Edison is vigorously defending the lawsuit.

Cogenex Settlement - EUA Cogenex recorded an after-tax charge of $2.1 million to earnings related to an arbitration panel's decision in a matter involving the 1995 sale of a portfolio of cogeneration units by EUA Cogenex to Ridgewood/Mass Power Partners, et al (Ridgewood). Ridgewood claimed that financial and other warranties in the purchase and sale agreement had been breached. EUA Cogenex entered counterclaims seeking recovery of costs of certain services performed for Ridgewood. The arbitration panel found for the buyer on some of the warranty claims, and awarded damages of approximately $2.6 million plus interest. EUA Cogenex was awarded approximately $400,000 plus interest on its counterclaim. EUA Cogenex paid the arbitration panel's net award less interest and recorded this charge to earnings during the fourth quarter of 1998. EUA Cogenex continues to contest the panel's findings with respect to the interest and legal fees.

Termination of Power Marketing Joint Venture - In the third quarter of 1997, EUA announced the termination of a power marketing joint venture with an affiliate of Duke Energy Corporation, the establishment of contingency reserves related to certain of its energy-related business activities and other expenses. Collectively, these actions resulted in a net after-tax gain of $1.5 million in third quarter 1997 earnings. The gross pre-tax gain related to the joint venture termination was $6.6 million. The gain was offset by contingency reserves for EUA's non-core business operations, industry restructuring matters, the Millstone 3 outage, interest and insurance aggregating $4.4 million. Also, EUA recorded expenses of $200,000 related to industry restructuring efforts.